Filed Pursuant to Rule 424(b)(3)
File No. 333-129782

OFFERING PROSPECTUS

VioQuest Pharmaceuticals, Inc.

38,291,567 Shares

Common Stock

The selling stockholders identified on pages 50 - 54 of this prospectus are offering on a resale basis a total of 38,291,567 shares of our common stock, including 9,589,972 shares issuable upon the exercise of outstanding warrants. We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “VQPH.” On December 5, 2005, the last sale price for our common stock as reported on the OTC Bulletin Board was $1.02.

The securities offered by this prospectus involve a high degree of risk.
See “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined that this prospectus is truthful or complete. A representation to the contrary is a criminal offense.

The date of this Prospectus is December 5, 2005.

PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of this offering. Because it is only a summary, it does not contain all of the detailed information contained elsewhere in this prospectus or in the documents included as exhibits to the registration statement that contains this prospectus. Accordingly, you are urged to carefully review this prospectus in its entirety.

Our Company

VioQuest Pharmaceuticals, Inc. engages in two distinct businesses: drug development and chiral technology. Our drug development business focuses on the acquisition, development and commercialization of pharmaceutical drug candidates, particularly candidates for use in oncology. Our chiral business provides innovative chiral products, technology and services to pharmaceutical and fine chemical companies in all stages of a product lifecycle.

Drug Development

Through our drug development business, we acquire, develop, and commercialize innovative products for the treatment of important unmet medical needs in cancer and immunological diseases. Through our acquisition of Greenwich Therapeutics, Inc. in October 2005, we obtained the rights to develop and commercialize two oncology drug candidates - Sodium Stibogluconate, also called “SSG,” and Triciribine, or “TCN.” The rights to our two oncology drug candidates, SSG and TCN, are governed by license agreements with The Cleveland Clinic Foundation and the University of South Florida Research Foundation, respectively. These licenses gives us the right to develop, manufacture, use, commercialize, lease, sell and/or sublicense SSG and TCN.

SSG is a pentavalent antimonial drug that we believe acts as an inhibitor to the enzymatic action of multiple protein tyrosine phosphatases, or PTPases, which are enzymes involved in the intracellular signaling pathways of a number of receptor tyrosine kinases involved in controlling cell growth, proliferation and differentiation. By inhibiting the enzymatic action of certain PTPases, it is believed that SSG may be effective in triggering apoptosis, or cell death, in malignant cancer cells. This potential effect on cancer cells, coupled with its apparent ability to empower the immune system and its modest toxicity profile, indicate to us that SSG is an ideal drug to evaluate as an anti-cancer agent. To date, we have not submitted any application to the FDA, although The Cleveland Clinic has filed an investigator IND which has been accepted by the FDA, and pursuant to which it is conducting a clinical trial in SSG.

TCN is a nucleoside analog which we believe inhibits Akt (Protein Kinase B). Though not normally active in human cells, Akt, a serine/threonine protein kinase, is typically hyperactivated, or hyperphosphorylated, in many tumor types. Since Akt has been shown to play a critical role in malignant transformation by inducing cell survival, growth, migration, and angiogenesis, and since research demonstrates disruption of the Akt pathway leads to apoptosis and inhibition of tumor growth, we believe that Akt is an attractive therapeutic target. Therefore, if TCN inhibits Akt, as available research indicates, we believe that TCN may be effective in the treatment of certain malignancies.

Chiral Products and Services

Our chiral business offers two main lines of products and services - proprietary chiral catalysts and chiral building blocks or client-defined molecules. We have the rights to certain chemical compounds known as chiral ligands which, with the introduction of a metal, serve as catalysts in facilitating the production of chiral molecules in such a manner that there is a preferential manufacture of the desired molecule versus the unwanted mirror-image molecule. We provide pharmaceutical and fine chemical manufacturers and other prospective clients with broad access to our technologies for testing purposes at a low upfront cost, coupled with the opportunity to gain access to such technologies for specific applications for fees, royalties and certain manufacturing and development rights. Our ligands may also find use in producing fine chemicals other than pharmaceuticals - chiral molecules are used in flavors, fragrances, agrochemicals, animal health, food and feed additives (including vitamins) and nutraceuticals. In connection with our chiral technology, we provide specialized services to pharmaceutical, biotechnology and fine chemical companies relating to the development of chiral manufacturing processes for their products. We are also engaged in developing and making client-defined building blocks and drug candidate fragments, mainly in the chiral area. With this process chemistry offering to life sciences companies, we develop new synthetic routes or optimize existing ones and produce certain quantities of material for further processing at the clients’ needs either for further elaboration, clinical trials or beyond.

Our proprietary chiral technology was developed by Dr. Xumu Zhang, a professor at Pennsylvania State University (“Penn State”), and is owned by the Penn State Research Foundation (“PSRF”), the technology development arm of Penn State. In November 2000, we obtained from the PSRF an exclusive, worldwide license to certain patents based on Dr. Zhang’s research relating to asymmetrical catalysis. This license gives us the right to, among other things, sub-license technology rights on a non-exclusive basis to clients, or sell molecule groups, known as ligands, to pharmaceutical and fine chemical company clients for both research and commercial applications.

We are incorporated under the laws of Delaware. Our company resulted from the reverse merger of Chiral Quest, LLC, a Pennsylvania limited liability company that commenced operations in October 2000, and Surg II, Inc., a Minnesota corporation, on February 18, 2003. Following the merger, Surg II, Inc. was renamed Chiral Quest, Inc., and in August 2004, we changed our name to VioQuest Pharmaceuticals, Inc. In October 2005, we reincorporated in the state of Delaware. See “— Recent Developments — Reincorporation.”

Our executive offices are located at Princeton Corporate Plaza, 7 Deer Park Drive, Suite E, Monmouth Junction, New Jersey 08852 and our telephone number is (732) 274-0399. Our Internet site is www.vioquestpharm.com.

Recent Developments

Reincorporation

Pursuant to an Agreement and Plan of Merger with VioQuest Delaware, Inc., a Delaware corporation and our wholly-owned subsidiary, we merged with and into VioQuest Delaware with VioQuest Delaware remaining as the surviving corporation. Our stockholders received one share of common stock of VioQuest Delaware, par value $.001, for each share of our common stock held. In connection with the reincorporation, VioQuest Delaware changed its name to “VioQuest Pharmaceuticals, Inc.” The reincorporation merger, together with a proposal to increase the authorized capital of the Company from 50,000,000 undesignated shares of capital stock to 100,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock, were approved by the Company’s stockholders at a special meeting held on October 6, 2005.

2005 Private Placement

On October 18, 2005, we completed a private placement of units consisting of shares of our common stock and warrants to purchase additional shares of common stock. We sold a total of 11,179,975 shares of common stock, together with five-year warrants to purchase 4,471,975 shares at an exercise price of $1.00 per share, for gross proceeds of approximately $8.4 million, before deducting selling commissions and expenses.

We engaged Paramount BioCapital, Inc. as placement agent and paid total cash commissions of approximately $587,000, of which $35,525 was paid to certain selected dealers engaged by Paramount BioCapital in connection with the private placement and issued five-year warrants to purchase an aggregate of 1,117,997 shares of common stock exercisable at a price of $1.00 per share, which Paramount Bio Capital allocated to certain selected dealers engaged by Paramount Bio Capital. After deduction of these selling commissions and expenses, we realized aggregate net proceeds from our October 2005 private placement of approximately $7.8 million.

Acquisition of Greenwich Therapeutics, Inc.

Pursuant to an Agreement and Plan of Merger dated July 1, 2005, as amended (the “Merger Agreement”), among us, Greenwich Therapeutics, Inc., a Delaware corporation, and VQ Acquisition Corp., a Delaware corporation and our wholly-owned subsidiary, VQ Acquisition merged with and into Greenwich, with Greenwich remaining as the surviving corporation and our wholly-owned subsidiary. In consideration for their shares of Greenwich capital stock and in accordance with the Merger Agreement, the stockholders of Greenwich received an aggregate of approximately 17,128,790 shares of our common stock and five-year warrants to purchase an aggregate of 4,000,000 shares of common stock exercisable at a price of $1.41 per share. One-half of the total number of shares and warrants issued to former Greenwich stockholders were deposited into an escrow account and will be released upon the achievement of certain milestones relating to the development of the product candidates acquired from Greenwich. As a result of the merger, we assumed Greenwich’s outstanding indebtedness of approximately $822,000, which resulted from a promissory note issued to Paramount BioCapital Investments, LLC, which is owned and controlled by Dr. Lindsay Rosenwald. The note was amended at the time of the merger to provide that we would assume the outstanding indebtedness under the note and that (i) one-third of the outstanding indebtedness was payable at such time as we raised at least $5 million in new financing (an “Offering”), which was triggered by an October 2005 private placement, (ii) one-third of the outstanding indebtedness was payable at such time as we raised at least an aggregate of $10 million in new financing (including an Offering), and (iii) one-third of the outstanding indebtedness would convert into shares of our common stock at the closing of the Offering. As a result of the October 2005 private placement, discussed above, we have now satisfied an aggregate of approximately $560,000 of the indebtedness due under the amendment by paying $265,000 in cash and issuing 392,830 shares of our common stock at a per-share price of $0.75 to Paramount.

Several of Greenwich’s former stockholders are our directors or significant stockholders. Dr. Rosenwald and various trusts established for the benefit of Dr. Rosenwald and members of his immediate family collectively beneficially owned approximately 48 percent of Greenwich’s common stock and, immediately prior to the merger, beneficially owned approximately 16 percent of our common stock. In addition, Stephen C. Rocamboli and Michael Weiser, each of whom is a director of our company, collectively owned approximately 11 percent of Greenwich’s outstanding common stock. Mr. Rocamboli and Dr. Weiser are also employed by Paramount BioCapital, Inc., an entity owned and controlled by Dr. Rosenwald. As a result of such relationships with Greenwich, both Mr. Rocamboli and Dr. Weiser did not attend or otherwise participate in any meetings of our board of directors relating to the Merger Agreement.

Resignation and Appointment of Directors

On November 28, 2005, David M. Tanen and Kenneth W. Brimmer resigned from our board of directors. We appointed Johnson Y.N. Lau, M.B., B.S., M.D., F.R.C.P. to our board of directors on November 29, 2005.  We expect that Dr. Lau will also be appointed to serve on the audit and compensation committees of our board of directors.

Risk Factors

For a discussion of some of the risks you should consider before purchasing shares of our common stock, you are urged to carefully review and consider the section entitled “Risk Factors” beginning on page 7 of this prospectus.

The Offering

The selling stockholders identified on pages 50 - 54 of this prospectus are offering on a resale basis a total of 38,291,567 shares of the following shares of our common stock:

•	11,179,975 shares of our outstanding common stock issued in connection with an October 2005 private placement;

•	4,471,975 shares of our common stock issuable at a price of $1.00 per share upon the exercise of warrants issued to the investors in our October 2005 private placement;

•	1,117,997 shares of our common stock issuable at a price of $1.00 per share upon the exercise of warrants issued to the placement agents in connection with our October 2005 private placement;

•	17,128,790 shares of our outstanding common stock issued in connection with our acquisition of Greenwich Therapeutics, Inc. in October 2005;

•	4,000,000 shares of our common stock issuable at a price of $1.41 per share upon the exercise of warrants issued to the former holders of Greenwich Therapeutics, Inc. common stock; and

•
392,830 shares of our outstanding common stock issued to Paramount BioCapital Investments, LLC in partial payment of debt assumed in connection with our October 2005 acquisition of Greenwich Therapeutics, Inc.

Common stock offered	38,291,567 shares

Common stock outstanding before the offering(1)	46,729,519 shares

Common stock outstanding after the offering(2)	56,319,491 shares

Common Stock OTC Bulletin Board symbol	VQPH.OB

(1) Based on the number of shares outstanding as of December 5, 2005, not including 17,198,472 shares issuable upon exercise of various warrants and options to purchase common stock.

(2) Assumes the issuance of all shares offered hereby that are issuable upon exercise of warrants.

RISK FACTORS

An investment in our common stock is very risky. You may lose the entire amount of your investment. Prior to making an investment decision, you should carefully review this entire prospectus and consider the following risk factors:

Risks Related to Our Securities

Trading of our common stock is limited, which may make it difficult for you to sell your shares at times and prices that you feel are appropriate.

Trading of our common stock, which is conducted on the OTC Bulletin Board has been limited. This adversely effects the liquidity of our common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of us. This may result in lower prices for our common stock than might otherwise be obtained and could also result in a larger spread between the bid and asked prices for our common stock.

Because it is a “penny stock,” it will be more difficult for you to sell shares of our common stock.

In addition, our common stock is considered a “penny stock” under SEC rules because it has been trading on the OTC Bulletin Board at a price lower than $5.00. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. This document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser’s written agreement to the purchase. Broker-dealers also must provide customers that hold penny stocks in their accounts with such broker-dealer a monthly statement containing price and market information relating to the penny stock. If a penny stock is sold to you in violation of the penny stock rules, you may be able to cancel your purchase and get your money back. The penny stock rules may make it difficult for you to sell your shares of our stock, however, and because of the rules, there is less trading in penny stocks. Also, many brokers simply choose not to participate in penny-stock transactions. Accordingly, you may not always be able to resell shares of our common stock publicly at times and prices that you feel are appropriate.

A significant number of shares of our common stock are or will become available for sale and their sale could depress the price of our common stock.

A substantial number of shares of our common stock are being offered by this prospectus. We may also issue additional shares in connection with our business and may grant additional stock options to our employees, officers, directors and consultants or warrants to third parties. Sales of a substantial number of shares of our common stock in the public market after this offering could adversely affect the market price for our common stock and make it more difficult for you to sell our shares at times and prices that you feel are appropriate.

Our stock price is, and we expect it to remain, volatile, which could limit investors’ ability to sell stock at a profit.

The volatile price of our stock makes it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our common stock. These include, but are not limited to:

•	announcements of technological innovations or new commercial products by our competitors or us;

•	developments concerning proprietary rights, including patents;

•	regulatory developments in the United States and foreign countries;

•	economic or other crises and other external factors;

•	period-to-period fluctuations in our revenues and other results of operations;

•	changes in financial estimates by securities analysts; and

•	sales of our common stock.

We will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance.

 In addition, the stock market in general, and the market for biotechnology companies in particular, has experienced extreme price and volume fluctuations that may have been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

Because we do not expect to pay dividends, you will not realize any income from an investment in our common stock unless and until you sell your shares at profit.

We have never paid dividends on our common stock and do not anticipate paying any dividends for the foreseeable future. You should not rely on an investment in our stock if you require dividend income. Further, you will only realize income on an investment in our shares in the event you sell or otherwise dispose of your shares at a price higher than the price you paid for your shares. Such a gain would result only from an increase in the market price of our common stock, which is uncertain and unpredictable.

Risks Related to Our Company

We have no meaningful operating history on which to evaluate our business or prospects.

We commenced operations with respect to our chiral business in October 2000 and only acquired the rights in our two drug candidates in October 2005. Therefore, have only a limited operating history on which you can base an evaluation of our business and prospects. Accordingly, our business prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets, such as the fine chemical, pharmaceutical and biotechnology markets.

Our management anticipates incurring losses for the foreseeable future.

For the year ended December 31, 2004, we had a net loss of $4,023,558 and since our inception in October 2000 through September 30, 2005, we have incurred an aggregate net loss of $10,248,407. As of September 30, 2005, without giving effect to our October 2005 private placement, we had total assets of $2,613,254, of which $261,782 was cash or cash equivalents. We expect operating losses to continue for the foreseeable future and there can be no assurance that we will ever be able to operate profitably.

We will require additional financing in order to complete the development of our products and services and otherwise develop our business operations. Such financing may not be available on acceptable terms, if at all.

Following the completion of our October 2005 private placement, we anticipate that our current capital will be adequate to fund our operations through at least September 30, 2006. However, changes may occur that would consume available capital resources before that time. Our combined capital requirements will depend on numerous factors, including: competing technological and market developments, changes in our existing collaborative relationships, the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights and the outcome of any potentially related litigation or other dispute, the purchase of additional capital equipment, acquisition of technologies, and the development and regulatory approval progress of our customers’ product candidates into which our technology will be incorporated. Additionally, working capital will be impacted by the costs associated with the drug development process related to acquiring a drug candidate. Unless we are able to significantly increase our revenues, we will most likely require additional financing by the end of the third quarter of 2006 in order to continue operations. The most likely source of such financing includes private placements of our equity or debt securities or bridge loans to us from third party lenders. These factors raise substantial doubt about our ability to continue as a going concern.

Additional capital that may be needed by us in the future may not be available on reasonable terms, or at all. If adequate financing is not available, we may be required to terminate or significantly curtail our operations, or enter into arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, or potential markets that we would not otherwise relinquish.

Our operating results will fluctuate, making it difficult to predict our results of operations in any future period.

As we develop our business, we expect our revenues and operating results to vary significantly from quarter-to-quarter. As a result, quarter-to-quarter comparisons of our revenues and operating results may not be meaningful. In addition, due to the fact that we have little or no significant operating history with our new technology, we cannot predict our future revenues or results of operations accurately. Our current and future expense levels are based largely on our planned expenditures and estimates of future revenues. Accordingly, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and any significant shortfall in revenues relative to our planned expenditures could have an immediate adverse effect on our business and results of operations.

 A small group of persons is able to exert significant control over us.

Our current officers and directors beneficially own or control approximately 13% of our common stock. Individually and in the aggregate, these persons will have significant influence over the management of our business, the election of directors and all matters requiring stockholder approval. In particular, this concentration of ownership may have the effect of facilitating, delaying, deferring or preventing a potential acquisition of our company and may adversely affect the market price of our common stock. Additionally, two members of our Board of Directors are employees of Paramount BioCapital, Inc., or one of its affiliates. Dr. Lindsay A. Rosenwald is the chairman and sole owner of Paramount BioCapital, Inc. and such affiliates. Dr. Rosenwald beneficially owns 7.2% of our outstanding common stock, and several trusts for the benefit of Dr. Rosenwald and his family beneficially own 21.8% of our outstanding common stock. Although Dr. Rosenwald does not have the legal authority to exercise voting power or investment discretion over the shares held by those trusts, he nevertheless may have the ability to exert significant influence over the Company.

The fine chemical, pharmaceutical and biotechnology industries involve rapidly changing technologies.

Rapid technological change and uncertainty due to new and emerging technologies characterize the drug and fine chemical development industries. We may not be able to develop, integrate and market, on a timely basis, the new and enhanced products and services necessary to keep pace with competitors. Failure to anticipate or to respond to changing technologies, or significant delays in product development or introduction, could cause our customers to delay or decide against purchases of our products or services.

Risks Relating to Our Chiral Business

Our future success is highly dependent on the continued availability of Dr. Xumu Zhang and other key employees and consultants.

In connection with the continued development of our products and services, the success of our chiral business is substantially dependent upon on the continued service of our existing research personnel, including in particular, Xumu Zhang, Ph.D. Dr. Zhang, a professor at Penn State, who serves as our Chief Technology Officer and provides essential services to us pursuant to a consulting agreement. Although we maintain a $5 million key-man insurance policy with respect to Dr. Zhang and he has entered into a non-compete agreement with us, the loss of his services would have a material adverse effect on our business. In addition to Dr. Zhang, we employ other research scientists who are also critical to our success. Although these research scientists have entered into confidentiality agreements, most have not entered into noncompete agreements with us. The loss of one or more of our research personnel could prevent or delay the ongoing development of our products and services, which would materially and adversely affect our business.

We may be unable to develop successful customer relationships.

We intend to establish relationships with various types of customers and partners, such as pharmaceutical and fine chemical manufacturers. Each of these relationships will involve negotiation of terms and fees. We cannot be certain that we will be able to negotiate profitable relationships or that we can successfully fulfill our obligations under development agreements that will allow us to continue these relationships.

Our license agreement with Penn State Research Foundation may be terminated if we do not achieve certain milestones.

Our business is based on technically complex products and services. We do not directly own our proprietary technology, but rather we have the exclusive, worldwide right to use it pursuant to a license agreement with the Penn State Research Foundation. Currently, our commercial success depends entirely on this licensed technology. Pursuant to the license agreement, we are required to use our best efforts to achieve “gross revenue” (as defined in the license agreement) of at least $250,000 in 2004 (which we achieved), and at least $350,000 in 2005 (which we achieved), and at least $500,000 in 2006. In the event we fail to achieve these milestones in 2006, or otherwise materially breach the license agreement, the Penn State Research Foundation may have the right, but not the obligation, to terminate the license. Unless we subsequently develop our own technology independent of the Penn State Research Foundation, termination of this license would preclude us from implementing our business plan.

We will need to create and grow our scientific, sales and support operations.

We will need to create and substantially grow our direct and indirect sales operations, both domestically and internationally, in order to create and increase market awareness and sales of our products and services. The sale of our products and services will require the engagement of sophisticated and highly knowledgeable sales personnel. Similarly, the anticipated complexity of our products and services and the difficulty of customizing them will require us to hire research and development personnel and customer service and support personnel, highly trained in chiral chemistry and chemical engineering. Competition among our company and others to retain qualified sales personnel, chemists and chemical engineers is intense due to the limited number of available qualified candidates for such positions. Many of our competitors are in a financial position to offer potential employees greater compensation and benefits than those which may be offered by us. Failure to recruit and retain such persons will have a material adverse effect on our business operations.

We are dependent on a few customers.

We are currently dependent on two customers who accounted for 34 percent and 26 percent, a major pharmaceutical company and a biotech company respectively, of our fiscal 2004 revenue, and we have continued to be dependent on a limited number of customers during fiscal 2005. The loss of either customer would have a material adverse effect on our business.

Our future success is dependent on the management of our potential growth.

Our future success depends upon our ability to grow our business. Such growth, if it occurs, will require us to establish management and operating systems, hire additional technical support and sales personnel, and establish and maintain our own independent office, research and production facilities. Failure to manage that growth efficiently could have a material adverse affect on our business.

We face intense competition.

We compete directly with the in-house research departments of fine chemical, pharmaceutical and biotechnology companies, as well as contract research companies, and research and academic institutions. Many of our competitors have greater financial and other resources than us. As new companies enter the market and as more advanced technologies become available, we expect to face increased competition. In the future, any one of our competitors may develop technological advances that render obsolete the products or services that we provide or may provide in the future. While we plan to develop new and better technologies, which will give us competitive advantages, our competitors plan to do the same. We may not be able to develop the technologies we need to successfully compete in the future, and our competitors may be able to develop such technologies before we do. Consequently, we may not be able to successfully compete in the future.

Since many of our customers and potential customers are pharmaceutical and biotechnology companies, we are and will be subject to risks, uncertainties and trends that affect companies in these industries.

For the foreseeable future, we will derive a substantial portion of our revenue from pharmaceutical and biotechnology companies. As a result, we will be subject to risks and uncertainties that affect the pharmaceutical and biotechnology industries and possible reduction and delays in research and development expenditures by companies in these industries. Our future revenues may also be adversely affected by mergers and consolidation in the pharmaceutical and biotechnology industries, which will reduce the number of potential customers.

In particular, pharmaceutical and biotechnology companies face significant regulation by governmental entities in the United States and other countries. The nature and the extent to which such regulation may apply to our customers will vary depending on the nature of any such customers’ products. Most of the pharmaceutical products developed by our customers will require regulatory approval by governmental agencies prior to commercialization. In particular, human pharmaceutical therapeutic products are subject to rigorous preclinical and clinical testing and other approval procedures by the FDA and by foreign regulatory authorities. Various federal and, in some cases, state laws also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such pharmaceutical products. The process of obtaining these approvals and the subsequent compliance with appropriate federal and foreign statutes and regulations are time consuming, can cause significant delays in the commercialization of a drug, and often require the expenditure of substantial resources. To the extent our customers experience significant delays in obtaining the necessary regulatory approvals to market their pharmaceutical products, or are unable to obtain such approvals at all, these customers will not purchase our proprietary ligands and other services used in the manufacture of the ultimate pharmaceutical product.

We may be held liable for harm caused by drugs that our customers develop and test.

Often times, our ligands will be used by our customers to produce drugs for human use. If any of the drugs cause injuries or illness to people, we may be required to incur substantial costs in defending against claims and may be required to pay damages arising therefrom. Although we have liability insurance and will use commercially reasonable efforts to obtain indemnification covenants from our customers for their use of our products, such protections may not be sufficient to protect us from the cost of such claims. Damages awarded in a product liability action could be substantial and could have a material adverse effect on our financial condition.

We may be held liable for contamination or other harm caused by hazardous materials that we use.

Some of our research and development processes involve the use of hazardous materials and, therefore, we are subject to federal, state and local regulation governing the use, manufacture, handling, storage and disposal of hazardous materials. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials and we may incur liability as a result of any contamination or injury. We may also incur expenses relating to compliance with environmental laws. Such expenses or liability may have a material adverse effect on our financial condition.

We may not be able to license technologies that we need to conduct our business.

In addition to the technologies that we develop, we will rely heavily on technologies that we license from other companies or institutions. We may not be able to license technologies that we need in the future or we may be unable to license such technologies on a commercially reasonable basis. Although our license agreement with the Penn State Research Foundation provides that we are entitled to use any “improvements” subsequently made to the technologies we currently license, the Penn State Research Foundation has no obligation to license any “new” technologies discovered by Dr. Zhang and researchers at Penn State. If we are unable to license the technologies we need in the future, or to license or otherwise acquire such technologies on commercially reasonable terms, we may experience increased costs (and, therefore, reduced profits) or be unable to engage in certain activities that require those technologies. Accordingly, failure to license the technologies we need in the future or otherwise acquire such technologies on commercially reasonable terms could have a material adverse effect on our business operations.

Our success will depend on our ability to protect our proprietary technology.

Our rights to a substantial portion of our technology are as the exclusive licensee to several United States patents and a number of United States and foreign pending patent applications held by the Penn State Research Foundation, including the ligands that comprise our Chiral ToolKit. These patents and patent applications are based primarily upon the work of Dr. Zhang, our CTO, who is also an associate professor at the Pennsylvania State University. Our success will depend largely on our ability, and the ability of our licensors and licensees, to obtain patents for their technologies and products, if any, resulting from the application of such technologies, defend patents once obtained, and maintain trade secrets.

If we are unable to protect our intellectual property, or incur significant expense in doing so, our business, operating results and financial condition may be materially adversely affected. Any steps we take to protect our intellectual property may be inadequate, time consuming and expensive.

Our success and ability to compete are substantially dependent upon our internally developed products and services, which we currently protect through the use of United States and foreign patents. To the extent such products and services are not patentable, we will rely on trade secret protection. As with other knowledge-based products, however, our patent positions rest on complex factual and legal issues that are not entirely resolved and there can be no assurance that the patents utilized by us will adequately protect our proprietary products and services. Although we have taken steps to protect our unpatented trade secrets and know-how, in part through the control of access to such information and through the use of confidentiality agreements with our employees, consultants and certain of our contractors, customers and potential customers, there can be no assurance that these agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently developed or discovered by competitors. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. We anticipate that policing unauthorized use of our products will be difficult, and we cannot be certain that the steps we intend to take to prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States, will be successful. Other companies may also independently develop substantially equivalent information.

Foreign laws may not afford us sufficient protection for our intellectual property rights and, in certain cases, we may not seek patent protection outside the United States.

We believe that our success will depend, in part, upon our ability to obtain international protection for our intellectual property. We have existing foreign customers and believe we will have access to large markets oversees. The laws of some foreign countries may, however, not be as comprehensive as those of the United States and may not be sufficient to protect our proprietary rights abroad. In addition, in certain cases, we may decide not to pursue patent protection outside the United States, because of cost and confidentiality concerns. Accordingly, our international competitors could obtain foreign patent protection for, and market overseas, technology for which we are seeking United States patent protection, though such competitors’ patent protection generally requires such competitors to make their patent filings prior to information on our relevant inventions becoming sufficiently available under local law as to block the availability of such competitors’ patent protection.

Our technology may infringe on the proprietary rights of others.

We anticipate that other patents that we license or may license in the future will be increasingly subject to infringement claims due to the rapid development of chiral chemistry and competitors in our industry. In fact, one potential competitor, Solvias, AG, based in Basel, Switzerland, notified us in July 23, 2002, of its claim that one of the patented ligands we license from the Penn State Research Foundation infringes on a patent that Solvias licenses from BASF Group, AG. Some of our other competitors or our potential competitors may have filed or intend to file patent applications that may make claims that conflict with the claims of the patents that we license. We cannot be certain that these competitors or other third parties will not assert infringement claims against us with respect to our products and technology. Any infringement claim, including Solvias’ claim, regardless of its merit, could be time-consuming and expensive to defend. Such claims may also require us to enter into royalty or licensing agreements in order to continue using the disputed technology. In the event we could not afford to defend our company against an infringement claim or are not able to enter into a license or royalty agreement on commercially favorable terms, or at all, we may be required to abandon the technology that is subject to such claims.

Risks Related to our Drug Development Business

Our success in the drug development business depends upon license agreements.

We do not directly own the rights to our product candidates, but rather, through our acquisition of Greenwich, have obtained the exclusive world-wide rights to develop, manufacture, use, commercialize, lease, sell and/or sublicense our product candidates pursuant to license agreements with The Cleveland Clinic Foundation (“CCF”) and the University of South Florida Research Foundation, Inc. (“USF”). Each of the license agreements automatically terminate upon Greenwhich’s bankruptcy or upon the date of the last to expire claim contained in the patents subject to the license agreement. Each license agreement may be terminated by CCF or USF, as applicable, upon notice with an opportunity for cure, for our failure to make required payments or its material breach, or by us, upon thirty day’s written notice. Since our drug development business will depend entirely on the availability of these license rights, the termination of the licenses would significantly reduce the value of our company.

To develop our drug candidates, we will require significant additional financing, which may not be available on acceptable terms and will significantly dilute your ownership of our common stock.

We will need significant additional financing to develop and bring SSG and TCN to market. Our future capital requirements will depend on numerous factors, including:

•	the terms of our license agreements with CCF and USF, including the amount of license fees and milestone payments required under such agreements;

•	the results of any clinical trials;

•	the scope and results of our research and development programs;

•	the time required to obtain regulatory approvals;

•	our ability to establish and maintain marketing alliances and collaborative agreements; and

•	the cost of our internal marketing activities.

We will likely look to obtain the necessary additional financing by selling shares of our capital stock. If adequate funds are not available, we will be required to delay, scale back or eliminate our drug development program or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to our products that we would not otherwise relinquish.

Our drug development subsidiary will experience significant negative cash flow for the foreseeable future and may never become profitable.

Because drug development takes several years and is extremely expensive, we expect that Greenwich will incur substantial losses and negative operating cash flow for the foreseeable future, and may never achieve or maintain profitability, even if we succeed in developing and commercializing SSG and/or TCN. In connection with our drug development business, we also expect to continue to incur significant operating and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

•	undertake pre-clinical development and clinical trials for SSG and TCN;

•	seek regulatory approvals for SSG and TCN;

•	implement additional internal systems and infrastructure;

•	lease additional or alternative office facilities; and

•	hire additional personnel.

Our drug development business may not be able to generate revenue or achieve profitability. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.

If we are not able to obtain the necessary U.S. or worldwide regulatory approvals to commercialize SSG and TCN, we will not be able to sell them.

We will need FDA approval to commercialize SSG and TCN in the U.S. and approvals from the FDA equivalent regulatory authorities in foreign jurisdictions to commercialize our product candidates in those jurisdictions. In order to obtain FDA approval of a drug candidate, we will be required to first submit to the FDA for approval an Investigational New Drug Application, or an “IND,” which will set forth our plans for clinical testing of a particular drug candidate.

When the clinical testing for our product candidates is complete, we will then be required to submit to the FDA a New Drug Application, or “NDA,” demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration will require significant research and animal tests, which are referred to as pre-clinical studies, as well as human tests, which are referred to as clinical trials. Satisfaction of the FDA’s regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing. The FDA has substantial discretion in the drug approval process and may require us to conduct additional pre-clinical and clinical testing or to perform post-marketing studies. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

•	delay commercialization of, and our ability to derive product revenues from, our drug candidates;

•	impose costly procedures on us; and

•	diminish any competitive advantages that we may otherwise enjoy.

Even if we comply with all FDA requests, the FDA may still ultimately reject an NDA. Failure to obtain FDA approval of a drug candidate will severely undermine our business development by reducing our ability to recover the development costs expended in connection with a drug candidate and realize any profit from commercializing a drug candidate.

In foreign jurisdictions, we will be required to obtain approval from the appropriate regulatory authorities before we can commercialize our drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above.

Clinical trials are very expensive, time-consuming and difficult to design and implement.

In order to develop and commercialize SSG and TCN, we will be required to expend significant time, effort and money to conduct human clinical trials necessary to obtain regulatory approval of our product candidates. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time consuming. We estimate that clinical trials of our product candidates will take at least several years to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

•	unforeseen safety issues;

•	determination of dosing issues;

•	lack of effectiveness during clinical trials;

•	slower than expected rates of patient recruitment;

•	inability to monitor patients adequately during or after treatment; and

•	inability or unwillingness of medical investigators to follow our clinical protocols.

In addition, we or the FDA may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our IND submissions or the conduct of these trials.

The results of any clinical trial may not support the results of pre-clinical studies relating to our product candidates, which may delay development of SSG and/or TCN or cause us to abandon development altogether.

Even if any clinical trials we undertake with respect to SSG and TCN are completed as planned, we cannot be certain that their results will support the findings of pre-clinical studies upon which a development plan would be based. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure may cause us to delay the development of a product candidate or even to abandon development altogether. Such failure may also cause delay in other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues.

If physicians and patients do not accept and use our drugs after regulatory approvals are obtained, we will not realize sufficient revenue from such product to cover our development costs.

Even if the FDA approved any product candidate that we developed, physicians and patients may not accept and use them. Acceptance and use of our product candidates will depend upon a number of factors including:

•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drugs;

•	cost-effectiveness of our product relative to competing products;

•	availability of reimbursement for our products from government or other healthcare payers; and

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

Because our drug development business plan contemplates that substantially all of any future revenues we will realize will result from sales of SSG, TCN or any other product candidates that we develop, the failure of any of our drug candidates to find market acceptance would significantly and adversely affect our ability to generate cash flow and become profitable.

We intend to rely upon third-party researchers and other collaborators who will be outside our control and may not devote sufficient resources to our projects.

We intend to collaborate with third parties, such as drug investigators, researchers and manufacturers, in the development of our product candidates. Such third parties, which might include universities and medical institutions, will likely conduct the necessary pre-clinical and clinical trials for a product candidate that we develop. Accordingly, our successful development of any product candidate will likely depend on the performance of these third parties. These collaborators will not be our employees, however, and we may be unable to control the amount or timing of resources that they will devote to our programs. For example, such collaborators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us in the future. If our collaborators were to assist our competitors at our expense, the resulting adverse impact on our competitive position could delay the development of our drug candidates or expedite the development of a competitor’s candidate.

We will rely exclusively on third parties to formulate and manufacture our product candidates.

We do not currently have, and have no current plans to develop, the capability to formulate or manufacture drugs. Rather, we intend to contract with one or more manufacturers to manufacture, supply, store and distribute drug supplies that will be needed for any clinical trials we undertake.  If we received FDA approval for any product candidate, we would rely on one or more third-party contractors to manufacture our drugs. Our anticipated future reliance on a limited number of third-party manufacturers will expose us to the following risks:

•
We may be unable to identify manufacturers on commercially reasonable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

•	Our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical needs and commercial needs, if any.

•
Our future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

•
Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the DEA, and corresponding state agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards.

•	If any third-party manufacturer makes improvements in the manufacturing process for our products, we may not own, or may have to share, the intellectual property rights to the innovation.

We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

If we are not able to successfully compete against other drug companies, our business will fail.

The market for new drugs is characterized by intense competition and rapid technological advances. If any drug candidate that we develop receives FDA approval, we will likely compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. Existing or future competing products may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost or with fewer side-effects. If our products fail to capture and maintain market share, we may not achieve sufficient product revenues and our business will suffer.

We will be competing against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have drug candidates already approved or in development. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in:

•	developing drugs;

•	undertaking pre-clinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs; and

•	launching, marketing and selling drugs.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus that are forward-looking in nature are based on the current beliefs of our management as well as assumptions made by and information currently available to management, including statements related to the markets for our products, general trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this prospectus, the words “may,”  “could,”  “should,”   “anticipate,”  “believe,”  “estimate,”  “expect,”  “intend,”  “plan,”  “predict” and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. These statements reflect our judgment as of the date of this prospectus with respect to future events, the outcome of which are subject to risks, which may have a significant impact on our business, operating results or financial condition. You are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. We undertake no obligation to update forward-looking statements. The risks identified under the heading “Risk Factors” in this prospectus, among others, may impact forward-looking statements contained in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition in conjunction with the financial statements contained in this prospectus beginning at page F-1. This discussion includes “forward-looking” statements that reflect our current views with respect to future events and financial performance. We use words such as we “expect,”  “anticipate,”  “believe,” and “intend” and similar expressions to identify forward-looking statements. Investors should be aware that actual results may differ materially from our expressed expectations because of risks and uncertainties inherent in future events, particularly those risks identified in the “Risk Factors” section of this prospectus, and should not unduly rely on these forward looking statements.

Overview

Since our inception in October 2000, VioQuest Pharmaceuticals, Inc. (formerly Chiral Quest, Inc.) has provided pharmaceutical and fine chemical companies in all stages of the product lifecycles with innovative chiral products and services (as used herein, the “Company” refers to VioQuest Pharmaceuticals, Inc. or VioQuest Pharmaceuticals, Inc. together with its subsidiaries). Since August 2004, the Company has provided such products and services through its wholly-owned subsidiary, Chiral Quest, Inc. Chiral Quest, Inc. develops chemical catalysts used in the synthesis of desired isomers of chiral molecules using asymmetrical catalysis technology (the “Technology”) owned by the Pennsylvania State University Research Foundation (“PSRF”), the technology arm of The Pennsylvania State University (“Penn State”). Chiral Quest, Inc. has a worldwide, exclusive license from PSRF for the inventions covered by the license. The original license agreement was entered into on November 8, 2000.

In August 2004, the Company formed VioQuest Drug Development, Inc., a wholly-owned subsidiary, which will focus on acquiring and bringing to market therapies for oncology, metabolic and inflammatory diseases and disorders that are current unmet medical needs. To date, VioQuest Drug Development, Inc. has not yet acquired any product candidates, has not realized any revenue and has not incurred materially related any expenses.

Through September 30, 2005, the Company has generated sales revenue through Chiral Quest’s but not any net profits. Management believes that the Company’s research and development (“R&D”) and manufacturing capacity will need to continue to grow through the commercialization of our ligands and catalysts, and the development of our next generation of technological products of building blocks, in order for the Company to be able to obtain significant licensing and manufacturing agreements with large fine chemical and pharmaceutical companies. Management believes that Chiral Quest’s manufacturing capacity will be enhanced with its expanded office and laboratory space located in Monmouth Junction, New Jersey that was leased in May 2003, in addition to the leased space located in Jiashan, China.

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Since inception, the Company has incurred an accumulated deficit of $11,497,897 through September 30, 2005. For the nine months ended September 30, 2005, the Company had a net loss of $4,063,134. As of September 30 2005, the Company had a working capital deficiency of $1,267,295 and cash and cash equivalents of $261,782. Management expects the Company’s losses to increase over the next several years, primarily due to the costs related to the development and commercialization of our two recently-acquired two anti-cancer therapeutic compounds, in addition to the expansion of our research and development programs, the hiring of additional chemists, and the expansion of our manufacturing capabilities. There can be no assurance that the Company will ever be able to operate profitably.

The Company’s ability to achieve profitability depends upon, among other things, its ability to discover and develop products (specifically new “ligands”), and to develop its products on a commercial scale through a cost effective and efficient process. To the extent that the Company is unable to produce, directly or indirectly, ligands in quantities required for commercial use, it will not realize any significant revenues from its technology. Moreover, there can be no assurance that it will ever achieve significant revenues or profitable operations from the sale of any of its products or technologies.

On October 18, 2005, the Company sold 11,179,975 Shares of its common stock at a price of $0.75 per share resulting in gross proceeds of approximately $8.4 million. In addition to the shares of common stock, the investors also received 5-year Warrants to purchase an aggregate of 4,471,975 shares at an exercise price of $1.00 per share. In connection with the private placement, the Company paid an aggregate of approximately $587,000 in commissions to Paramount BioCapital, Inc., which served as the placement agent in connection with the offering, together with an accountable expense allowance of $50,000, and issued 5-year warrants to purchase an aggregate of 1,117,997 shares of common stock at a price of $1.00 per share. Net proceeds to the Company after deducting placement agent fees and other expenses relating to the private placement, were approximately $7.8 million. The Company believes that the net proceeds received of approximately $7.8 million will provide adequate capital at least through September 30, 2006, to fund the Company’s general operations, drug development activities, and the necessary funds required for the further development of the Chiral Quest operation.

The Company’s combined capital requirements will depend on numerous factors, including: acquiring, developing and commercializing therapies for oncology, metabolic and inflammatory diseases and disorders, competing technological and market developments, changes in our existing collaborative relationships, the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights and the outcome of any potentially related litigation or other dispute, the purchase of additional capital equipment, acquisition of technologies, the establishment and funding of the Chiral Quest, Jiashan, China facility, and the development and regulatory approval progress of its customers’ product candidates into which the Company’s technology will be incorporated, in addition to the costs associated with the drug development process related to acquiring, developing and commercializing a drug candidate.

On October 18, 2005, we acquired Greenwich Therapeutics, Inc., a privately-held biotechnology company with exclusive license rights to develop and commercialize two anti-cancer therapeutic candidates - VQD-001, sodium stibogluconate (“SSG”) and VQD-002, triciribine (“TCN”). We acquired Greenwich in furtherance of our plan to expand our business into drug development. As a result of this acquisition, we will immediately undertake to fund the development of SSG and TCN, which will significantly increase our expected cash expenditures over the next 12 months and thereafter. The completion of development of VQD-001 and VQD-002, both of which are only in early stages of clinical development, is very lengthy and expensive process. Until such development is complete and the U.S. Food and Drug Administration (or the comparable regulatory authorities of other countries) approve VQD-001 and VQD-002 for sale, we will not be able to sell these products until such approval is obtained.

Results of Operations - For the Nine Months Ended September 30, 2005 vs. September 30, 2004

Our revenues for the nine months ended September 30, 2005 were $2,636,124 as compared to $1,102,388 for the nine months ended September 30, 2004. For the nine months ended September 30, 2005, substantially all of our revenue was derived from customized process development services sold to third parties (accounting for 84% of total revenue), sales of our catalysts and ligands (14% of total revenue) and feasibility screening reports provided to clients (2% of total revenue); and 2% of total revenue was derived from the amortization of option fee income pertaining to the licensing of our intellectual property.

The overall increase for the nine months ended September 30, 2005 compared to the same period in 2004 is attributable primarily from a three fold increase in customized process development services. In addition, the increase in 2005 revenues is also attributable to our selling and production capabilities having transitioned from an academic Research and Development sales volume level, to a commercial sales volume quantity level for our ligands, catalysts, and customized process development services.

For the nine months ended September 30, 2004 approximately 92% of total revenue was derived from sales of our ligands, feasibility screening and customized process development services sold to third parties and 8% of total revenue was derived from the amortization of option fee income pertaining to the licensing of our intellectual property. It is anticipated that sales of our ligands, molecular building blocks and customized chiral services will continue to comprise a greater percentage of our revenues in the future as we expand our manufacturing capabilities.

Our gross profit decreased for the nine months ended September 30, 2005 as compared to September 30, 2004 as a result of our 2005 nine month revenues being significantly derived from customized process development services versus a greater percentage of our revenues derived from sales of our catalysts and ligands for the nine months ended September 30, 2004. The primary reason gross profit decreased from approximately 48% for the nine months ended September 30, 2004 as compared to a 36% gross margin for the nine months ended September 30, 2005 is a result of a greater proportion of the Company’s sales attributed to customized process development services for the nine months ended September 30, 2005 versus a greater portion of sales for the nine months ended September 30, 2004 which were attributed to license fee income, sales of our ligands and catalysts and feasibility screening reports, producing higher margins.

Cost of goods sold for the nine months ended September 30, 2005 was $1,678,928 as compared to $569,598 during the nine months ended September 30, 2004. The increase in cost of goods sold is attributed to increased sales, associated manufacturing costs for materials used in production for the increased shipments of projects during the third quarter ended September 30, 2005, along with the allocation of direct labor and overhead expenses to cost of sales.

Management and consulting fees for the nine months ended September 30, 2005 were $707,423 as compared to $363,848 during the nine months ended September 30, 2004. Management and consulting fees consist of the consulting agreement with our Chief Technology Officer at a rate of $10,000 per month effective May 15, 2003. Management and consulting fees also consists of approximately $352,000 of stock option charges resulting from the fair value of options issued to consultants, and scientific advisory board members granted during the second, third and fourth quarters of 2003 accounted for under variable accounting. Additionally, management and consulting fees increased $190,000 from the Company awarding 200,000 restricted shares of its common stock to a consultant. This increase in management and consulting fees is also a result of the Company utilizing the consulting services of a Ph.D. scientist with expertise in chiral technology, located in China providing services for the Chiral Quest Jiashan operation. Consulting fees also increased as a result of the Company hiring the services of a consultant to provide data and analysis pertaining to the Company’s due diligence process of acquiring drug compounds. The increased management and consulting expenses have been offset by a decrease in management expenses, charged by Paramount BioCapital LLC, for administrative services which are no longer required by the Company.

Our R&D expenses for the nine months ended September 30, 2005 were $1,196,846 as compared to $1,205,802 during the nine months ended September 30, 2004. R&D costs include the purchases of laboratory materials and supplies such as chemicals, solvents, glassware used as part of the facility’s test pilot programs for the formulation and analyzing of our proprietary catalysts, ligands, and building blocks to determine their technological feasibility. R&D costs also include the sponsoring of four post doctorates at Penn State to develop reports on our technological feasibility of our proprietary technology in addition to preparing sample batches for analysis in the Monmouth Junction, NJ office. This decrease was primarily caused by a reduction in the amount of purchases of lab supplies and chemicals used as part of the facility’s test pilot programs for the formulation and analyzing of our proprietary catalysts, ligands, and building blocks to determine their technological feasibility during the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2005. The agreement with Penn State, which had been extended to October 14, 2005, provides for the Company to fund services of four post-doctorate fellows who, under the supervision of the CTO, conduct research and provide research quantities of chiral products to the Company. The future obligation payable by the Company through October 14, 2005 as of the end of the agreement is approximately $36,000. This amount consists principally of four post-doctorate salaries, fringe benefits, materials and supplies for the stated period. The Company is in the process of extending the agreement with Penn State for their services.

Selling, general and administrative (“SG&A”) expenses for the nine months ended September 30, 2005 were $2,958,399 as compared to $1,677,610 during the nine months ended September 30, 2004. This increase in SG&A expenses was due in part to nonrecurring recruiting fees associated with the hiring of the Company’s Vice President of Corporate Business Development in July 2005, in addition to recruiting fees for the hiring of a Chief Medical Officer. SG&A also increased as a result of higher legal and accounting fees associated to the expenses related to the Company’s drug development due diligence process, increased rent expense for the New Jersey facility as a result of the facility’s expansions, additional spending on advertising and promotion expenses, increased travel expenses for new business development opportunities and higher administrative expenses associated with having more employees which include the President and CEO hired in February 2005, and the Vice President of Corporate Business Development hired in July 2005, in addition to other related employee costs such as increased insurance and employer payroll taxes.

Depreciation and amortization expenses for the nine months ended September 30, 2005 were $171,865 as compared to $126,227 during the nine months ended September 30, 2004. This increase was primarily related to the fixed asset purchases for office equipment, computer equipment, laboratory equipment and leasehold improvements for the leased facility and recent expansions in New Jersey, in addition to the equipment and leasehold improvement expenditures related to the newly leased Jiashan facility which has become fully operational as of May 2005.

Interest income, net for the nine months ended September 30, 2005 was $14,203 as compared to $27,053 for the nine months ended September 30, 2004. The decrease in interest income is attributed to having higher cash reserves for the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2005, as a result of the funds received from the private placement of the Company’s common stock in February 2004.

Our net loss for the nine months ended September 30, 2005 was $4,063,134 as compared to $2,813,644 for the nine months ended September 30, 2004. The increased net loss for the nine months ended September 30, 2005 as compared to September 30, 2004 was primarily attributable to an increase management and consulting fees resulting from variable accounting charges related to the issuance of stock options issued to consultants, including a one-time, non-cash charge for the issuance of the Company’s restricted stock to a consultant, in addition to increased SG&A as a result of higher legal and accounting fees associated to the expenses related to the Company’s drug development due diligence process, increased rent expense for the New Jersey facility as a result of the facility’s expansions, additional spending on advertising and promotion expenses, increased travel expenses for new business development opportunities and higher administrative expenses associated with having more employees such as insurance and employer payroll taxes.

We expect losses to continue in the next year from the costs associated with the drug development process related to acquiring a drug candidate, in addition to continue to expand operations in New Jersey and in Jiashan.

Liquidity and Capital Resources

Since inception, we have incurred an accumulated deficit of $11,497,897 through September 30, 2005. For the nine months ended September 30, 2005, we had a net loss of $4,063,134. As of September 30, 2005, we had a working capital deficiency of $1,267,295 and cash and cash equivalents of $261,782. We expect losses to increase over the next several years, primarily due to the costs related to the Company’s development and commercializing of our recently-acquired two anti-cancer therapeutic compounds, such as costs associated to clinical trials, regulatory approvals, uses of consultants, license milestone payments to the Cleveland Clinic Foundation and the University of South Florida and patent filing expenses, in addition to the expansion of our research and development programs, the hiring of additional chemists, and the expansion of our manufacturing capabilities. There can be no assurance that we will ever be able to operate profitably.

On October 18, 2005, the Company sold 11,179,975 Shares of its common stock at a price of $0.75 per share resulting in gross proceeds of approximately $8.38 million. In addition to the shares of common stock, the investors also received 5-year Warrants to purchase an aggregate of 4,471,975 shares at an exercise price of $1.00 per share. In connection with the private placement, the Company paid an aggregate of approximately $587,000 in commissions to Paramount BioCapital, Inc., which served as the placement agent in connection with the offering, together with an accountable expense allowance of $50,000, and issued 5-year warrants to purchase an aggregate of 1,117,997 shares of common stock at a price of $1.00 per share. Net proceeds to the Company after deducting placement agent fees and other expenses relating to the private placement, were approximately $7.8 million. The Company believes that the net proceeds received of approximately $7.8 million will provide adequate capital for a minimum of twelve months, to fund the Company’s drug development activities, as well as the further development for the Chiral Quest operation.

The Company’s net cash used in operating activities for the nine months ended September 30, 2005 was $2,249,202. The Company’s net cash used in operating activities primarily resulted from a net loss of $4,063,134. Inventories increased as a result of the Company purchasing raw materials to be used in the production of its commercialized proprietary products of ligands and catalysts. A decrease in deferred revenue of $390,842 was attributed to the Company receiving cash collections in advance to shipments which occurred during 2005. A decrease in accounts receivable of $196,193 was a result of cash collections from prior period revenues, an increase in accounts payable of $1,448,054 was attributed to purchases for inventory, recruiting and operational expenditures, and an increase in accrued expenses of $200,280 attributed to the Company reserving for future expenditures of its bonus and vacation agreements with employees. The Company’s net cash used in operating activities was offset by the following non-cash items: depreciation and amortization totaling $171,865, which was attributed to the purchases of equipment and leasehold improvements in our laboratories located in Monmouth Junction, New Jersey and Jiashan, China, $352,155 for options issued to consultants accounted for under variable accounting, and a charge of $190,000 related to the issuing of 200,000 restricted shares of the Company’s common stock awarded to a consultant.

The Company’s net cash used in investing activities for the nine months ended September 30, 2005 totaled $554,563, which resulted from capital expenditures of $510,370 related to the Chiral Quest, Jiashan, China laboratory expansion, and purchases of laboratory, computer and office equipment related to the New Jersey facility. Additionally, payments for intellectual property totaled $44,193.

The Company’s capital requirements will depend on numerous factors, including: the costs related to developing and commercializing our two anti-cancer therapeutic compounds, in addition to the expansion of our research and development programs, the hiring of additional chemists, and the expansion of our manufacturing capabilities, competing technological and market developments, changes in our existing collaborative relationships, the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights and the outcome if any potentially related litigation or other dispute, the purchase of additional capital equipment, acquisition of technologies, the establishment and funding of Chiral Quest’s, Jiashan, China facility, and the development and regulatory approval progress of its customers’ product candidates into which the Company’s technology will be incorporated.

Additional capital that may be needed by the Company in the future may not be available on reasonable terms, or at all. If adequate financing is not available, the Company may be required to terminate or significantly curtail its operations, or enter into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, or potential markets that the Company would not otherwise relinquish.

Our ability to achieve profitability depends upon, among other things, its ability to discover and develop products (specifically new “ligands”), and to develop its products on a commercial scale through a cost effective and efficient process. To the extent that we are unable to produce, directly or indirectly, ligands in quantities required for commercial use, it will not realize any significant revenues from its technology. Moreover, there can be no assurance that we will ever achieve significant revenues or profitable operations from the sale of any of our products or technologies.

In February 2004, we sold in a private placement 4.8 million shares of our common stock plus warrants to purchase an additional 2.4 million shares of common stock for aggregate gross proceeds of $7.2 million.

In October 2005, we sold in a private placement 11.2 million shares of our common stock plus warrants to purchase an additional 4.5 million shares of common stock for aggregate gross proceeds of $8.4 million. Our long term liquidity is contingent upon achieving increased sales and/or obtaining additional financing.

We have formed two China subsidiaries through which we have opened a laboratory facility in the People’s Republic of China. We have provided $470,000 of capital to the China subsidiary as of September 30, 2005. We believe that by the opening of this facility in China to produce our proprietary ligands, catalysts, chemical building blocks and related compounds, we will be able to significantly decrease our manufacturing costs and expenses, enabling us to cost-effectively produce our ligands and end products in efforts to make our products substantially more competitive and even more attractive to current and potential customers. The China facility’s operations have commenced as of the third quarter 2005.

In October 2005, we completed the acquisition of Greenwich Therapeutics, Inc., which holds the rights to develop and commercialize two oncology therapeutic candidates, SSG and TCN. We will immediately undertake to fund the development of these product candidates, which will significantly increase our expected cash expenditures over the next 12 months and thereafter. The development of these product candidates, both of which are only in very early stages of development, is a very lengthy and expensive process. We currently estimate that it will take approximately 3 to 4 years to complete development of SSG and that we will need to spend an aggregate of approximately $45 million until we receive FDA approval for SSG. With respect to TCN, we estimate that it will take approximately 3 or 4 years to complete development and that we will need to spend an aggregate of approximately $25 million until FDA approval is obtained. Such estimates are subject to numerous risks and uncertainties, however, including lack of adequate financing, unforeseen safety risks, failure of clinical trials to support our product candidate claims, determination of dosing issues, lack of effectiveness during clinical trials, slower than expected rates of patient enrollment, an inability to monitor patients during or after enrollment. See “Risk Factors.”

Critical Accounting Policies

Impairment of Intellectual Property Rights

The Company evaluates the recoverability of its long-lived assets, where indicators of impairment are present, by reviewing current and projected profitability or undiscounted cash flows of such assets. Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. Intangible assets not subject to amortization are tested for impairment at least annually. For the years ended December 31, 2004 and 2003, the Company determined that impairment to its long-lived assets did not occur. Accordingly, no impairment loss was recorded for the years ended December 31, 2004 and 2003.

Revenue Recognition

Revenues are comprised principally of four main components: (1) the licensing of PSRF’s technology, (2) the sale of proprietary ligands and catalysts, (3) feasibility screening, and (4) custom contract development. Revenues as they relate to the licensing of the Company's rights to PSRF's intellectual property are recognized upon over the applicable license periods. The Company assumes the financial risks related to these revenues by financing the research and development of PSRF's technology as well as the defense of PSRF's patents. Deferred revenue in the accompanying consolidated balance sheets represents amounts prepaid by customers to the Company for services to be performed and products to be delivered at a subsequent date. These deferred amounts will be recognized as revenue when earned. Revenues as they relate to the sale of manufactured proprietary ligands and catalysts are recognized upon the shipment of the ligands to the customer. Revenues as they relate to feasibility screening are recognized upon the completion of project reports and investigational studies. Revenues as they relate to custom contract development are recognized upon the shipment of finished products.

Accounting for Stock-Based Compensation

The Company accounts for its employee and director stock option plans in accordance with APB 25, “Accounting For Stock Issued To Employees,” and related interpretations. The Company measures compensation expense for employee and director stock options as the aggregate difference between the market value of its common stock and exercise prices of the options on the date that both the number of shares the grantee is entitled to receive and the exercise prices are known. Compensation expense associated with restricted stock grants is equal to the market value of the shares on the date of grant and is recorded pro rata over vesting period.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 123R “Accounting for Stock-Based Compensation.” SFAS 123R establishes standards for the accounting for transactions in which, an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires that the fair value of such equity instruments, including employee stock options, be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS 123R, only certain pro forma disclosures of fair value were required. SFAS 123R shall be effective for the Company as of January 1, 2006. The Company is evaluating the impact of this pronouncement and its effects on our financial statements.

OUR COMPANY

Overview

We engage in two businesses: drug development and chiral technology. Our drug development business focuses on the acquisition of rights to develop and commercialize pharmaceutical drug candidates, particularly candidates for use in oncology. Our chiral business provides innovative chiral products, technology and services to pharmaceutical and fine chemical companies in all stages of a product lifecycle.

Through our drug development business, we aim to acquire, develop, and commercialize innovative products for the treatment of important unmet medical needs in cancer and immunological diseases. Through our acquisition of Greenwich Therapeutics, Inc. in October 2005, we obtained the rights to develop and commercialize two oncology drug candidates - Sodium Stibogluconate, also called “SSG,” and Triciribine, or “TCN.”

SSG is a pentavalent antimonial drug that we believe acts as an inhibitor to the enzymatic action of multiple protein tyrosine phosphatases, or PTPases, which are enzymes involved in the intracellular signaling pathways of a number of receptor tyrosine kinases involved in controlling cell growth, proliferation and differentiation. By inhibiting the enzymatic action of certain PTPases, it is believed that SSG may be effective in triggering apoptosis, or cell death, in malignant cancer cells. This potential effect on cancer cells, coupled with its apparent ability to empower the immune system and its modest toxicity profile, indicate to us that SSG is an ideal drug to evaluate as an anti-cancer agent. To date, we have not submitted any application to the FDA, although CCF has filed an investigator IND which has been accepted by the FDA, and pursuant to which it is conducting a clinical trial in SSG.

TCN is a nucleoside analog which we believe inhibits Akt, a serine/threonine protein kinase. Though not normally active in human cells, Akt is typically hyperactivated, or hyperphosphorylated, in many tumor types. Since Akt has been shown to play a critical role in malignant transformation by inducing cell survival, growth, migration, and angiogenesis, and since research demonstrates disruption of the Akt pathway leads to apoptosis and inhibition of tumor growth, we believe that Akt is an attractive therapeutic target. Therefore, if TCN inhibits Akt, as available research indicates, we believe that TCN may be effective in the treatment of certain malignancies.

Our chiral business offers two main lines of products and services through our subsidiary, Chiral Quest, Inc. - proprietary chiral catalysts and chiral building blocks or client-defined molecules. We have the rights to certain chemical compounds known as chiral ligands which, with the introduction of a metal, serve as catalysts in facilitating the production of chiral molecules in such a manner that there is a preferential manufacture of the desired molecule versus the unwanted mirror-image molecule. We provide pharmaceutical and fine chemical manufacturers and other prospective clients with broad access to our technologies for testing purposes at a low upfront cost, coupled with the opportunity to gain access to such technologies for specific applications for fees, royalties and certain manufacturing and development rights. Our ligands may also find use in producing fine chemicals other than pharmaceuticals - chiral molecules are used in flavors, fragrances, agrochemicals, animal health, food and feed additives (including vitamins) and nutraceuticals. In connection with our chiral technology, we provide specialized services to pharmaceutical, biotechnology and fine chemical companies relating to the development of chiral manufacturing processes for their products. We are also engaged in developing and making client-defined building blocks and drug candidate fragments, mainly in the chiral area. With this process chemistry offering to life sciences companies, we develop new synthetic routes or optimize existing ones and produce certain quantities of material for further processing at the clients’ needs either for further elaboration, clinical trials or beyond.

Our proprietary chiral technology was developed by Dr. Xumu Zhang, a professor at Pennsylvania State University (“Penn State”) and is owned by the Penn State Research Foundation (“PSRF”), the technology development arm of Penn State. In November 2000, we obtained from the PSRF an exclusive, worldwide license to certain patents based on Dr. Zhang’s research relating to asymmetrical catalysis. This license gives us the right to, among other things, sub-license technology rights on a non-exclusive basis to clients, or sell molecule groups, known as ligands, to pharmaceutical and fine chemical company clients for both research and commercial applications.

  We are a Delaware corporation that resulted from the reverse merger of Chiral Quest, LLC, a Pennsylvania limited liability company that commenced operations in October 2000, and Surg II, Inc., a Minnesota corporation, on February 18, 2003. In October 2005, we reincorporated under the laws of the State of Delaware.

Drug Development Business

Cancer is the second leading cause of death in America. In the U.S., half of all men and one third of all women will develop cancer at some point in their lives. Since 1990, over 17 million new cancer cases have been diagnosed. A number of drugs are used in the treatment of cancer. These drugs are used to reduce pain, prolong the life of the patient, send the cancer into remission or eliminate the cancer completely. There is great opportunity for improvement in all types of cancer treatment. Recognizing this vast health and commercial opportunity, we acquire, develop, and commercialize innovative products for the treatment of important unmet medical needs in cancer and immunological diseases.

Definition of Cancer

Cancer develops when abnormal cells in the body begin to grow out of control. These cancer cells will outlive normal cells and go on to form additional cancerous cells. The danger is that these cells will often travel to other parts of the body and replace normal tissue, a process called metastasis. Frequently, these metastases ultimately lead to a patient’s death. Although the exact cause of cancer is still uncertain, it is believed that genetics and environmental toxins play a role.

The American Cancer Society estimates that 1,372,910 new cases of cancer will be diagnosed in 2005 alone. The National Institute of Health estimated an overall cost of cancer to be $189.8 billion in 2004. This cost includes $69.4 billion in direct medical expenses, $16.9 billion in indirect morbidity costs, and $103.5 billion in indirect mortality costs. This year, 570,280 deaths are expected to be due to cancer or one in four deaths in the US. For all types of cancer diagnosed between 1995 and 2000 combined, the 5-year relative survival rate is 64%. A list of incidence rates of leading cancers in the US can be found on the following page.

Sodium Stibogluconate (SSG)

SSG is a pentavalent antimonial drug that has been used for over 50 years in parts of Africa and Asia for the treatment of leishmaniasis, a protozoan disease. Recent research at the Cleveland Clinic has revealed the mechanism of action of SSG. Based on such research, we believe that SSG acts by inhibiting the enzymatic action of multiple protein tyrosine phosphatases, or PTPases, specifically, the SRC homology PTPase (SHP-1). PTPases are enzymes involved in the intracellular signaling pathways of a number of receptor tyrosine kinases involved in controlling cell growth, proliferation and differentiation. SHP-1 is a PTPase involved in the regulation of intracellular signaling in hematopoietic cells, and mutations in this enzyme in cancerous cells leads to hyper-responsiveness to normal stimuli, and thus cancerous transformation. By inhibiting the enzymatic action of the SHP-1 protein tyrosine phosphatase, it is believed that SSG may be effective in triggering apoptosis, or cell death, in malignant cancer cells. However, future tests might not corroborate the results of these tests. To date, we have not submitted any application to the FDA, although the Cleveland Clinic has filed an investigator IND which has been accepted by the FDA, and pursuant to which it is conducting a clinical trial in SSG.

Preclinical Data

We believe, based on the results of in vivo testing of SSG in mice to date, that SSG has anti-proliferative effects against a broad number of tumor cell lines, including melanoma and renal cell carcinoma. These effects were seen whether used as part of a combination therapy with existing treatments, including interferon and interleukin-2. In addition, based on preclinical data, we believe that SSG has promise as a monotherapy to treat certain other tumor types, including prostate cancer. The preclinical data suggests that SSG utilizes multiple modes of action, including having a direct effect on cancer cells, as well as generally empowering the immune system. These multiple modes of action, along with SSG’s historical modest toxicity profile, indicate to us that SSG is an ideal drug to evaluate as an anti-cancer agent.

Potential Lead Indication of SSG

The standard of care for solid tumors, lymphoma, myeloma and certain other hematological malignancies, such as low-grade lymphoma and chronic myelogenous leukemia, includes Interferon alpha-2b, or IFN a-2b. However, many patients treated with IFN a-2b become refractory, or non-responsive to continued treatment. In addition, the toxicity profile of IFN a-2b often limits its clinical efficacy. We believe that the effectiveness of this existing treatment may be improved by utilizing SSG as a combination therapy with IFN a-2b. Specifically, we believe that SSG, due to its demonstrated ability to inhibit PTPases, will augment the anti-proliferative activity and improve the efficacy of IFN a-2b therapy. Therefore, we believe that the efficacy shown in preclinical studies by SSG in combination therapy with IFN a-2b, when considered with its acceptable historical safety profile, may position it well as a combination therapy effective in treating solid tumors and certain other hematological malignancies.

Clinical Development

SSG is currently being studied in a twenty-four patient Phase I clinical trial at the Cleveland Clinic Taussig Cancer Center for combination therapy using IFN a-2b paired with SSG in the treatment of refractory solid tumors, lymphoma and melanoma. The primary objective of this clinical trial is to confirm the tolerance, safety and maximum tolerated dose, or MTD, of SSG in combination with IFN a-2b. In addition, the trial will also provide pharmacokinetic data and may provide anecdotal indicators of efficacy, although the trials will not be designed to measure or demonstrate efficacy. This clinical trial is expected to be completed by the second quarter of 2006. The Cleveland Clinic intends to fund all costs associated with this clinical trial although we may incur costs relating to the completion of this trial as the Cleveland Clinic has no specific obligation to us to fund this trial. If the Cleveland Clinic determines to discontinue the trials, we intend to continue product testing at an alternative facility such as a medical center or university to run our clinical trials. In order for us to sponsor clinical trials, however, it will be necessary for us to submit our own IND to the FDA. Pending a successful completion of this Phase I clinical trial, we anticipate initiating a Phase II trial in the second half of 2006. The Phase II trial will be designed to provide information concerning efficacy, among other information. Prior to a initiating the Phase II trial, we will need to apply for approval with the IRB (“Institutional Review Board”) and the Principal Investigator to run the study. There may potentially be delays in receiving this approval, such as unforeseen safety issues and dosing issues.

Advantages Over Existing Developmental Therapeutics

Potential advantages of SSG over existing therapies include SSG’s long history of use, favorable toxicity and side effect profiles, and efficacy in refractory preclinical cancer models. As previously discussed, SSG has been utilized in the treatment of leishmaniasis for over fifty years in parts of Africa and Asia. In connection with such use, SSG has demonstrated favorable toxicity and side effect profiles, at dosages well in excess of the dosages we intend to utilize in our clinical trials using SSG in the treatment of cancer. Also, based on preclinical in vivo cancer models, we believe that SSG may have better efficacy in treating refractory cancer than existing standards of care.

Competition

To our knowledge, no clinically feasible inhibitors of such PTPases have previously been demonstrated to be effective to treat cancer. CombinatoRx, Incorporated, a privately held biotechnology company, is developing a clinical drug candidate containing Pentamidine + Thorazine. Pentamidine may also be a PTPase inhibitor and has also previously been used for the treatment of leishmaniasis. Hoffman-La Roche Inc. and Wyeth are investigating PTPase inhibitors for the potential treatment of non-insulin dependent diabetes.

Triciribine (TCN)

Triciribine, or TCN, is a nucleoside analog that had been under development for many years as an anti-cancer therapy and as an anti-viral therapy. The National Cancer Institute, or NCI, previously advanced TCN into clinical trials in oncology in the 1980s and 1990s. While an anti-cancer signal was seen in these clinical trials in various tumor types, including sarcoma, colorectal, hepatic and breast cancers, the drug was limited by its side effect profile (specifically, hyperglycemia and hepatotoxicity). Recently, investigators at the Moffitt Cancer Center at the University of South Florida screened a library of over 2,000 compounds for Akt (Protein Kinase B) inhibition, and TCN had the strongest signal at low dose concentrations. We believe that this discovery shows that the anti-cancer mechanism of action of TCN involves the inhibition of Akt. Though not normally active in human cells, Akt, a serine/threonine protein kinase, is typically hyperactivated, or hyperphosphorylated, in many tumor types. Since Akt has been shown to play a critical role in malignant transformation by inducing cell survival, growth, migration, and angiogenesis, and since research demonstrates disruption of the Akt pathway leads to apoptosis and inhibition of tumor growth, we believe that Akt is an attractive therapeutic target. Therefore, if TCN inhibits Akt, as available research indicates, we believe that TCN may be effective in the treatment of certain malignancies. Future tests might not corroborate the results of these tests. To date, no application has been submitted or is expected to be submitted to the FDA in the near future.

Preclinical Data

We believe that the in vitro preclinical experiments performed to date on human tumor cell lines and in vivo experiments in nude mice xenograft experiments demonstrate that TCN inhibits cancer cell growth and induces apoptosis, or cell death, in cancer cells that express elevated Akt. Moreover, since TCN had little effect in these preclinical models on cancer cell lines in which Akt was not overexpressed, or elevated, we believe that TCN’s anticancer mechanism is through the inhibition of Akt in tumors that express elevated Akt levels, by directly and irreversibly binding the Akt receptor. Furthermore, the effectiveness of the low doses used in these preclinical experiments suggests that the side effects prevalent in previous clinical trials conducted by the NCI may be minimized.

Potential Lead Indication of TCN

The efficacy of TCN as an anti-cancer drug in previous clinical trials was limited by the side effects associated with its usage. We believe, however, that these side effects were closely related to the high dosage levels used in these trials. In addition, we believe that the hyperglycemia seen as a side effect may have resulted from TCN’s mechanism of action on Akt, as recent preclinical studies have shown that a deficiency of Akt impairs the ability of insulin to lower blood glucose, which could lead to a hyperglycemic condition. The previous NCI-sponsored clinical trials used dosages that ranged up to 256mg/m2, and these trials targeted tumors without regard to whether such tumors overexpressed Akt, since, at the time of such trials, the mechanism of action for TCN was not fully understood. We believe that, based on the preclinical studies conducted to date, TCN effectively and selectively induces apoptosis and inhibits growth in tumor cells with elevated levels of Akt at doses lower than those used in the previous clinical trials. Therefore, we believe that by selectively screening and treating only those patients with tumors that overexpress Akt, TCN in low doses may achieve tumor inhibition and regression without the significant side effects previously associated with its usage at higher dose levels. As a result, our initial potential lead indication for TCN will be for the treatment of solid tumors known to overexpress Akt, which constitute a significant percentage of all colorectal, ovarian, pancreatic and breast tumors.

Additional Potential Indications for TCN

While TCN continues in clinical development for solid tumors that overexpress Akt, we intend to continue evaluating, in consultation with our Scientific Advisory Board, management team and other consultants, TCN’s potential in treatment for hematological and other malignancies. We intend to continue the preclinical and clinical development of TCN in those indications in which we believe it shows potential.

Clinical Development

We are currently finalizing a protocol for a Phase I clinical trial to be conducted at the Moffitt Cancer Center at the University of South Florida for TCN in the treatment of metastatic colorectal, pancreatic, breast and ovarian tumors. We expect that each patient enrolled in the clinical trial will have refractory solid tumors that have demonstrated hyperphosphorylated, or overexpressed, Akt on archived pathology samples. The primary objective of this clinical trial will be to confirm the tolerance, safety and maximum tolerated dose, or MTD, of TCN. In addition, the trial will also provide pharmacokinetic data and may provide us with anecdotal indicators of efficacy, although the trials will not be designed to measure or demonstrate efficacy. It is expected that this clinical trial will begin in late 2005 and will take approximate 6 to 9 months to complete. Pending a successful completion of this Phase I clinical trial, we anticipate initiating a Phase II trial in the second half of 2006. Prior to a initiating the Phase II trial, we will need to apply for approval with the IRB “Institutional Review Board” and the Principal Investigator to run the study. There may potentially be delays in receiving this approval such as unforeseen circumstances in Phase I, unforeseen toxicities, etc. There may potentially be delays in receiving this approval such as unforeseen safety issues and dosing issues.

Advantages over Existing Developmental Therapeutics

The planned clinical trials utilizing TCN in patients that have demonstrated tumors that express elevated Akt is a strategy that we believe offers significant advantages over classic anticancer therapies. Our research indicates to us that low dose treatment with TCN directly binds the Akt molecule. This will target cancer cells specifically, while sparing healthy cells, resulting in fewer side effects. This “targeted therapy” takes advantage of the biologic differences between cancer cells and healthy cells. We expect this approach to result in a decreased number of patients required to see a clinical effect, as we predict that a larger percentage of the patients treated will benefit from treatment with TCN. We expect that this will decrease both the clinical trial regulatory time period, and also the costs associated with such clinical trials, as compared to other anticancer products currently in clinical development.

Competition

There is currently no approved Akt inhibitor on the market. Keryx Biopharmaceuticals, Inc. is developing Perifosine. Perifosine is an alkylphospholipid that has been shown to inhibit the PI3K/Akt pathway, but research to date has not demonstrated that it directly binds the Akt molecule. Multiple pharmaceutical companies have Akt inhibitors in the early discovery stage of development, including Abbott Laboratories, Merck & Co., Inc. and Eli Lilly.

Chiral Business

Over 50 percent of the 500 top-selling pharmaceutical drugs on the market are comprised of chiral molecules, including drugs used to treat anxiety, depression, indigestion, heartburn, cancer, arthritis, AIDS and allergies. In 2004, chiral drug sales were over $175 billion, based on a report in SRI Consulting, which represents over one third of the complete drug market of over $470 billion. The majority of new drug candidates under development by pharmaceutical companies consist of chiral chemicals.

A molecule is considered “chiral” because it exists in two “enantiomers,” or non-superimposable mirror-like images analogous to one’s left and right hands. Most drugs interact with biological targets in a specific manner, requiring the drug to be of a specific shape and orientation. Contaminating “wrong-handed” enantiomers of the active drug molecule will probably not interact with the biological drug target, or worse, interact with a different biological molecule in an unintended and often toxic manner. Thalidomide, the morning sickness drug used by pregnant women in the 1960’s, is a notorious example of an impure chiral drug. One enantiomer of the drug’s chiral molecules treated morning sickness, while its undesired enantiomer impurity caused birth defects. Pharmaceutical companies are typically required, at great expense, to purify the active mirror-image form of the drug molecule away from its contaminating or inactive counterpart.

Products and Services

We offer two business lines through our Chiral Quest subsidiary, one in products and one in services in order to provide clients with critical solutions for the efficient manufacturing of chiral products or therapeutic drugs. Its products include bulk chiral catalysts, proprietary building blocks / client-defined targets and a proprietary “Chiral ToolKit”, comprised of a diverse set of chiral ligands that are combined with transition metals to catalyze reactions leading to chiral molecules. Chiral Quest also offers a variety of services covering specialized chiral transformation screening, chiral synthetic or process support and manufacturing solutions to be delivered on a partnership/contract basis with client firms. Chiral Quest products and services are applicable throughout the full life cycle of a chiral drug, from early lead discovery, through development and in commercialization.

The Chiral Quest "CQ" Chiral Library depicted below identifies the current commercial portfolio of proprietary ligands from which clients order both the Chiral ToolKit selection sets for Research and Development testing as well as bulk quantities for larger scale uses and commercialization.

Chiral ToolKit. We currently sell products which represent several of the proprietary families of our chiral ligands to which the Company has exclusive rights. These ligands are sold in research quantities packaged in convenient Chiral ToolKit sets for exclusive use in research applications by client companies. These innovative, patent protected ligands are screened by clients for applications in the manufacture of their chiral molecules. Clients use this screening process to determine which ligands may prove optimal for their chiral manufacturing needs. The sale of research quantities of ligands allows clients to gain initial access to our technology and to independently validate the advantages provided by that technology.

Bulk Ligands. We also sell larger quantities of proprietary chiral ligands to which we have exclusive rights, including some that are not included in our Chiral ToolKit. These ligands are sold individually to clients in amounts specified by the client according to its research, development or semi-commercial needs. One of our objectives is to provide clients with their required ligands and catalysts, either from our own laboratories or through third parties, for research, clinical and commercial purposes. The use of CQ bulk ligands in commercial drug applications will generally require license fees and/or other related payments to us, subject to negotiation.

Screening Services. We also provide focused screening of client supplied target compounds using our proprietary ligands. In addition to the select ligands included in the Chiral ToolKit, we have several families of chiral ligands that are used to screen target compounds. We identify and prepare individual ligands optimized for particular client needs.

Proprietary Building Blocks / Client-Defined Targets. We work with our clients to help optimize the conditions under which our ligands are used and also produce certain molecules of customer interest. This may involve the development of novel manufacturing processes, for which we will derive additional compensation. We may also structure our client agreements to assure the use of our ligands within the manufacturing process, thereby requiring our customers to buy the ligands from us in commercial quantities in order for the client to successfully manufacture its compound. We may also produce and sell certain selected chiral products defined by our clients such as chiral building blocks or intermediates.

Strategy

Our business strategy is focused on exploiting our asymmetric catalysis technology by:

•	Focusing our research group on designing and discovering additional commercially useful ligands and manufacturing processes;

•	Providing screening services necessary to test the selectivity and activity of a broad portfolio of proprietary technologies for client substrates;

•	Granting access to a selection of our ligands through non-exclusive licenses for research and development purposes;

•	Granting compound-specific exclusive rights to clients whose businesses require commercial use of one or more of our ligands;

•	Developing proprietary process methods for producing chirally pure pharmaceutical ingredients, intermediates and building blocks in exchange for fees, milestone payments and royalties; and

•	Assisting clients in the development of chiral drugs, the development of which has been slowed or halted due to manufacturing inefficiencies, which are amenable to improvements through our technology.

Sales and Marketing

We sell our products and services directly to clients both in the pharmaceutical and fine chemical areas. In October 2003, and January 2005, we hired a senior executive and Vice President of Business Development respectively who are focused on sales and marketing activities. We intend to hire additional marketing personnel in the near future.

Dependence on Certain Customers

In fiscal 2004, we had two customers that accounted for approximately 34 percent and 26 percent of our revenue, a major pharmaceutical company and biotech company respectively. The loss of these accounts would have a material adverse effect on our business; however, we believe our relationships with these customers are strong.

Competition

Competition in the traditional area of separation manufacture of chiral molecules comes from a few distinct sources, including Chiral Technologies Inc., ChromTech Ltd., NovaSep, Inc. and Advance Separation Technologies Inc. Traditional methods of manufacturing chiral molecules involve the production of a mixture of both chiral forms of molecules of interest, followed by a process which separates the desired enantiomer from the undesired enantiomer. This methodology, though still commonly used, is extremely cost-ineffective, as it results in the loss of greater than 50 percent of the intermediate product at each chiral purification step. We believe we have a competitive advantage over companies using traditional methods of separation because our technology drives the preferential manufacture of chiral enantiomers of interest, which can result in 95 to 99 percent yields. This can result in significant cost savings in the manufacturing process, particularly for chiral molecules that may require several chiral separation steps by traditional methods.

In the area of chemical catalysts for chiral drug manufacture, we compete with pharmaceutical and fine chemical companies, including our current and potential clients and collaborators, academic and research institutions. Some of these companies include the Dow Chemical Company, Degussa AG, Rhodia ChiRex Inc. and Solvias AG. Many of these companies are developing or marketing technologies and services similar to the ones developed or offered by us. We anticipate continued competition from other manufacturers of chiral catalysts in the future.

Some of our competitors, such as Codexis, a wholly owned subsidiary of Maxygen, or Diversa Corporation, attempt to genetically modify biological enzymes for the purpose of serving as biological catalysts for asymmetric chiral manufacturing. While this approach works in certain circumstances, it is extremely time-consuming to develop for each individual manufacturing process. We believe our technology has the competitive advantage of being more broadly applicable to a number of common asymmetric transformations.

Intellectual Property and License Agreements

License with the Penn State Research Foundation. We have an exclusive, worldwide license from the PSRF to certain chiral technologies developed by Dr. Zhang. The license agreement has been amended on five occasions, four of which provide us with additional rights, including the rights to new patent applications. The PSRF license agreement grants us rights to any conversions, re-issues, extensions, divisional applications, continuations, continuations in part, and any patents issuing thereon, and any improvements to the licensed patents. Under the license agreement, the PSRF received an equity stake in our Company as partial consideration for the license. The license agreement also obligates us to reimburse the PSRF for its patent expenses relating to the licensed technology.

The PSRF license agreement requires us to use our reasonable best efforts to achieve annual gross revenue of $250,000 in calendar year 2004, which we achieved, and at least $350,000 in calendar year 2005, and at least $500,000 in calendar year 2006. Should we fail to obtain these milestones, the PSRF has the right, but not the obligation, to terminate the license agreement on the grounds that we failed to use our best efforts to achieve those milestones.

Additionally, in accordance with the license agreement, the PSRF’S obligation to license to us, at no additional cost, any new technology subsequently discovered by Dr. Zhang and the other researchers at Penn State expired on November 8, 2002. Accordingly, if Dr. Zhang develops a new invention that does not constitute an “improvement” on the existing patent rights, then we will have to license the right to such invention from the PSRF.

License with The Cleveland Clinic Foundation. We have an exclusive, worldwide license agreement with CCF for the rights to develop, manufacture, use, commercialize, lease, sell and/or sublicense SSG. We are obligated to make an annual license maintenance payment of $35,000 until the first commercial sale of SSG, at which time we are no longer obligated to pay this maintenance fee. In addition, the license agreement requires us to make payments in an aggregate amount of up to $4.5 million to CCF upon the achievement of certain clinical and regulatory milestones. Should SSG become commercialized, we will be obligated to pay CCF an annual royalty based on net sales of the product. In the event that we sublicense SSG to a third party, we will be obligated to pay CCF a portion of fees and royalties received from the sublicense. We hold the exclusive right to negotiate for a license on any improvements to SSG and have the obligation to use all commercially reasonable efforts to bring SSG to market. We have agreed to prosecute and maintain the patents associated with SSG or provide notice to CCF so that it may so elect. The license agreement shall automatically terminate upon Greenwhich’s bankruptcy and upon the date of the last to expire claim contained in the patents subject to the license agreement. The license agreement may be terminated by CCF, upon notice with an opportunity for cure, for our failure to make required payments or its material breach, or by us, upon thirty day’s written notice.

License with the University of South Florida Research Foundation, Inc. We have an exclusive, worldwide license agreement with USF for the rights to develop, manufacture, use, commercialize, lease, sell and/or sublicense Triciribine, or TCN. Under the terms of the license agreement, we have agreed to sponsor a research project involving TCN in the amount of $25,000 annually for the term of the license agreement.  In addition, the license agreement requires us to make payments in an aggregate amount of up to $5.8 million to USF upon the achievement of certain clinical and regulatory milestones. Should a product incorporating TCN be commercialized, we are obligated to pay to USF an annual royalty based on net sales of the product. In the event that we sublicense TCN to a third party, we are obligated to pay USF a portion of fees and royalties received from the sublicense. We hold a right of first refusal to obtain an exclusive license on any improvements to TCN and have the obligation to use all commercially reasonable efforts to bring TCN to market. We have agreed to prosecute and maintain the patents associated with TCN or provide notice to USF so that it may so elect. The license agreement shall automatically terminate upon Greenwhich’s bankruptcy or upon the date of the last to expire claim contained in the patents subject to the license agreement. The license agreement may be terminated by USF, upon notice with an opportunity for cure, for our failure to make required payments or its material breach, or by us, upon six month’s written notice.

Patents. We have an exclusive license to 13 United States patent applications filed by the Penn State Research Foundation covering many classes of ligands. The U.S. Patent and Trademark Office ("PTO") has issued seven (7) letters of patents in connection with these applications (i.e., U.S. Pat. Nos. 6,380,392, 6,525,210, 6,521,769, 6,337,406, 6,576,772, 6,534,657 and 6,653,485). In addition, the PTO has issued notices of allowance on one (1) other application for which we anticipate a patent being issued in 2004. The remaining five (5) patent applications are still pending. We also have rights to international patent applications based on many of the US application filings. National Phase Applications have been filed for six (6) international applications (PCT) corresponding to the originally filed U.S. applications.

Employees and Consultants

We currently employ 26 people: Daniel Greenleaf, our President, and Chief Executive Officer, Brian Lenz our Chief Financial Officer, Treasurer and Corporate Secretary, Yaping Hong our Senior Vice President of Research and Development, Michael Cannarsa our General Manager of Chiral Quest, Bing Yu, our Director of Global Operations, and 20 full-time chemists. We also engage Dr. Xumu Zhang, who serves as our Chief Technology Officer, on a consultancy basis. Additionally, we fund four post-doctoral fellows, under the supervision of Dr. Zhang, pursuant to an agreement with Penn State. Of the 32 persons providing services to our Company, either as employees or consultants, 16 hold Ph.D. degrees. As we develop our technology and business, we anticipate the need to hire additional employees, especially employees with expertise in the areas of chemistry, sales and marketing.

Facilities

Our management believes that our facilities are adequate for our current needs, including the production of research and commercial quantities of our ligands, and the needs of our company for at least the next 12 months. However, we anticipate leasing or purchasing additional laboratory facilities as our business matures.

We lease office and laboratory space in Basking Ridge, New Jersey; Monmouth Junction, New Jersey; and in the People’s Republic of China, as summarized below:

Basking Ridge, New Jersey. We entered into a lease agreement effective June 15, 2005 for office space located in Basking Ridge, New Jersey. This facility consists of approximately 2,000 square feet of office space. Pursuant to the lease agreement, we pay approximately $4,000 per month for rent. Our total lease commitment of approximately $152,000 for rent, utilities and maintenance fees expires in September 30, 2008.

Monmouth Junction, New Jersey. We entered into a lease agreement effective June 1, 2003 for our principal executive offices located in Monmouth Junction, New Jersey. This facility consists of approximately 9,000 square feet of mostly laboratory space with some additional office space at which our President and Chief Executive Officer, Chief Financial Officer, Business Unit Head, Director of Global Operations and vice president of business development maintain offices. We occupy this facility pursuant to a May 2003 lease agreement, to which we pay approximately $17,000 per month for rent, and approximately $6,000 for utilities and maintenance fees. Our total lease commitment of approximately $400,000 for rent, utilities and maintenance fees, expires in May 2006. We use this facility to produce both research and commercial quantities of our ligands and finished products. In February 2004, and June 2004, we amended our lease agreement to add another 2,200 square feet of laboratory space in order to increase our capacity to produce research and commercial quantities of our ligands.

The People’s Republic of China. Pursuant to an agreement with the Science and Technology Bureau of Jiashan County (“Jiashan”) in Zhejiang Province of the People’s Republic of China, we have agreed to lease a total of 4,000 square meters of laboratory space in an industrial park near Shanghai, 15-20 percent of which we began occupying in 2004. Jiashan is currently building this facility to specifications and we expect to occupy the facility in the second quarter of 2005. Pursuant to our agreement with Jiashan, although we are not required to pay rent during the initial 3-years of the lease, we will pay a maintenance fee of up to $4,500 per month, which is comprised of maintenance and management fees. Following the initial 3-year term, we may, at our sole discretion, either continue leasing the space for annual rent of no more than $60,000 (at approximate conversion rate as of December 31, 2004) or to purchase the facility on commercially reasonable terms. We were also granted the option to purchase in the next three years approximately 33 acres of land adjacent to the industrial park. For purposes of entering into the lease, we established a wholly owned subsidiary organized under the laws of Hong Kong, known as Chiral Quest Ltd., which in turn will be the sole shareholder of a subsidiary in the People’s Republic of China, Chiral Quest (Jiashan) Ltd.

We believe our existing facilities, as described above, are adequate to meet our needs through the year ending December 31, 2005.

Legal Matters

We are not a party to any material litigation and are not aware of any threatened litigation that would have a material adverse effect on our business.

MANAGEMENT

Our executive officers and directors are described below. There are no family relationships among our executive officers or directors.

Name	Age	Positions
Daniel Greenleaf	41	President, Chief Executive Officer and Director
Xumu Zhang, Ph.D.	44	Chief Technology Officer and Director
Yaping Hong	49	Senior Vice President of Process Research and Development
Brian Lenz	33	Chief Financial Officer, Treasurer and Secretary
Richard J. Welter, Ph.D.	59	Vice President, Corporate Business Development
Michael Cannarsa	48	General Manager, Chiral Quest
Stephen C. Rocamboli	34	Interim Chairman
Vincent Aita, Ph.D.	31	Director
Stephen A. Roth, Ph.D.	62	Director
Michael Weiser, M.D., Ph.D.	41	Director
Johnson Y. N. Lau, M.D.	45	Director

Daniel Greenleaf has been our President and Chief Executive Officer and a member of the Board of Directors since February 2005. He joins VioQuest from Celltech Biopharmaceuticals, a European biotechnology company where he served as President of their U.S. operations since 2004. Prior to that, Mr. Greenleaf served as Senior Vice President of Operations for Nabi Biopharmaceuticals a biopharmaceutical development company, from 2002 to 2003. From 1992 to 2002, Mr. Greenleaf held a series of positions of increasing responsibility at Schering-Plough Corporation, an international pharmaceutical company, including its Vice President, Marketing and Sales from 2000 to 2002. He holds an MBA from the University of Miami and a BA in Economics from Denison University.

Xumu Zhang, Ph.D., co-founder of Chiral Quest, Inc., has been a member of our board of directors and has served as our Chief Technology Officer and as a consultant since our inception in 2000. Since 1994, Dr. Zhang has been primarily employed by Pennsylvania State University in State College, Pennsylvania, most recently as a Professor of Organic Chemistry, and prior to that was an Assistant and Associate Professor of Chemistry. Dr. Zhang holds a Ph.D. in Organic and Inorganic Chemistry from Stanford University, where he also conducted his postdoctoral work.

Michael Cannarsa, Ph.D., joined our company in January 2005 and currently serves as General Manager of Chiral Quest. Mr. Cannarsa joins us from Chemi Pharma, where he served as President and VP of Business Development since 2003. From 2001 to 2003, Dr. Cannarsa was employed by Synthetech, Inc. serving as Director of Business Development. Prior to Synthetech, Inc., Dr. Cannarsa served as Vice President, Fine Chemicals Business Development at Symyx Technologies, Inc. from 1999 to 2001. From 1997 to 1999; Dr. Cannarsa was employed by PPG-Sipsy Pharmaceutical Products as Commercial Development Manager. He holds a Ph.D. from Cornell University in Physcial Organic Chemistry, and a BS in Chemistry from Georgetown Unviversity.

Yaping Hong, Ph.D., has been our Director of Process Research and Development since May 2003. Prior to joining Chiral Quest, Dr. Hong was Director of Process Chemistry for Synthon Chiragenics from August 2001 to May 2003. From April 1993 to August 2001, Dr. Hong was employed by Sepracor Inc., eventually serving as Associate Research Fellow from January 2001 to August 2001. Dr. Hong holds a Ph.D. in Synthetic Organic Chemistry from the University of Waterloo. Dr. Hong conducted his postdoctoral work from September 1991 to March 1993 at the Massachusetts Institute of Technology, in Cambridge Massachusetts.

Richard J. Welter, Ph.D., has been our Vice President of Corporate Business Development since July 2005. Prior to joining us, Dr. Welter was Vice President, Business Development at Vela Pharmaceuticals, Inc. from July 2003 to July 2005. From July 2000 to July 2003, Dr. Welter served as Executive Director, Global Licensing at Pharmacia Corporation.

Brian Lenz has been our Chief Financial Officer since April 2004, our Treasurer since March 2005 and our Secretary since December 2003. From October 2003 to April 2004, he served as our Controller. Prior to that he was Controller of Smiths Detection from July 2000 to September 2003. Previous to Smiths Detection, Mr. Lenz worked as a Senior Auditor for KPMG LLP from October 1998 to June 2000. Mr. Lenz is a licensed Certified Public Accountant, holds a Bachelors of Science in Business Administration from Rider University in New Jersey, and an M.B.A. from Saint Joseph’s University in Pennsylvania.

Stephen A. Roth, Ph.D. has served as a member of the board of directors since February 2003. Since January 2003, he has served as President, CEO, and director of Immune Control, Inc., a privately-held biopharmaceutical company focused on developing cancer treating drugs. Prior to joining Immune Control, Dr. Roth co-founded Neose Technologies in 1990, becoming its Chief Executive Officer and Chairman in 1994. Prior to starting Neose, Dr. Roth was assistant and associate professor of biology at The Johns Hopkins University from 1970-1980. He moved to the University of Pennsylvania as professor of biology in 1980, and was appointed Department Chairman in 1982, serving in that role until 1987. At Penn, Dr. Roth helped form its Plant Science Institute. His scholarly interests centered on the roles of complex carbohydrates in embryonic morphogenesis and in malignancy, topics on which he authored or co-authored nearly 100 articles and one book. He has received several research awards and prizes, and is an inventor on 18 patents and six patent applications. Dr. Roth received an A.B. degree from Johns Hopkins in 1964, a Ph.D. from Case Western Reserve University in 1968, and did postdoctoral work in carbohydrate chemistry at Hopkins from 1968-1970.

Stephen C. Rocamboli has served as our Interim Chairman since February 2003 and was our Secretary from February 2003 to December 2003. Since September 2004, Mr. Rocamboli has been general counsel of Paramount BioCapital, Inc. and Paramount BioCapital Investments, LLC and served as deputy general counsel of those companies from September 1999 to August 2004. From November 2002 to December 2003, Mr. Rocamboli served as a director of Ottawa, Ontario based Adherex Technologies, Inc. Mr. Rocamboli also serves as a member of the board of directors of several privately held development stage biotechnology companies. Prior to joining Paramount, Mr. Rocamboli practiced law in the health care field. He received his J.D. from Fordham University School of Law.

Vincent M. Aita, Ph.D. has served as a member of the board of directors since February 2003. Since February 2004, Dr. Aita has been an analyst for Kilkenny Capital Management, LLC. Prior to that, he was a research analyst for Paramount BioCapital Asset Management, Inc. from November 2000 to January 2004. Prior to that, Dr. Aita completed a post-doctoral fellowship in the Department of Genetics and Development at Columbia University, and concurrently served as a scientific consultant for Research Assessment Associates, Inc. From August 1995 to December 1999, Dr. Aita attended Columbia University where he received a Ph.D. in Genetics from the Columbia Genome Center.

Michael Weiser, M.D., Ph.D. has served as a member of the board of directors since February 2003. Dr. Weiser concurrently serves as the Director of Research of Paramount BioCapital Asset Management. Dr. Weiser also is a member of the board of directors of Manhattan Pharmaceuticals, Inc. (AMX: MHA), and Hana Biosciences, Inc. (AMX: HBX), both publicly-held biotechnology companies. Dr. Weiser is also a member of Orion Biomedical GP, LLC, and serves on the board of directors of several privately held companies. Dr. Weiser holds an M.D. from New York University School of Medicine and a Ph.D. in Molecular Neurobiology from Cornell University Medical College. Dr. Weiser completed a Postdoctoral Fellowship in the Department of Physiology and Neuroscience at New York University School of Medicine and performed his post-graduate medical training in the Department of Obstetrics and Gynecology and Primary Care at New York University Medical Center.

Johnson Y.N. Lau, M.B.B.S., M.D., F.R.C.P. has been a member of our board of directors since November 2005. He currently serves as the Chairman of Kinex Pharmaceuticals, LLC, a position he has held since December 2003. Dr. Lau currently is a member of the board of directors of Chelsea Therapeutics International, Ltd. (OTC BB: CHTP.OB), a publicly-held company. Prior to his position with Kinex Pharmaceuticals, Dr. Lau was an independent contractor from January 2003 until December 2003 and served in various capacities at Ribapharm Inc. from August 2000 until January 2003, including Chairman, President and Chief Executive Officer. Previously he was the Senior Vice President and Head of Research and Development at ICN Pharmaceuticals and Senior Director of Antiviral Therapy at Schering-Plough Research Institute. He has published over 200 scientific papers and 40 reviews and editorials in leading academic journals and was elected as a Fellow, Royal College of Physicians in 2004. Dr. Lau holds an M.B.B.S. and M.D. from the University of Hong Kong and the degrees of M.R.C.P. and F.R.C.P. from the Royal College of Physicians.

Code of Ethics

We have developed a Code of Ethics that applies to our President, Chief Executive Officer & Chief Financial Officer which is expected to be presented to our board of directors for its review and approval during the second quarter of 2005. Once adopted we will provide a copy of the Code of Ethics without charge upon written request directed to Brian Lenz, 7 Deer Park Drive, Suite E, Monmouth Junction, NJ 08852.

Audit Committee Financial Expert

Until November 28, 2005 our Audit Committee was composed of Messrs. Brimmer, Rocamboli and Tanen. We intend to appoint Dr. Lau to our Audit Committee where it is intended that he will serve as the “audit committee financial expert” as such term is defined by SEC regulations. Dr. Lau qualifies as an “independent director,” as such term is defined by Section 121(A) of the listing standards of the American Stock Exchange.

Compensation of Executive Officers

The following table sets forth, for the last three fiscal years, the compensation earned for services rendered in all capacities by those persons who served as our chief executive officers during 2004 and the other highest-paid executive officers serving as such at the end of 2004 whose compensation for that fiscal year was in excess of $100,000. The individuals named in the table will be hereinafter referred to as the “Named Officers.” No other executive officer of our company received compensation in excess of $100,000 during fiscal year 2004. No executive officer who would otherwise have been included in this table on the basis of 2004 salary and bonus resigned or terminated employment during that year.

Summary Compensation Table
		Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation ($)		Securities Underlying Options (#)	All Other Compensation ($)
Alan D. Roth(1), President & CEO	2004 2003 2002	240,000 205,000 --	0 35,000 --	0 0 --		0 865,230 --	375,000 0 --	(2)
Ronald Brandt(3), Business Unit Head	2004 2003 2002	200,000 165,000 --	50,000 0 --	6,000 4,800 --	(4) (4)	125,000 175,000 --	0 0 --
Brian Lenz, CFO & Secretary	2004 2003 2002	94,000 -- --	17,000 -- --	0 -- --		100,000 -- --	0 -- --
Yaping Hong, Vice President R&D	2004 2003 2002	165,000 145,000 --	20,000 14,000 --	0 0 --		75,000 50,000 --	0 0 --

(1)	Mr. Roth was our President, CEO and Chief Financial Officer until April 2004.
(2)	Represents severance compensation paid to Dr. Roth upon his separation from the Company.
(3)
Mr. Brandt served as the Company’s Vice President of Business Development from October 2003 to April 2004. He was appointed interim President and CEO in April 2004 and held those positions until February 2005. He served as head of our Chiral Quest business until his departure from the company in April 2005.

(4)	Mr. Brandt’s other annual compensation is comprised of an annual auto allowance.

Options and Stock Appreciation Rights

The following table contains information concerning the grant of stock options under our 2004 Stock Option Plan and otherwise to the Named Officer during the 2004 fiscal year. No stock appreciation rights were granted during the 2004 fiscal year.

Option Grants in Last Fiscal Year (Individual Grants)

Name	Number of Securities Underlying Options Granted (#)		Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date
Dr. Roth	0		--	--	--
Mr. Brandt(1)	25,000	(2)	3.8	1.40	4/19/2014
	100,000	(3)	15.2	1.01	6/17/2014
	300,000	(4)	45.5	1.01	6/17/2014
Mr. Lenz	25,000	(2)	3.8	1.40	4/19/2014
Dr. Hong	50,000	(2)	7.6	1.40	4/19/2014
__________________

(1)	Following Mr. Brandt’s separation from our company in April 2005, he no longer as any rights to the options granted in 2004.
(2)	Option vests in three equal installments in each of April 2005, 2006 and 2007.
(3)	Option vests in three equal installments in each of June 2005, 2006 and 2007.
(4)
Options vest as follows: 100,000 shares when the closing bid price of our common stock exceeds $3.00 for 10 consecutive trading days; 100,000 shares when the closing bid stock price exceeds $5.00 for 10 consecutive trading days; and 100,000 shares when the closing bid stock price exceeds $7.00 for 10 consecutive trading days.

Option Exercise and Holdings

The following table provides information with respect to the Named Officer concerning the exercisability of options during the 2004 fiscal year and unexercisable options held as of the end of the 2004 fiscal year. No stock appreciation rights were exercised during the 2004 fiscal year, and no stock appreciation rights were outstanding at the end of that fiscal year.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

			Securities Underlying Unexercised Options at FY-End (#)		Value of Unexercised In-the-Money Options at FY-End (Market price of shares at FY-End less exercise price)(2)
Name	Shares Acquired on Exercise	Value Realized (1)	Exercisable	Unexercisable	Exercisable	Unexercisable
Dr. Roth	0	--	288,410	576,820	$0	$259,569
Mr. Brandt	0	--	58,333	241,667	$0	$52,500
Mr. Lenz	0	--	5,000	95,000	$0	$4,500

(1)	Equal to the fair market value of the purchased shares at the time of the option exercise over the exercise price paid for those shares.
(2)	Based on the fair market value of our common stock on December 31, 2004 of $.90 per share, the closing sales price per share on that date on the OTC Bulletin Board.

Long Term Incentive Plan Awards

No long term incentive plan awards were made to the Named Officer during the last fiscal year.

Compensation of Directors

Our directors receive no monetary fees for serving as directors. Non-employee directors may be granted, at the discretion of the Board, options to purchase shares of our common stock. Such options shall contain such terms and provisions as the Board determines at the time of grant. On October 28, 2003, in consideration for their services as directors, each of Drs. Aita, Stephen Roth and Weiser and Messrs. Brimmer, Rocamboli and Tanen received ten-year options to purchase 12,900 shares of our common stock at an exercise price of $1.98 per share. All of these options vest in three equal installments on each anniversary of the grant date until fully vested. Members of the Board who are also employees or consultants of the Company receive no options for their services as directors.

Employment Contracts and Termination of Employment and Change of Control Agreements

Daniel Greenleaf

The Company entered into a written employment agreement dated as of February 1, 2005 with Daniel Greenleaf, its newly-appointed President and Chief Executive Officer. The agreement provides for a 3-year term and an initial annual base salary of $360,000, plus a guaranteed annual bonus of $100,000 during each year of the term of the agreement. In addition, Mr. Greenleaf is entitled to a signing bonus in the amount of $50,000, of which one-half is payable following the execution of the employment agreement and the remaining one-half is payable on the 6-month anniversary of the agreement. Mr. Greenleaf is further entitled to an additional bonus under the employment agreement of up to $250,000 upon the attainment of certain performance criteria specified in the employment agreement, which include the acquisition of drug candidates and the completion of financing transactions by us. As a result of our October 2005 private placement and acquisition of Greenwich Therapeutics, Mr. Greenleaf has earned $155,000 of such bonus. Mr. Greenleaf is also entitled to other benefits generally made available to the Company’s other senior management.

The employment agreement also provides that Mr. Greenleaf is entitled to receive an option to purchase 891,396 shares of the Company’s common stock, which represents 5 percent of the Company’s then currently outstanding common stock. The option will vest in three equal annual installments, commencing February 2006. In addition, until the Company has raised $20 million through the sale of equity securities and has obtained the rights to one clinical stage human therapeutic, Mr. Greenleaf shall be entitled to receive such additional options to purchase common stock in order to maintain his beneficial ownership (assuming the exercise of all stock options issued to Mr. Greenleaf) at 5 percent of the Company’s outstanding common stock. To the extent any additional stock options are issued pursuant to the foregoing sentence, the options will vest in installments over the term of the employment agreement as long as Mr. Greenleaf remains employed by the Company and will be exercisable at the market value of the Company’s common stock at the time of issuance. In accordance with this provision, we issued Mr. Greenleaf an option to purchase an additional 1,445,080 shares of our common stock following the completion of our acquisition of Greenwich Therapeutics and the October 2005 private placement.

In the event Mr. Greenleaf’s employment is terminated by the Company during the term upon a “change of control” (as defined in the employment agreement) and on the date of such termination the Company’s aggregate market capitalization is less than $38 million, he is entitled to receive his base salary for six months thereafter and all of his stock options scheduled to vest in the calendar year of such termination shall accelerate and be deemed vested upon termination and will remain exercisable for 12 months following such termination. In the event the Company terminates Mr. Greenleaf’s employment during the term of the agreement other than as a result of death, disability, cause or in connection with a change of control where the Company’s aggregate market capitalization is less than $38 million, then (i) Mr. Greenleaf is entitled to receive his base salary for 12 months from such termination, his guaranteed bonus for the calendar year in which such termination occurs, and the portion of any discretionary bonus earned as of the termination, and (ii) the vesting of his stock options shall accelerate and be deemed vested and will remain exercisable for 12 months following such termination.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the our common stock as of December 5, 2005, by (i) each person known by us to be the beneficial owner of more than 5 percent of the outstanding common stock, (ii) each director, (iii) each executive officer, and (iv) all executive officers and directors as a group. Unless otherwise indicated, the address of each of the following persons is 7 Deer Park Drive, Suite E, Monmouth Junction, NJ 08852.

The number of shares beneficially owned is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days through the exercise or conversion of any stock option, convertible security, warrant or other right. Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of capital stock listed as owned by that person or entity.

Name and Address	Number of Shares Beneficially Owned (1)		Percentage of Class
Daniel Greenleaf	20,000		*
Michael Cannarsa	0		-
Yaping Hong, Ph.D.	37,667	(2)	*
Brian Lenz	18,333	(3)	*
Vincent M. Aita, Ph.D.	238,074	(4)	*
Kenneth W. Brimmer	158,600	(5)	*
Stephen C. Rocamboli	863,335	(6)	1.8
Stephen A. Roth, Ph.D.	41,934	(7)	*
David M. Tanen	116,299	(8)	*
Michael Weiser, M.D., Ph.D.	1,892,068	(9)	4.0
Xumu Zhang, Ph.D.	2,943,288	(10)	6.3
All Executive Officers and Directors as a group (11 persons)	6,329,543		13.3

Lester Lipschutz 1650 Arch Street - 22nd Floor Philadelphia, PA 19103	10,541,367	(11)	21.8
Lindsay A. Rosenwald 787 7th Avenue, 48th Floor New York, NY 10019	3,425,999	(12)	7.2
________________
* Less than 1%.

(1)
Assumes in each case that the stockholder exercised all options available to the person that have vested or will vest within 60 days of November 15, 2005. Accordingly, this table does not reflect: (i) 891,396 shares issuable upon exercise (at a price of $.88 per share) of an option held by Mr. Greenleaf, 297,132 of which vest on each of February 1, 2006, February 1, 2007 and February 1, 2008; (ii) 1,445,080 shares issuable upon exercise (at a price of $.89 per share) of an option held by Mr. Greenleaf, 481,693 of which vest on each of February 1, 2006 and February 1, 2007, and 481, 694 of which vest on February 1, 2008; (iii) 29,000 shares issuable upon exercise (at a price of $1.50 per share) of an option held by Dr. Hong, 12,000 of which vest on April 21, 2006 and 17,000 of which vest on April 21, 2007; (iv) 33,333 shares issuable upon exercise (at a price of $1.40 per share) of an option held by Dr. Hong, 16,667 of which vest on April 19, 2006 and 16,666 of which vest on April 19, 2007; (v) 25,000 shares issuable upon exercise (at a price of $1.08 per share) of an option held by Dr. Hong, 8,333 of which vest on each of January 24, 2006 and January 24, and 8,334 of which vest on January 24, 2008; (vi) 100,000 shares issuable upon exercise (at a price of $1.03 per share) of an option held by Dr. Hong, 33,333 of which vest on each of November 29, 2006 and November 29, 2007 and 33,334 of which vest on November 29, 2008; (vii) 5,000 shares issuable upon exercise (at a price of $1.67 per share) of an option held by Mr. Lenz which vest on October 6, 2006; (viii) 16,667 shares issuable upon exercise (at a price of $1.40 per share) of an option held by Mr. Lenz, 8,333 of which vest on April 19, 2006 and 8,3334 of which vest on April 19, 2007; (ix) 60,000 shares issuable upon exercise (at a price of $1.08 per share) of an option held by Mr. Lenz, 20,000 of which vest on each of January 24, 2006, January 24, 2007 and January 24, 2008; (x) 100,000 shares issuable upon exercise (at a price of $1.03 per share) of an option held by Mr. Lenz, 33,333 of which vest on each of November 29, 2006 and November 29, 2007 and 33,334 of which vest on November 29, 2008; (xi) 4,300 shares issuable upon exercise (at a price of $1.96 per share) of an option held by Dr. Aita which vest on October 28, 2006; (xii) 4,300 shares issuable upon exercise (at a price of $1.96 per share) of an option held by Mr. Brimmer which vest on October 28, 2006; (xiii) 16,666 shares issuable upon exercise (at a price of $1.70 per share) of an option held by Dr. Roth which vest on February 14, 2006; (xiv) 4,300 shares issuable upon exercise (at a price of $1.96 per share) of an option held by Dr. Roth which vest on October 28, 2006; and (xv) 4,300 shares issuable upon exercise (at a price of $2.11 per share) of an option held by Mr. Tanen which vest on October 23, 2006; and (xiv) 325,026 shares issuable upon exercise of an option (at a price of $1.49 per share) of an option held by Dr. Zhang, 162,513 of which vest on each of May 15, 2006 and May 15, 2007.

(2)
Represents shares issuable upon exercise (at a price of $1.50 per share) of an option, 10,000 shares of which vested on April 21, 2004 and 11,000 of which vested on April 21, 2005 and shares issuable upon exercise (at a price of $1.40 per share) of an option, 16,667 of which vested on April 19, 2005.

(3)
Represents shares issuable upon exercise (at a price of $1.67 per share) of an option, 5,000 shares of which vested on each of October 6, 2004 and October 6, 2005 and shares issuable upon exercise (at a price of $1.40 per share) of an option, 8,333 of which vested on April 19, 2005.

(4)	Includes 8,600 shares issuable upon exercise (at a price of $1.96 per share) of an option, 4,300 shares of which vested on each of October 28, 2004 and October 28, 2005.

(5)
Includes (i) 7,500 shares which are owned by Mr. Brimmer’s Individual Retirement Account, (ii) 2,500 shares which are owned by the Individual Retirement Account of Mr. Brimmer’s spouse (to which he disclaims any beneficial interest), (iii) 100,000 vested shares issuable upon exercise (at a price of $1.25 per share) of an option and (iv) 8,600 shares issuable upon exercise (at a price of $1.96 per share) of an option, 4,300 shares of which vested on each of October 23, 2004 and October 23, 2005.

(6)	Includes 616,636 shares owned by, and 144,000 shares issuable upon the exercise of a warrant held by, Stephen C. Rocamboli as Trustee for The Stephen C. Rocamboli April 2005 Trust u/a/d April 7, 2005.

(7)
Represents 33,334 shares issuable upon exercise (at a price of $1.70 per share) of an option, 16,667 shares of which vested on each of February 14, 2004 and February 14, 2005 and 8,600 shares issuable upon exercise (at a price of $1.96 per share) of an option, 4,300 of which vested on each of October 28, 2004 and October 28, 2005.

(8)
Includes 8,600 shares issuable upon exercise (at a price of $2.11 per share) of an option, 4,300 shares of which vested on each of October 23, 2004 and October 23, 2005 and 5,000 shares issuable upon the exercise of a warrant.

(9)	Includes 280,000 shares issuable upon the exercise of a warrant.

(10)	Includes 325,026 shares issuable upon exercise (at a price of $1.49 per share) of an option 162,513 shares of which vested on each of May 15, 2004 and May 15, 2005.

(11)
Based on Schedule 13D filed with the SEC on October 27, 2005. Represents shares owned equally by several trusts established for the benefit of Dr. Lindsay A. Rosenwald or members of his immediate family, for which Mr. Lipschutz is the trustee/investment manager, and over which he has voting control and investment power. Includes 1,633,000 shares issuable upon the exercise of warrants.

(12)
Based on a Schedule 13G/A filed October 31, 2005. Includes (i) 989,169 shares issuable upon the exercise of warrants and (ii) 392,830 shares held by Paramount BioCapital Investments, LLC of which Dr. Rosenwald is the managing member.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Rocamboli and Dr. Weiser, both of whom are directors of our company, are former stockholders of Greenwich Therapeutics, which we acquired in October 2005. Mr. Rocamboli owned 144,000 shares of Greenwich common stock and Dr. Weiser owned 280,000 shares of Greenwich common stock. Accordingly, upon completion of the merger, Mr. Rocamboli received approximately 616,320 shares of our common stock and 144,000 shares issuable upon the exercise of warrants, and now beneficially owns approximately 1.8 percent of our outstanding common stock. Dr. Weiser received approximately 1,198,400 shares of our common stock and 280,000 shares issuable upon the exercise of warrants, and now beneficially owns approximately 4.0 percent of our outstanding common stock. Mr. Rocamboli’s and Dr. Weiser’s interests in Greenwich were made known to our board of directors at the outset of the negotiating process between the companies and neither attended or otherwise participated in any meeting and other discussion of the board in all matters relating to the merger with Greenwich.

Dr. Weiser and Mr. Rocamboli are also employees of Paramount BioCapital, Inc. or its affiliates, a corporation of which Dr. Lindsay A. Rosenwald is the chairman and sole shareholder. Together with various trusts for the benefit of Dr. Rosenwald or members of his immediate family, Dr. Rosenwald owned approximately 48 percent of Greenwich’s outstanding common stock. Upon completion of the merger with Greenwich, Dr. Rosenwald and the trusts together now beneficially own approximately 29 percent of our outstanding common stock.

Paramount BioCapital participated as a placement agent in connection with our October 2005 private placement, for which it received aggregate commissions of approximately $587,000, and with our February 2004 private placement, for which it received aggregate commissions of approximately $300,000.

In connection with our acquisition of Greenwich Therapeutics, we assumed outstanding indebtedness of Greenwich of approximately $822,000, all of which was owed to Paramount BioCapital Investments, LLC, an entity owned and controlled by Dr. Rosenwald. Upon completion of our October 2005 private placement and in accordance with the terms of the promissory note evidencing such indebtedness, we satisfied approximately $560,000 of such indebtedness by paying $265,000 in cash and issuing 392,830 shares of our common stock at a per share price of $0.75.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market for Common Stock

From February 18, 2003 until August 26, 2004, 2004, our common stock traded on the on the OTC Bulletin Board under the symbol “CQST.OB.” Since August 27, 2004, our common stock has traded on the OTC Bulletin Board under the symbol “VQPH.OB.” The following table lists the high and low bid price for our common stock as quoted, in U.S. dollars, by the OTC Bulletin Board, as applicable, during each quarter within the last two completed fiscal years and the first and second quarters of fiscal 2005. These quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions. Trading on our common stock has been sporadic, exemplified by the low trading volume and many days upon which no trades occurred.

Quarter Ended	High	Low

March 31, 2003	$1.65	$1.62
June 30, 2003	$2.50	$1.55
September 30, 2003	$2.23	$2.00
December 31, 2003	$1.83	$1.50

March 31, 2004	$2.48	$1.50
June 30, 2004	$1.76	$0.80
September 30, 2004	$1.25	$0.77
December 31, 2004	$1.35	$0.77

March 31, 2005	$0.99	$0.60
June 30, 2005	$0.70	$0.70
September 30, 2005	$1.15	$1.05

Record Holders

The number of holders of record of our common stock as of December 5, 2005 was approximately 1,835.

Dividends

We have not paid or declared any dividends on our common stock and we do not anticipate paying dividends on our common stock in the foreseeable future.

Equity Compensation Plan Information

The following table summarizes our outstanding options that we have issued to certain officers, directors and employees of our company as of December 31, 2004.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders	--	$--	--
Equity compensation plans not approved by stockholders (1)	2,244,877	$1.42	256,123

(1)	Represent shares of common stock issuable upon outstanding options issued to employees and directors under our 2003 Stock Option Plan.

Regulation of Penny Stocks

Our common stock meets the definition of a “penny stock” under applicable SEC rules. Broker-dealers who sell penny stocks must satisfy several rules when recommending that their customers purchase penny stock. A summary of those rules is set forth below.

Definition of a Penny Stock. The SEC has adopted several rules regulating transactions involving “penny stocks.” As a general matter, the term “penny stock” means any equity security other than a security

•	that is a “reported security” as that term is defined by SEC rule, including securities listed on the Nasdaq Stock Market, the New York Stock Exchange or the American Stock Exchange,

•	that is issued by an investment company,

•	that is a put or call option issued by the Options Clearing House,

•	that has a price of $5.00 or more, or

•
whose issuer has (i) net tangible assets of more than $2 million if the issuer has been in business for at least 3 continuous years, and $5 million if the issuer has been in business less than 3 years, (ii) average revenue of at least $6 million for the last 3 years.

Suitability Determination. The SEC’s rules governing penny stock transactions are designed to ensure that brokers and dealers make a determination that a particular customer is appropriately suited to purchase penny stocks. Accordingly, prior to the sale of a penny stock recommended by the broker-dealer to a new customer who is not an institutional accredited investor, the broker-dealer must approve the customer’s account for transactions in penny stocks. The determination requires the broker-dealer to obtain from the customer information concerning the customer’s “financial situation, investment experience, and investment objectives.” Based on this information, the broker-dealer must then reasonably determine that transactions in penny stocks are suitable for the customer and that the customer has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of penny stock transactions. The broker-dealer then must provide the customer with a written statement, to be signed by the customer, that sets forth the suitability determination made by the broker-dealer.

Penny Stock Risk Disclosure Document. Prior to the initial penny stock transaction with a customer, the broker-dealer must provide to the customer a risk disclosure document, which states clearly that transactions in penny stocks can be very risky and urges the customer to use caution before proceeding with the transaction. The document warns the customer of the lack of liquidity in many penny stocks, the possibility of losing the investment, the need to use caution, and not to rely on the salesperson. The document also sets forth the remedies available to customers in the event the broker-dealer violates the penny stock rules in connection with a transaction with the customer. The risk disclosure document also includes pricing information relating to the penny stock and the compensation paid to the broker-dealer in connection with the transaction.

Monthly Statements. The broker-dealer must also furnish to the customer a statement as of the last day of each month that describes for each penny stock held by the broker-dealer for the customer’s account the price of the security, the number of shares of each penny stock security held for the customer, and the estimated market value of the security. The monthly statement must be sent to the customer within 10 days following the end of each month.

USE OF PROCEEDS

We will not receive any proceeds from the resale of any of the shares offered by this prospectus by the selling stockholders.

SELLING STOCKHOLDERS

This prospectus covers the resale by the selling stockholders identified below of 38,291,567 shares of our common stock, including shares issuable upon the exercise of warrants. This offering includes the 11,179,975 common shares and 5,589,972 common shares issuable upon the exercise of the warrants issued in our October 2005 private placement, of which 1,117,997 common shares are issuable upon the exercise of warrants issued to placement agents that provided services to us in the private placement. The warrants received by the investors in the private placement are exercisable until October 2010 at an exercise price of $1.00 per share. These warrants are also redeemable by us, upon 30 days’ prior notice, when the average closing sale price of our common stock, as reported on the OTC Bulletin Board or such other market or exchange on which our common stock is then listed or quoted, equals or exceeds 200 percent of the exercise price for a period of 20 consecutive days. Upon redemption, we are obligated to pay to each warrant holder $0.01 per share underlying each outstanding warrant.

This prospectus also covers 17,128,790 shares of our common stock and 4,000,000 common shares issuable upon the exercise of the warrants issued to the former stockholders of Greenwich Therapeutics, Inc. in connection with our acquisition of that company in October 2005. The warrants received by the former Greenwich stockholders are exercisable until October 18, 2010 at an exercise price of $1.41 per share. Pursuant to the terms of the merger with Greenwich, 8,564,373 of the shares and 1,999,994 shares issuable upon the exercise of the warrants issued to the former Greenwich stockholders are being held in escrow and will be released incrementally upon the achievement of certain milestones relating to the clinical development of the two product candidates acquired from Greenwich. In the event that the milestones are not met prior to June 30, 2008, these escrowed securities will be released and delivered to us for cancellation.

This prospectus also covers 392,830 shares of our common stock issued to Paramount BioCapital Investments, LLC in partial payment of debt assumed in connection with our October 2005 acquisition of Greenwich Therapeutics, Inc.

The following table sets forth the number of shares of the common stock owned by the selling stockholders as of December 5, 2005, and after giving effect to this offering.

Name	Shares beneficially owned before offering	Number of outstanding shares offered by selling stockholder	Number of shares offered by selling stockholder issuable upon exercise of warrants	Percentage beneficial ownership after offering

Shares Issued in October 2005 Private Placement
Abraham Katsman	46,666	33,333	13,333	--
Adam Brown and Melissa Brown	46,666	33,333	13,333	--
Alan H. Auerbach	46,666	33,333	13,333	--
Albert Fried, Jr.	96,666	33,333	13,333	*
Albert Milstein	140,000	100,000	40,000	--
Alejandro Garza Garza	48,332	16,666	6,666	*
Andrew W. Albstein	186,666	133,333	53,333	--
Andrew W. Schonzeit	56,000	40,000	16,000	--
Balanced Investment, LLC	486,666	133,333	53,333	*
Baruch Z. Halberstam	46,666	33,333	13,333	--
BF Holding GMBH	960,000	400,000	160,000	*
Brino Investment Ltd.	96,665	33,333	13,333	*

Name	Shares beneficially owned before offering	Number of outstanding shares offered by selling stockholder	Number of shares offered by selling stockholder issuable upon exercise of warrants	Percentage beneficial ownership after offering

Catalytix LDC	93,332	66,666	26,666	--
Catalytix LDC Life Science Hedge AC	93,332	66,666	26,666	--
Christopher Landers	93,332	66,666	26,666	--
Cooper A. McIntosh, MD	46,666	33,333	13,333	--
Cranshire Capital, L.P.	373,332	266,666	106,666	--
Jerome H. Meyer, as Trustee for the Crilly Court Trust u/a/d 3/1/91	81,000	40,000	16,000	*
Daniel J. Kevles and Betty Ann Kevles as JTWROS	46,666	33,333	13,333	--
Daniel Kreiger	46,666	33,333	13,333	--
David Jaroslawicz	280,000	200,000	80,000	--
Deborah Silver	56,000	40,000	16,000	--
Diana B. Shepler	56,000	40,000	16,000	--
Elizabeth R. Moore	46,666	33,333	13,333	--
Elke R. de Ramirez	33,135	13,333	5,333	*
Eugenia VI Venture Holdings, Ltd.	1,866,666	1,333,333	533,333	--
Fernando Ahumada	74,666	53,333	21,333	--
Gary J. Strauss	46,666	33,333	13,333	--
Gitel Family Limited Partnership	290,915	200,000	80,000	*
Grapemeadow, NV	1,833,332	666,666	266,666	1.9
Harry and Susan Newton as JTWROS	280,000	200,000	80,000	--
Moise Hendeles, as Trustee for the Hendeles Grandchildren Trust #2 u/a/d 12/23/93	46,666	33,333	13,333	--
Moise Hendeles, as Trustee for the Hendeles Grandchildren Trust u/a/d 1/01/89	46,666	33,333	13,333	--
Moise Hendeles, as Trustee for the Hendeles Living Trust u/a/d 6/28/88	56,000	40,000	16,000	--
Jack Klebanow	56,000	40,000	16,000	--
Jay Kestenbaum	93,332	66,666	26,666	--
John S. Osterweis, Trustee for The Osterweis Revocable Trust u/a/d 9/13/93	114,665	46,666	18,666	*
Jorge Ahumada	93,332	66,666	26,666	--
Joseph J. Vale	420,000	300,000	120,000	--
Judah Schorr	46,666	33,333	13,333	--
Kanfei Investments LLC	560,000	400,000	160,000	--
Lake End Capital LLC	70,000	50,000	20,000	--
Lewis Opportunity Fund LP	93,332	66,666	26,666	--
Marc Florin IRA (Albert Fried & Co. as custodian)	63,332	33,333	13,333	*
Mario Pasquel and Begona Miranda	57,556	33,333	13,333	*
Mega International Corporation	186,666	133,333	53,333	--
Moise Hendeles, as Trustee for the MEH Revocable Trust u/a/d 5/8/00	37,332	26,666	10,666	--
Michael A. Mullen	46,666	33,333	13,333	--
Milstein Family L.P.	46,666	33,333	13,333	--
Moise Hendeles, C/F Arie Hendeles	14,000	10,000	4,000	--
Moise Hendeles, C/F Elie Hendeles	14,000	10,000	4,000	--
Myron M. Teitelbuam	90,331	46,666	18,666	*
Nathan Eisen	93,332	66,666	26,666	--
Nicholas B. Kronwall, as Trustee for the Nicholas B. Kronwall Trust u/a/d 11/12/69	46,666	33,333	13,333	--

Name	Shares beneficially owned before offering	Number of outstanding shares offered by selling stockholder	Number of shares offered by selling stockholder issuable upon exercise of warrants	Percentage beneficial ownership after offering

Patrick M. Kane	96,666	33,333	13,333	*
Penn Footwear	186,666	133,333	53,333	--
Phil Lifschitz	93,332	66,666	26,666	--
Rachel Family Partnership	284,000	200,000	80,000	*
Reuben Taub	140,000	100,000	40,000	--
Ricardo Mesa Tejada MD and Amy Mesa-Jonassen MD as JTWROS	46,666	33,333	13,333	--
Riverside Contracting, LLC	139,227	66,666	26,666	*
Robert Herskowitz	112,000	80,000	32,000	*
Robert Masters	46,666	33,333	13,333	*
Roberto Segovia	64,902	26,666	10,666	*
Ross D. Ain	76,666	33,333	13,333	*
SDS Capital Group SPC, Ltd.	653,332	466,666	186,666	--
Shea Ventures, LLC	2,800,000	2,000,000	800,000	--
Smithfield Fiduciary, LLC	933,332	666,666	266,666	--
South Ferry Building Company	933,332	666,666	266,666	--
Stefan Shoup IRA Bear Stearns SEC Corp Cust	112,000	80,000	32,000	--
Stahler Investments LLC	197,581	133,333	53,333	*
Stuart Gollomp	46,666	33,333	13,333	--
Tim Malloch	46,666	33,333	13,333	--
Tisu Investment Ltd.	143,331	66,666	26,666	*
Tokenhouse Trading Pte. Ltd.	386,666	133,333	53,333	*
William J. Garner	28,716	13,333	5,333	*
Bernard Gross	122,311	0	16,667	--
Harris Lydon	74,078	0	47,667	--
Jill Meleski	81,489	0	28,667	--
John Knox	214,621	0	3,333	--
Karl Ruggeberg	59,244	0	32,833	--
Lindsay Rosenwald	3,425,999	0	616,298	3.0
Michael Rosenman	342,954	0	131,666	--
Preston Tsao	62,500	0	62,500	--
Robert Friedman	1,667	0	1,667	--
Robert D. Millstone	20,300	0	20,300	--
Sandgrain Securities Inc.	3,383	0	3,383	--
Scott A. Katzmann	395,776	0	131,666	--
Steven A. Sherman	10,150	0	10,150	--
Timothy McInerney	222,488	0	11,200	--
Subtotal	16,769,947	11,179,975	5,589,972

Shares Issued to Former Stockholders of Greenwich Therapeutics, Inc.
335 MAD, LLC	31,614	25,629	5,985	--
Aaron Speisman	13,174	10,680	2,494	--
Alan Clingman	10,538	8,543	1,995	--
Anil Chenthitta	52,822	42,822	10,000	--
Basil Christakos	63,386	51,386	12,000	--
Benjamin S. Feinswog and Malvina Feinswog, as Co-Trustees for the Benjamin S. Feinswog Trust u/a/d 10/5/95	31,614	25,629	5,985	--
Bernard Gross	122,311	85,644	20,000	--

Name	Shares beneficially owned before offering	Number of outstanding shares offered by selling stockholder	Number of shares offered by selling stockholder issuable upon exercise of warrants	Percentage beneficial ownership after offering

Chad Messer	26,411	21,411	5,000	--
Claudia Donat-Barker	26,411	21,411	5,000	--
Danielle Flatly	26,411	21,411	5,000	--
David Butera	79,233	64,233	15,000	--
David J. Bersad	26,348	21,360	4,988	--
David Nussbaum	26,411	21,411	5,000	--
Demitrios Marras	26,411	21,411	5,000	--
Dolores Ferraro	26,411	21,411	5,000	--
Donna Kash and Peter Kash as JT	42,152	34,172	7,980	--
Donna Lozito	105,644	85,644	20,000	--
Elbert Chu	26,411	21,411	5,000	--
Eric R. Lee	39,616	32,116	7,500	--
Everest Capital S.A.	105,379	85,429	19,950	--
Fidulex Management, Inc.	14,753	11,960	2,793	--
Future Global Holding, Ltd.	5,271	4,273	998	--
GMM Capital	84,304	68,344	15,960	--
Harris Lydon	74,078	21,411	5,000	--
Henry and Monica Millin	10,538	8,543	1,995	--
Illya Keith Maher	211,288	171,288	40,000	--
Jamie Cabibihan	31,693	25,693	6,000	--
Jason Stein	1,479,015	1,199,015	280,000	--
Jay Lobell	1,162,083	942,083	220,000	--
Jeana Sommers	26,411	21,411	5,000	--
Jeffrey Serbin	1,584,659	1,284,659	300,000	--
Jill T. Meleski	81,489	42,822	10,000	--
Jillian M. Hoffman	105,644	85,644	20,000	--
John and Tina Papadimitropoulos	50,181	40,681	9,500	--
John Best	26,411	21,411	5,000	--
John Cipriano	105,644	85,644	20,000	--
John Knox	214,621	171,288	40,000	--
John Liatos	100,362	81,362	19,000	--
Joseph Friedman, as Trustee for the Joseph Friedman Trust u/a/d 12/16/99	10,538	8,543	1,995	--
Kanter Family Foundation	15,810	12,817	2,993	--
Karl Ruggeberg	59,244	21,411	5,000	--
Kathleen M. Fogarty	26,411	21,411	5,000	--
Kristy Plonisch	26,411	21,411	5,000	--
Kyle Kuhn	79,233	64,233	15,000	--
Lester E. Lipschutz as Trustee for The Lindsay A. Rosenwald 2000 Family Trusts u/a/d 12/15/2000 FBO David Rosenwald	10,541,367	798,202	186,400	4.1
Lester E. Lipschutz as Trustee for the Lindsay A. Rosenwald 2000 Family Trusts u/a/d 12/15/2000 FBO Demiona Rosenwald	10,541,367	798,202	186,400	4.1
Lester E. Lipschutz as Trustee for the Lindsay A. Rosenwald 2000 Family Trusts u/a/d 12/15/2000 FBO Doni Rosenwald	10,541,367	798,202	186,400	4.1

Name	Shares beneficially owned before offering	Number of outstanding shares offered by selling stockholder	Number of shares offered by selling stockholder issuable upon exercise of warrants	Percentage beneficial ownership after offering

Lester E. Lipschutz as Trustee for the Lindsay A. Rosenwald 2000 Family Trusts u/a/d 12/15/2000 FBO Joshua Rosenwald	10,541,367	798,202	186,400	4.1
Lester E. Lipschutz as Trustee for The Lindsay A. Rosenwald 2000 Family Trusts u/a/d 12/15/2000 FBO Tamar Rosenwald	10,541,367	798,202	186,400	4.1
Lester E. Lipschutz as Trustee for The Lindsay A. Rosenwald 2000 Irrevocable Indenture of Trust u/a/d May 24, 2000	10,541,367	1,717,161	401,000	4.1
Lester E. Lipschutz as Trustee for The Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust u/a/d August 28, 2001	10,541,367	428,220	100,000	4.1
Lester E. Lipschutz as Trustee for The Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust u/a/d August 28, 2001	10,541,367	428,220	100,000	4.1
Lester E. Lipschutz as Trustee for The Lindsay A. Rosenwald Rhode Island Irrevocable Indenture of Trust u/a/d August 28, 2001	10,541,367	428,220	100,000	4.1
Lillian Hahn	26,348	21,360	4,988	--
Lindsay Rosenwald	3,425,999	1,156,193	270,000	3.0
Louis Smookler	166,389	134,889	31,500	--
Marion Birch	26,411	21,411	5,000	--
Matthew Wyckoff, M.D.	1,056,439	856,439	200,000	--
Melvyn I. Weiss	105,379	85,429	19,950	--
Michael Rosenman	342,954	171,288	40,000	--
Michael Weiser (1)	1,892,068	1,199,015	280,000	*
Nicole Netolicky	26,411	21,411	5,000	--
NTP Partners	26,348	21,360	4,988	--
Pearl Capital Partners, L.P.	10,538	8,543	1,995	--
Peter H. Barber	79,233	64,233	15,000	--
Robert I. Falk	10,538	8,543	1,995	--
Robert Klein	10,538	8,543	1,995	--
Scott A. Katzmann	395,776	214,110	50,000	--
Stephen C. Rocamboli as Trustee for The Stephen C. Rocamboli April 2005 Trust u/a/d April 7, 2005(2)	863,335	616,636	144,000	*
The Holding Company	36,886	29,903	6,983	--
Timothy M. Hofer	166,389	134,889	31,500	--
Timothy McInerney	222,488	171,288	40,000	--
Timothy Shands	26,411	21,411	5,000	--
Yitzhak Nissan	10,538	8,543	1,995	--
Subtotal	21,128,790	17,128,790	4,000,000

Paramount BioCapital Investments, LLC.	392,830	392,830	0	--

TOTAL	38,291,567	28,701,595	9,589,972
_______________
* Denotes less than 1 percent.
(1) Michael Weiser is a director of our company.
(2) Stephen Rocamboli is the interim chairman of our board of directors.

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling stockholders. The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. To the extent any of the selling stockholders gift, pledge or otherwise transfer the shares offered hereby, such transferees may offer and sell the shares from time to time under this prospectus, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee in the list of selling stockholders under this prospectus.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders might be, and any broker-dealers that act in connection with the sale of securities will be, deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals will be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement that includes this prospectus effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

Shares Eligible For Future Sale

  Upon completion of this offering and assuming the issuance of all of the shares covered by this prospectus that are issuable upon the exercise or conversion of convertible securities, there will be 56,319,491 shares of our common stock issued and outstanding. The shares purchased in this offering will be freely tradable without registration or other restriction under the Securities Act, except for any shares purchased by an “affiliate” of our company (as defined in the Securities Act).

  Our currently outstanding shares that were issued in reliance upon the “private placement” exemptions provided by the Securities Act are deemed “restricted securities” within the meaning of Rule 144. Restricted securities may not be sold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act.

  In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) including persons deemed to be affiliates, whose restricted securities have been fully paid for and held for at least one year from the later of the date of issuance by us or acquisition from an affiliate, may sell such securities in broker’s transactions or directly to market makers, provided that the number of shares sold in any three month period may not exceed the greater of 1 percent of the then-outstanding shares of our common stock or the average weekly trading volume of our shares of common stock in the over-the-counter market during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about our company. After two years have elapsed from the later of the issuance of restricted securities by us or their acquisition from an affiliate, such securities may be sold without limitation by persons who are not affiliates under the rule.

Following the date of this prospectus, we cannot predict the effect, if any, that sales of our common stock or the availability of our common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales by existing stockholders of substantial amounts of our common stock could adversely affect prevailing market prices for our stock.

DESCRIPTION OF CAPITAL STOCK

General

Our certificate of incorporation, as amended to date, authorizes us to issue up to 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. We have no shares of preferred stock outstanding. As of December 5, 2005, we had 46,729,519 shares of common stock issued and outstanding. The transfer agent and registrar for our common stock is Wells Fargo Bank Minnesota, N.A., St. Paul, Minnesota.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters to be voted on by our stockholders. Holders of our common stock do not have any cumulative voting rights. Common stockholders are entitled to share ratably in any dividends that may be declared from time to time on the common stock by our board of directors from funds legally available for dividends. Holders of common stock do not have any preemptive right to purchase shares of common stock. There are no conversion rights or sinking fund provisions for our common stock.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Pursuant to our certificate of incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, because of his position as such, to the fullest extent authorized by the General Corporation Law of Delaware, as the same exists or may hereafter be amended. In certain cases, we may advance expenses incurred in defending any such proceeding.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

ABOUT THIS PROSPECTUS

This prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.” We have not authorized anyone else to provide you with different information or additional information. You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents.

WHERE YOU CAN FIND MORE INFORMATION

Federal securities law requires us to file information with the SEC concerning our business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements and other information with the SEC. You can inspect and copy this information at the Public Reference Facility maintained by the SEC at Judiciary Plaza, 450 5th Street, N.W., Room 1024, Washington, D.C. 20549. You can receive additional information about the operation of the SEC’s Public Reference Facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that, like us, file information electronically with the SEC.

VALIDITY OF COMMON STOCK

Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.

EXPERTS

The consolidated financial statements of VioQuest Pharmaceuticals, Inc. as of December 31, 2003 and 2004, and for the years then ended, included in this prospectus, have been included herein in reliance on the report of J.H. Cohn LLP, independent registered public accountants, given on the authority of that firm as experts in accounting and auditing.

The financial statements of Greenwich Therapeutics, Inc. as of December 31, 2004, and for the period from October 28, 2004 (Inception) to December 31, 2004, included in this prospectus, have been included herein in reliance on the report of J.H. Cohn LLP, independent registered public accountants, given on the authority of that firm as experts in accounting and auditing.

CHANGES IN CERTIFYING ACCOUNTANT

Change from Weinberg & Company, P.A. to J.H. Cohn LLP

On December 9, 2003, we dismissed Weinberg & Company, P.A. as our independent public accountants. Our Audit Committee participated in and approved the decision to change independent public accountants. The report of Weinberg & Company, P.A on our financial statements for the most recent fiscal year contained no adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principle. In connection with its audit for the most recent fiscal year and through December 9, 2003, there had been no disagreements with Weinberg & Company, P.A on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Weinberg & Company, P.A would have caused them to make reference thereto in its report on the financial statements for such years. During the most recent fiscal year and through December 9, 2003, none of the events specified in Item 304(a)(iv)(B) of Regulation S-B have occurred. Weinberg & Company, P.A furnished us with a letter addressed to the SEC stating that it agrees with the above statements. A copy of such letter, dated December 30, 2003, was attached as Exhibit 16.1 to our Current Report on Form 8-K/A filed with the Commission on January 5, 2004.

On December 12, 2003, we retained J.H. Cohn LLP to be our principal independent registered public accountants. During the two most recent fiscal years and through December 12, 2003, we had not consulted with J.H. Cohn LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and either a written report was provided to us or oral advice was provided that J.H. Cohn LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement and required to be reported under Item 304(a)(1)(iv) of Regulation S-B and the related instructions thereto.

Index to Financial Statements

Page
Unaudited Interim Condensed Consolidated Financial Statements of VioQuest Pharmaceuticals, Inc. and Subsidiaries:
Condensed Consolidated Balance Sheets as of September 30, 2005 (unaudited) and December 31, 2004	F-3
Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2005 and 2004 (unaudited)	F-4
Condensed Consolidated Statement of Changes in Stockholders’ Equity for the Nine Months Ended September 30, 2005	F-5
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2005 and 2004 (unaudited)	F-6
Notes to Condensed Consolidated Financial Statements	F-7
Audited Consolidated Financial Statements of VioQuest Pharmaceuticals, Inc. and Subsidiaries:
Report of J.H. Cohn LLP	F-14
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-15
Consolidated Statements of Operations for the Years Ended December 31, 2004 and 2003	F-16
Consolidated Statements of Changes in Stockholders’ Equity (Deficiency) for the Years Ended December 31, 2004 and 2003	F-17
Consolidated Statements of Cash Flows for the Years Ended December 31, 2004 and 2003	F-18
Notes to Consolidated Financial Statements	F-19
Financial Statements of Greenwich Therapeutics, Inc.:
Report of J.H. Cohn LLP	F-29
Balance Sheets as of September 30, 2005 (unaudited) and December 31, 2004	F-30
Statements of Operations for the Nine Months Ended September 30, 2005 (unaudited), Period from October 28, 2004 (Inception) to December 31, 2004 and Period from October 28, 2004 (Inception) to September 30, 2005 (unaudited)

F-31
Statements of Changes in Stockholders’ Deficiency for the Nine Months Ended September 30, 2005 (unaudited), Period from October 28, 2004 (Inception) to December 31, 2004 and Period from October 28, 2004 (Inception) to September 30, 2005 (unaudited)

F-32
Statements of Cash Flows for the Nine Months Ended September 30, 2005 (unaudited), Period from October 28, 2004 (Inception) to December 31, 2004 and Period from October 28, 2004 (Inception) to September 30, 2005 (unaudited)

F-33
Notes to Financial Statements	F-34

Unaudited Pro Forma Condensed Combined Financial Statements Reflecting VioQuest Pharmaceuticals, Inc.’s Acquisition of Greenwich Therapeutics, Inc.:
Introduction to the Unaudited Pro Forma Condensed Combined Financial Statements	F-37
Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2005	F-38

Unaudited Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended September 30, 2005	F-39

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2004	F-40

Notes to Unaudited Pro Forma Condensed Combined Financial Statements	F-41

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2005 (UNAUDITED) AND DECEMBER 31, 2004

	September 30, 2005 (Unaudited)	December 31, 2004 (Note 1A)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$261,782	$3,065,547
Accounts receivable, net of allowance for doubtful accounts of $10,000 at September 30, 2005 and $0 at December 31, 2004	122,392	318,585
Inventories	635,515	360,147
Prepaid expenses	57,457	64,377
Total Current Assets	1,077,146	3,808,656
PROPERTY AND EQUIPMENT, NET	834,173	493,632
SECURITY DEPOSITS	60,990	31,000
INTELLECTUAL PROPERTY RIGHTS, NET	585,610	543,453
OTHER ASSETS	55,335	—
TOTAL ASSETS	$2,613,254	$4,876,741
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$1,751,446	$303,392
Accrued expenses	419,995	219,715
Deferred revenue	173,000	563,842
TOTAL LIABILITIES	2,344,441	1,086,949
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
Common stock, $.01 par value, 50,000,000 shares authorized, 17,827,924 shares issued and outstanding at September 30, 2005 and December 31, 2004	178,279	178,279
Additional paid-in capital	11,398,431	11,046,276
Common stock to be issued for services, 200,000 restricted shares	190,000	—
Accumulated deficit	(11,497,897)	(7,434,763)
Total Stockholders' Equity	268,813	3,789,792
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,613,254	$4,876,741

See accompanying notes to condensed consolidated financial statements.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(UNAUDITED)

	For the Nine Months Ended September 30, 2005	For the Nine Months Ended September 30, 2004

REVENUE	$2,636,124	$1,102,388

COST OF GOODS SOLD (Excluding Depreciation and Amortization)	1,678,928	569,598

GROSS PROFIT	957,196	532,790

OPERATING EXPENSES
Management and consulting fees	707,423	363,848
Research and development	1,196,846	1,205,802
Selling, general and administrative	2,958,399	1,677,610
Depreciation and amortization	171,865	126,227
Total Operating Expenses	5,034,533	3,373,487

LOSS FROM OPERATIONS	(4,077,337)	(2,840,697)

INTEREST INCOME, NET	14,203	27,053

NET LOSS	$(4,063,134)	$(2,813,644)

NET LOSS PER COMMON SHARE - BASIC AND DILUTED	$(.23)	$(.17)

WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC AND DILUTED	17,852,100	16,841,403

See accompanying notes to condensed consolidated financial statements.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
(UNAUDITED)

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Common Stock To Be Issued	Accumulated Deficit	Total Stockholders’ Equity
Balance, January 1, 2005 (Note 1A)	17,827,924	$178,279	$11,046,276	—	$(7,434,763)	$3,789,792
Common stock to be issued	—	—	—	$190,000	—	190,000
Impact of variable accounting	—	—	352,155	—	—	352,155
Net loss	—	—	—	—	(4,063,134)	(4,063,134)
Balance, September 30, 2005	17,827,924	$178,279	$11,398,431	$190,000	$(11,497,897)	$268,813

See accompanying notes to condensed consolidated financial statements.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(UNAUDITED)

	For the Nine Months Ended September 30, 2005	For the Nine Months Ended September 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,063,134)	$(2,813,644)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	171,865	126,227
Impact of variable accounting	352,155	224,144
Common stock to be issued for services	190,000	—
Changes in operating assets and liabilities:
Accounts receivable	196,193	(237,173)
Inventories	(275,368)	(67,674)
Prepaid expenses and other assets	(48,415)	(24,549)
Security deposits	(29,990)	(37,700)
Accounts payable	1,448,054	185,697
Accrued expenses	200,280	(175,076)
Deferred revenue	(390,842)	(162,306)
Net Cash Used In Operating Activities	(2,249,202)	(2,982,054)
CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for purchased equipment	(510,370)	(211,762)
Payments for intellectual property	(44,193)	(147,383)
Net Cash Used In Investing Activities	(554,563)	(359,145)
CASH FLOWS FROM FINANCING ACTIVITIES:
Private placement of common stock	—	6,741,632
Net Cash Provided By Financing Activities	—	6,741,632
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,803,765)	3,400,433
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	3,065,547	659,117
CASH AND CASH EQUIVALENTS - END OF PERIOD	$261,782	$4,059,550
Supplemental Schedule of Non-Cash Investing and Financing Activities:
Reclassification of deferred financing costs to additional paid-in capital in connection with the private placement	$—	$50,000

See accompanying notes to condensed consolidated financial statements.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND LIQUIDITY

(A) Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. The accompanying condensed consolidated financial statements reflect the reclassification of deferred compensation that had been previously reflected as a reduction of stockholders’ equity in the condensed consolidated balance sheet to additional paid-in capital and certain other reclassifications to conform to the 2005 presentations. Accordingly, the financial statements do not include all information and footnotes required by accounting principles generally accepted in the United States of America for complete annual financial statements. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation. Interim operating results are not necessarily indicative of results that may be expected for the year ending December 31, 2005 or for any subsequent period. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included elsewhere in this registration statement. The accompanying condensed consolidated balance sheet as of December 31, 2004 has been derived from the audited balance sheet as of that date included elsewhere in this registration statement. As used herein, the terms the “Company” or “VioQuest” refer to VioQuest Pharmaceuticals, Inc. (formerly Chiral Quest, Inc.) together with its subsidiaries.

(B) Nature of Operations and Liquidity

Since its inception in October 2000, VioQuest has provided pharmaceutical and fine chemical companies in all stages of the product lifecycles with innovative chiral products and services. Since August 2004, the Company has provided such products and services through its wholly-owned subsidiary, Chiral Quest, Inc. (“Chiral Quest”). Chiral Quest develops chemical catalysts used in the synthesis of desired isomers of chiral molecules using asymmetrical catalysis technology (the “Technology”) owned by the Pennsylvania State University Research Foundation (“PSRF”), the technology arm of The Pennsylvania State University (“Penn State”). Chiral Quest has a worldwide, exclusive license from PSRF for the inventions covered by the license. The original license agreement was entered into on November 8, 2000.

In August 2004, the Company formed VioQuest Drug Development, Inc., a wholly-owned subsidiary, which focuses on acquiring and bringing to market therapies for oncology, metabolic and inflammatory diseases and disorders that are current unmet medical needs. As of September 30, 2005, VioQuest Drug Development, Inc. had not yet acquired any product candidates (see Note 5), has not realized any revenue and has not incurred any material expenses.

Through September 30, 2005, the Company has generated sales revenue but not any net profits. Management believes that the Company’s research and development (“R&D”) and manufacturing capacity will need to continue to grow through the commercialization of our ligands and catalysts, and the development of our next generation of technological products of building blocks, in order for the Company to be able to obtain significant licensing and manufacturing agreements with large fine chemical and pharmaceutical companies. Management believes that the Company’s manufacturing capacity will be enhanced with its expanded office and laboratory space located in Monmouth Junction, New Jersey, in addition to the leased space located in Jiashan, China.

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Since inception, the Company has incurred an accumulated deficit of $11,497,897 through September 30, 2005. For the three and nine months ended September 30, 2005, the Company had net losses of $1,617,661 and $4,063,134, respectively. As of September 30 2005, the Company had a working capital deficiency of $1,267,295 and cash and cash equivalents of $261,782.

Management expects the Company’s losses to increase over the next several years, primarily due to the costs related to the development and commercialization of our two recently-acquired anti-cancer therapeutic compounds, in addition to the expansion of our research and development programs, the hiring of additional chemists, and the expansion of our manufacturing capabilities. There can be no assurance that the Company will ever be able to operate profitably.

On October 18, 2005, the Company sold 11,179,975 shares (the “Shares”) of its common stock at a price of $0.75 per share resulting in gross proceeds of approximately $8.38 million. In addition to the shares of common stock, the investors also received 5-year warrants (the “Warrants”) to purchase an aggregate of 4,471,975 shares at an exercise price of $1.00 per share.

In connection with the private placement, the Company paid an aggregate of approximately $587,000 in commissions to Paramount BioCapital, Inc., a related party, which served as the placement agent in connection with the offering, together with an accountable expense allowance of $50,000, and issued 5-year warrants to purchase an aggregate of 1,117,997 shares of common stock at a price of $1.00 per share. Net proceeds to the Company after deducting placement agent fees and other expenses relating to the private placement, were approximately $7.8 million. The Company believes that the net proceeds received of approximately $7.8 million will provide adequate capital at least through September 30, 2006, to fund the Company’s general operations, drug development activities, and the necessary funds required for the further development of the Chiral Quest operation.

The Company’s net cash used in operating activities for the nine months ended September 30, 2005 was $2,249,202. The Company’s net cash used in operating activities primarily resulted from a net loss of $4,063,134. Inventories increased as a result of the Company purchasing raw materials to be used in the production of its commercialized proprietary products of ligands and catalysts. A decrease in deferred revenue of $390,842 was attributed to the Company receiving cash collections in advance to shipments which occurred during 2005. A decrease in accounts receivable of $196,193 was a result of cash collections from prior period revenues, an increase in accounts payable of $1,448,054 was attributed to purchases for inventory, recruiting and operational expenditures, and an increase in accrued expenses of $200,280 attributed to the Company reserving for future expenditures of its bonus and vacation agreements with employees. The Company’s net cash used in operating activities was offset by the following non-cash items: depreciation and amortization totaling $171,865, which was attributed to the purchases of equipment and leasehold improvements in our laboratories located in Monmouth Junction, New Jersey and Jiashan, China, $352,155 for options issued to consultants accounted for under variable accounting, and a one time, non-cash charge to consultant’s expense during the third quarter of 2005, for $190,000 related to the issuing of restricted shares of the Company’s common stock awarded to a consultant.

The Company’s net cash used in investing activities for the nine months ended September 30, 2005 totaled $554,563, which resulted from capital expenditures of $510,370 related to the Chiral Quest, Jiashan, China laboratory expansion, and purchases of laboratory, computer and office equipment related to the New Jersey facility. Additionally, payments for intellectual property totaled $44,193.

The Company’s capital requirements will depend on numerous factors, including: acquiring, developing and commercializing therapies for oncology, metabolic and inflammatory diseases and disorders, competing technological and market developments, changes in our existing collaborative relationships, the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights and the outcome if any potentially related litigation or other dispute, the purchase of additional capital equipment, acquisition of technologies, the establishment and funding of Chiral Quest’s, Jiashan, China facility, and the development and regulatory approval progress of its customers’ product candidates into which the Company’s technology will be incorporated, in addition to the costs associated with the drug development process related to acquiring, developing and commercializing a drug candidate.

Additional capital that may be needed by the Company in the future may not be available on reasonable terms, or at all (see Note 6). If adequate financing is not available, the Company may be required to terminate or significantly curtail its operations, or enter into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, or potential markets that the Company would not otherwise relinquish.

The Company’s ability to achieve profitability depends upon, among other things, its ability to discover and develop products (specifically new “ligands”), and to develop its products on a commercial scale through a cost effective and efficient process. To the extent that the Company is unable to produce, directly or indirectly, ligands in quantities required for commercial use, it will not realize any significant revenues from its technology. Moreover, there can be no assurance that it will ever achieve significant revenues or profitable operations from the sale of any of its products or technologies.

(C) Stock-Based Compensation

The Company accounts for its employee and director stock option plans using the intrinsic value method in accordance with APB Opinion No. 25, “Accounting For Stock Issued To Employees, ” and related interpretations.

The Company measures compensation expense for employee and director stock options as the aggregate difference between the market value of its common stock and exercise prices of the options on the date that both the number of shares the grantee is entitled to receive and the exercise prices are known. For pro forma disclosure purposes, the Company values option issuances using the Black-Scholes option pricing model and amortizes the value over the vesting period.

If the Company had elected to recognize compensation cost for all outstanding options granted by the Company to employees by applying the fair value recognition provisions of SFAS No. 123 “Accounting for Stock Based Compensation, (“SFAS 123”)”to employee stock options, net loss and net loss per share for the nine months ended September 30, 2005 and 2004 would have been increased to the pro forma amounts indicated below:

	For the Nine Months Ended September 30, 2005	For the Nine Months Ended September 30, 2004
Net loss as reported	$(4,063,134)	$(2,813,644)

Total stock-based employee compensation expenses using the fair value based method for all awards, net of related tax effects	(385,804)	(83,938)

Net loss, pro forma	$(4,448,938)	$(2,897,582)

Basic and diluted net loss per common share:
As reported	$(.23)	$(.17)
Pro forma	$(.25)	$(.17)

Black-Scholes option pricing assumptions
Risk-free interest rate	4.1%-4.4%	3.6%-4.5%
Volatility	108%-157%	39%-127%
Lives in years	10	10
Dividend yield	0%	0%

As a result of amendments to SFAS 123, the Company will be required to expense the fair value of employee stock options beginning with the first quarter of 2006.

In addition, options are issued to non-employees such as consultants, scientific advisory board members and directors. Any options issued to non-employees are recorded in the consolidated financial statements as deferred expenses in the stockholders’ equity section using the fair value method and then amortized to expense over the applicable service periods.

(D) Loss Per Share

Basic net loss per share is calculated by dividing net loss by the weighted-average number of shares outstanding for each period presented. Diluted net loss per share is the same as basic net loss per share, since potentially dilutive shares from the assumed exercise of stock options and stock warrants would have had an antidilutive effect because the Company incurred a net loss during each period presented. The number of potentially dilutive shares excluded from the calculation was 6,478,405 at September 30, 2005. There were 5,065,009 potentially dilutive securities at September 30, 2004.

NOTE 2   INVENTORIES

The principal components of inventory are as follows:

	September 30, 2005 (Unaudited)	December 31, 2004
Raw material compounds	$508,957	$308,456
Work in process	122,558	47,691
Finished goods	4,000	4,000
Total Inventory	$635,515	$360,147

NOTE 3   STOCKHOLDERS’ EQUITY

On February 25, 2004, the Company completed the sale of its securities in a private placement to accredited investors for gross proceeds of approximately $7.2 million. Investors in the private placement purchased an aggregate of approximately 4.8 million shares of the Company’s common stock at a price per share of $1.50. Additionally, investors received one 5-year warrant to purchase one share of common stock at $1.65 per share for every two common shares purchased in the offering (a total of 2.4 million warrants). ThinkEquity Partners LLC, Paramount BioCapital, Inc. and Casimir Capital L.P. acted as the placement agents for this offering and received fees of approximately $500,000 of which Paramount BioCapital, Inc., a related party, received $300,000. Net proceeds to the Company, after deducting placement agent fees and other expenses relating to the private placement, were approximately $6.7 million.

The table below illustrates the number of stock options issued to: employees, scientific advisory board members, members of the board of directors and consultants which were issued for services provided:

For the Nine Months Ended September 30, 2005
Balance, January 1, 2005	2,244,877
Granted	1,341,646
Exercised	0
Expired	0
Terminated	(4,000)
Balance, September 30, 2005	3,582,523

NOTE 4 COMMITMENTS

On June 30, 2005, the Company entered into a lease agreement for office space, in Basking Ridge, New Jersey, for a period of 39 months, at a monthly base rent of $4,227. As of September 30, 2005, the Company’s lease obligation through September 30, 2008 is approximately $152,000.

NOTE 5 AGREEMENT AND PLAN OF MERGER

The Company entered into an Agreement and Plan of Merger dated July 1, 2005, as amended August 19, 2005 (the “Merger Agreement”), with Greenwich Therapeutics (“Greenwich”), Inc. and VQ Acquisition Corp., a wholly-owned subsidiary of the Company. The Merger Agreement provided that VQ Acquisition would merge with and into Greenwich, with Greenwich remaining as the surviving corporation and a wholly-owned subsidiary of the Company (the “Merger”). Greenwich is a privately-held biotechnology company with the rights to develop and commercialize two novel compounds for use as cancer therapeutics - VQD-001, sodium stibogluconate (“SSG”) and VQD-002, triciribine (“TCN”). The Merger was completed on October 18, 2005. See Note 6 below.

NOTE 6 SUBSEQUENT EVENTS

(A) Special Shareholder Meeting; Reincorporation

At a Special Meeting of Shareholders held on October 6, 2005, the Company’s shareholders considered and approved proposals to reincorporate the Company under the laws of the State of Delaware and increase the number of shares of capital stock that the Company is authorized to issue to 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. The reincorporation was completed on October 17, 2005 pursuant to a merger of the Company (as a Minnesota corporation) with and into VioQuest Delaware, Inc., a Delaware corporation and wholly-owned subsidiary of the Company. In connection with this merger, each issued and outstanding share of the Company’s common stock, par value $.01 per share, converted into one share of common stock, par value $.001 per share, of VioQuest Delaware. In addition, upon completion of the reincorporation merger, VioQuest Delaware changed its name to VioQuest Pharmaceuticals, Inc. The reincorporation of the Company under Delaware law was a condition to completing the Merger with Greenwich.

(B) Completion of Merger

On October 18, 2005, the Company completed the Merger with Greenwich in accordance with the terms of the Merger Agreement. In exchange for their shares of Greenwich common stock and pursuant to the Merger Agreement, the stockholders of Greenwich were issued an aggregate of 17,128,790 shares of the Company’s common stock and five-year warrants to purchase an additional 4,000,000 shares of the Company’s common stock at an exercise price of $1.41 per share. As provided by the Merger Agreement and in accordance with the terms of an Escrow Agreement among the Company, Greenwich and a representative of the Greenwich stockholders, one-half of the shares and warrants issued to Greenwich’s stockholders were placed in escrow at the closing of the Merger and will be released incrementally upon the achievement of certain milestones relating to the clinical development of the two product candidates acquired from Greenwich, as follows:

(i)
35% of the escrowed securities shall be released upon the conclusion of a Phase I clinical trial pursuant to an investigational new drug application (“IND”) accepted by the U.S. Food and Drug Administration (“FDA”) for SSG;

(ii)
15% of the escrowed securities shall be released immediately upon conclusion of a Phase II clinical trial for SSG under a VioQuest-sponsored IND; provided that a majority of the members of VioQuest’s then existing medical advisory board conclude that such trial yielded results which, in the opinion of such advisory board, warrant initiation of Phase III trial(s) (provided that this milestone shall be deemed to have been satisfied in the event a new drug application, or NDA, relating to SSG has been accepted for review by the FDA prior to any determination by the medical advisory board to initiate a Phase III trial);

(iii)	35% of such escrowed securities shall be released immediately upon the conclusion of a Phase I clinical trial pursuant to a VioQuest-sponsored IND application accepted by the FDA for TCN; and

(iv)
15% of such escrowed securities shall be released immediately upon conclusion of a Phase II clinical trial for TCN under a VioQuest-sponsored IND; provided that a majority of the members of VioQuest’s then existing medical advisory board conclude that such trial yielded results which, in the opinion of such advisory board, warrant initiation of Phase III trial(s) (provided that this milestone shall be deemed to have been satisfied in the event an NDA relating to TCN has been accepted for review by the FDA prior to any determination by the medical advisory board to initiate a Phase III trial.

In the event the escrowed securities relating to the milestones described above have not been released to the Greenwich stockholders by June 30, 2008, any escrowed securities still remaining in the escrow shall be released and delivered to VioQuest for cancellation, and the Greenwich stockholders will have no further right, title or interest to such escrowed securities.

Additionally, as contemplated by the Merger Agreement, on October 18, 2005, the Company assumed outstanding indebtedness of Greenwich of approximately $822,000, all of which is payable to Paramount BioCapital Investments, Inc. (“PBI”) pursuant to a promissory note dated October 28, 2004 as amended (the “Note”).

At the closing of the Merger, the Note was amended to provide that one-third would be converted into securities of the Company on the same terms as the Company’s October 2005 private placement (see Note 6(C)), one-third of the outstanding indebtedness under the Note would be repaid upon the completion by the Company of a financing resulting in gross proceeds of at least $5 million, and the final one-third would be payable upon completion by the Company of one or more financings resulting in aggregate gross proceeds of at least $10 million (inclusive of the amounts raised in a previous $5 million financing ). Accordingly, on October 18, 2005, upon completion of the private placement discussed in note 6(C) below, the Company satisfied two-thirds of the total indebtedness outstanding under the Note by making a cash payment of $294,623 and by issuing to PBI 392,830 shares of the Company’s common stock. In the event that VioQuest does not complete the financing(s) resulting in aggregate gross proceeds of at least $10 million, or prior to the notes’ maturity date, whichever occurs first, then VioQuest will be required to satisfy the final one-third in October 2006.

Dr. Lindsay A. Rosenwald and certain trusts established for the benefit of Dr. Rosenwald and his family collectively held approximately 48% of Greenwich’s capital stock prior to completion of the Merger. Together, Dr. Rosenwald and such trusts also owned approximately 16% of the Company’s common stock prior to the completion of the Merger. In addition to Dr. Rosenwald’s relationship with Greenwich, two directors of the Company, Stephen C. Rocamboli and Michael Weiser, M.D., Ph.D., owned approximately 3.6% and 7%, respectively, of Greenwich’s outstanding common stock. Mr. Rocamboli and Dr. Weiser are also employees of Paramount BioCapital, Inc. of which Dr. Rosenwald is the chairman and sole stockholder.

The acquisition of Greenwich on October 18, 2005 will be accounted for by the Company under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141 “Business Combinations” in the fourth quarter of 2005. Under the purchase method, assets acquired and liabilities assumed by the Company are recorded at their estimated fair values at the date of acquisition and the results of operations of the acquired company are consolidated with those of the Company from the date of acquisition.

The preliminary estimated purchase price, which the Company is in the process of finalizing, will likely be charged to in-process research and development and is summarized as follows ($000’s):

Common stock issued, excluding contingent shares*	$5,995
Liabilities assumed	822
Estimated transaction costs	150
Total estimated purchase price	$6,967

* The preliminary estimated purchase price does not include any of the achievement-based milestone payments described above.

The following unaudited pro forma financial information presents the condensed consolidated results of operations of the Company and Greenwich for the nine months ended September 30, 2005 and 2004 assuming the acquisition had been consummated at the beginning of each period. The pro forma information does not necessarily reflect the results of operations that would have occurred had the entities been a single company during the period ($000's, except per share information).

	Nine months ended September 30,
	2005	2004
Net Loss	$(4,788)	$(2,814)

Weighted average number of common shares outstanding	35,637	16,841

Loss per common share - basic and fully diluted	$(0.13)	$(0.17)

(C) Private Placement

On October 18, 2005, the Company sold 11,179,975 Shares of its common stock at a price of $0.75 per share resulting in gross proceeds of approximately $8.4 million. In addition to the shares of common stock, the investors also received 5-year Warrants to purchase an aggregate of 4,471,975 shares at an exercise price of $1.00 per share. In connection with the private placement, the Company paid an aggregate of approximately $587,000 in commissions to Paramount BioCapital, Inc., a related party, which served as the placement agent in connection with the offering, together with an accountable expense allowance of $50,000, and issued 5-year warrants to purchase an aggregate of 1,117,997 shares of common stock at a price of $1.00 per share. Net proceeds to the Company after deducting placement agent fees and other expenses relating to the private placement, were approximately $7.8 million.

(D) Stock Option Plan

On November 8, 2005 the Company amended its 2003 Stock Option Plan to increase the number of shares of common stock available for issuance thereunder from 2,500,000 to 6,500,000 as approved by the Board of Directors on August 29, 2005.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

VioQuest Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of VioQuest Pharmaceuticals, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity (deficiency) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VioQuest Pharmaceuticals, Inc. and Subsidiaries as of December 31, 2004 and 2003, and their results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company incurred a net loss of $4,023,558 and used $3,786,173 of cash in operating activities during the year ended December 31, 2004 and, as of that date, it had an accumulated deficit of $7,434,763. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/J.H. Cohn LLP

Roseland, New Jersey

February 19, 2005

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,065,547	$659,117
Accounts receivable, net of allowance for doubtful accounts of $0 and $11,490 at December 31, 2004 and 2003 respectively	318,585	51,705
Inventory	360,147	76,892
Other current assets	64,377	50,052
Total Current Assets	3,808,656	837,766
PROPERTY AND EQUIPMENT, NET	493,632	254,649
SECURITY DEPOSITS	31,000	31,000
DEFERRED FINANCING COSTS	-	50,000
INTELLECTUAL PROPERTY RIGHTS, NET	543,453	412,442
TOTAL ASSETS	$4,876,741	$1,585,857
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$303,392	$273,414
Accrued expenses	219,715	226,200
Due to related party	-	1,201
Deferred revenue, current portion	563,842	220,592
Total Current Liabilities	1,086,949	721,407
LONG-TERM LIABILITIES
Deferred revenue, long-term portion	-	39,116
TOTAL LIABILITIES	1,086,949	760,523
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
Common stock, $.01 par value, 50,000,000 shares authorized, 17,827,924 shares issued and outstanding at December 31, 2004, and 13,001,018 shares issued and outstanding at December 31, 2003	178,279	130,010
Additional paid-in capital	11,508,715	4,865,353
Deferred consulting expenses	(462,439)	(758,824)
Accumulated consulting deficit	(7,434,763)	(3,411,205)
Total Stockholders' Equity	3,789,792	825,334
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,876,741	$1,585,857

See accompanying notes to consolidated financial statements.

VIOQUEST PHARAMCEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUE	$1,485,148	$669,036
COST OF GOODS SOLD (Excluding Depreciation)	837,653	196,045
GROSS PROFIT	647,495	472,991
OPERATING EXPENSES
Management and consulting expenses	626,709	361,622
Research and development	1,526,561	639,426
Selling, general and administrative	2,377,021	1,415,182

Depreciation and amortization	179,034	86,325
Total Operating Expenses	4,709,325	2,502,555
LOSS FROM OPERATIONS	(4,061,830)	(2,029,564)
INTEREST EXPENSE	-	(2,809)
INTEREST INCOME	38,272	13,973
NET LOSS	$(4,023,558)	$(2,018,400)
NET LOSS PER COMMON SHARE - BASIC AND DILUTED	$(.24)	$(.16)
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC AND DILUTED	17,100,582	12,476,789

See accompanying notes to consolidated financial statements.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003

	Equity Units			Common Stock
	Units	Amount	Additional Members' Equity	Shares	Amount	Additional Paid-In Capital	Deferred Consulting Expenses	Accumulated Deficit	Total Equity (Deficiency)
Balance, January 1, 2003	11,500,000	$1,213,000	$135,050	-	$-	$-	$(356,400)	$(1,392,805)	$(401,155)
Conversion of Chiral Quest LLC member units to common stock at 2/18/03 at a rate of .752374 share per unit (See Note 1 (B))	(11,500,000)	(1,213,000)	(135,050)	8,652,298	86,523	1,261,527			-
Recapitalization of the Company (See Note 1(B))				4,348,720	43,487	2,964,211			3,007,698
Options issued for services and rent						639,615	(639,615)		-
Amortization of deferred consulting expenses							237,191		237,191
Net loss								(2,018,400)	(2,018,400)
Balance, December 31, 2003	-	-	-	13,001,018	130,010	4,865,353	(758,824)	(3,411,205)	825,334
February 25, 2004 Private Placement, net of costs				4,826,906	48,269	6,643,362			6,691,631
Amortization of deferred consulting expenses							296,385		296,385
Net loss								(4,023,558)	(4,023,558)
Balance, December 31, 2004	-	-	-	17,827,924	$178,279	$11,508,715	$(462,439)	$(7,434,763)	$3,789,792

See accompanying notes to consolidated financial statements.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,023,558)	$(2,018,400)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	179,034	86,325
Amortization of deferred consulting expenses	296,385	237,191
Changes in operating assets and liabilities:
Increase in accounts receivable	(266,880)	(39,249)
Increase in inventory	(283,255)	(48,470)
Increase in other current assets	(14,325)	(50,052)
Increase in security deposits	-	(31,000)
Increase in accounts payable	29,978	161,582
Increase (decrease) in accrued expenses and due to related party	(7,686)	112,481
Increase (decrease) in deferred revenue	304,134	(47,342)
Net Cash Used In Operating Activities	(3,786,173)	(1,636,934)
CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for purchased property and equipment	(356,548)	(237,222)
Payments for intellectual property rights	(192,481)	(130,865)
Net Cash Used In Investing Activities	(549,029)	(368,087)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable	-	40,000
Payment of note payable	-	(376,625)
Cash received in merger and recapitalization	-	3,017,243
Cash received in private placement of common stock	6,741,632	-
Payments for deferred financing costs	-	(50,000)
Net Cash Provided By Financing Activities	6,741,632	2,630,618
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,406,430	625,597
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	659,117	33,520
CASH AND CASH EQUIVALENTS - END OF YEAR	$3,065,547	$659,117
Supplemental Schedule of Non-Cash Investing and Financing Activities:
Reclassification of deferred financing costs to additional paid-in capital in connection with private placement	$50,000	$-

See accompanying notes to consolidated financial statements.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE 1     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS

(A) Nature of Operations and Liquidity

Since its inception in October 2000, VioQuest Pharmaceuticals, Inc. (formerly Chiral Quest, Inc.) has provided pharmaceutical and fine chemical companies in all stages of the product lifecycles with innovative chiral products and services (as used herein, the “Company” refers to VioQuest Pharmaceuticals, Inc. or VioQuest Pharmaceuticals, Inc. together with its subsidiaries). Since August 2004, the Company has provided such products and services through its wholly-owned subsidiary, Chiral Quest, Inc. Chiral Quest, Inc. develops chemical catalysts used in the synthesis of desired isomers of chiral molecules using asymmetrical catalysis technology (the “Technology”) owned by the Pennsylvania State University Research Foundation (“PSRF”), the technology arm of The Pennsylvania State University (“Penn State”). Chiral Quest, Inc. has a worldwide, exclusive license from PSRF for the inventions covered by the license. The original license agreement was entered into on November 8, 2000 (See Note 5).

In August 2004, the Company formed VioQuest Drug Development, Inc., a wholly-owned subsidiary, which will focus on acquiring and bringing to market therapies for oncology, metabolic and inflammatory diseases and disorders that are current unmet medical needs. To date, VioQuest Drug Development, Inc. has not yet acquired any product candidates, has not realized any revenue and has not incurred any expenses.

From the Company’s inception through December 31, 2004, it has generated sales revenue but not any net profits. Management believes that the Company’s research and development (“R&D”) and manufacturing capacity will need to grow in order for the Company to be able to obtain significant licensing and manufacturing agreements with large fine chemical and pharmaceutical companies. Management believes that the Company’s manufacturing capacity will be enhanced with its expanded office and laboratory space located in Monmouth Junction, New Jersey that was leased in May 2003, in addition to the leased space located in Jiashan, China.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Since inception the Company has incurred a cumulative deficit of $7,434,763 through December 31, 2004. For the year ended December 31, 2004 the Company had a net loss of $4,023,558. These matters raise doubt about its ability to continue as a going concern. Management expects the Company’s losses to increase over the next several years, primarily due to expansion of its research and development programs, the hiring of additional chemists, the expansion of its manufacturing capabilities, and the costs related to acquiring a drug candidate. There can be no assurance that the Company will ever be able to operate profitably.

As of December 31, 2004, the Company had working capital of $2,721,707 and cash and cash equivalents of $3,065,547. Unless the Company is able to significantly increase its revenues, it will most likely require additional financing by the end of the second quarter of 2005 in order to continue operations. The most likely sources of financing include private placements of the Company’s equity or debt securities or bridge loans to the Company from third party lenders.

The Company’s net cash used in operating activities for the year ended 2004 was $3,786,173. The Company’s net loss of $4,023,558 was offset by amortization of deferred expenses of $296,385, deferred revenue of $304,134, and depreciation and amortization of $179,034. Operating activities also included increases in accounts receivable of $266,880 and inventory of $283,255.

The Company’s net cash used in investing activities for the year ended 2004 was $549,029. Investing activities expenditures consisted of purchases of property and equipment of $356,548 which was attributed to the laboratory expansions during the second and third quarters of 2004 and payments for increased patent filings of intellectual property rights of $192,481.

The Company’s net cash provided by financing activities for the year ended 2004 was $6,741,632. Financing activities consisted of cash received as a result of the private placement of the Company’s common stock in February 2004.

The Company’s capital requirements will depend on numerous factors, including: competing technological and market developments, changes in our existing collaborative relationships, the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights and the outcome if any potentially related litigation or other dispute, the purchase of additional capital equipment, acquisition of technologies, the establishment and funding of the Chiral Quest, Jiashan, China facility, and the development and regulatory approval progress of its customers’ product candidates into which the Company’s technology will be incorporated, in addition to the costs associated with the drug development process related to acquiring a drug candidate.

Additional capital that may be needed by the Company in the future may not be available on reasonable terms, or at all. If adequate financing is not available, the Company may be required to terminate or significantly curtail its operations, or enter into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, or potential markets that the Company would not otherwise relinquish.

The Company’s ability to achieve profitability depends upon, among other things, its ability to discover and develop products (specifically new “ligands”), and to develop its products on a commercial scale through a cost effective and efficient process. To the extent that the Company is unable to produce, directly or indirectly, ligands in quantities required for commercial use, it will not realize any significant revenues from its technology. Moreover, there can be no assurance that it will ever achieve significant revenues or profitable operations from the sale of any of its products or technologies.

(B) Merger

On February 18, 2003, Chiral Quest, LLC merged (the “Merger”) with and into CQ Acquisition, Inc., a wholly owned subsidiary of Surg II, Inc. (“Surg”), a reporting public corporation with no current operations. Each member equity unit of Chiral Quest, LLC issued and outstanding on February 18, 2003 (“Effective Date”) was automatically converted into 0.752374 shares of Surg common stock. There were 4,348,720 shares of Surg common stock issued and outstanding and options to purchase an additional 682,875 shares immediately prior to the Effective Date. At the Effective Date, Chiral Quest, LLC had 11,500,000 member equity units outstanding. Accordingly, as a result of the Merger, Surg issued 8,652,298 shares of its common stock to the former members of Chiral Quest, LLC. In addition, immediately prior to the Effective Date, there were non-vested contingent options and warrants outstanding to purchase an aggregate of up to 1,210,000 of Chiral Quest LLC’s member equity units, which following the Merger represented the right to purchase an aggregate of up to 910,374 shares of Surg common stock at $1.49 per share. In connection with the Merger, Surg changed its name to Chiral Quest, Inc. In August 2004, Chiral Quest, Inc. changed its name to VioQuest Pharmaceuticals, Inc. and renamed CQ Acquisition, Inc. as Chiral Quest, Inc. Subsequent to the Effective Date, the Company has reported its results of operations on a consolidated basis.

Generally accepted accounting principles in the United States of America require that the company whose equity holders retain a majority interest in a business combination, maintain the majority of board memberships and hold key management positions to be treated as the acquiror for accounting purposes. Since, following upon completion of the Merger, the former members of Chiral Quest, LLC held approximately two-thirds of the outstanding common stock of the Company, designees of Chiral Quest LLC comprised the majority of the Company’s Board of Directors, and the officers of Chiral Quest, LLC immediately prior to the Merger were appointed the officers of the Company, the merger was accounted for as a reverse acquisition with Chiral Quest, LLC as the accounting acquirer (legal acquiree) and Surg II as the accounting acquiree (legal acquirer).

If the Merger between Surg II and Chiral Quest, Inc. had occurred as of January 1, 2003 unuaudited pro forma revenues, net loss and net loss per share would have been as illustrated in the following table for the year ended December 31, 2003:

Pro Forma (Unaudited)
Year Ended
December 31, 2003
REVENUES	$669,036
NET LOSS	$(2,074,531)
BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.16)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING - BASIC AND DILUTED	13,001,018

The above pro forma financial information is not necessarily indicative of what the Company’s results of operations would have been had the Merger occurred on January 1, 2003.

(C) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of VioQuest Pharmaceuticals, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(D) Cash and Cash Equivalents

The Company considers all highly-liquid investments with an original maturity of three months or less when acquired to be cash equivalents.

(E) Fair Value of Financial Instruments

The carrying value of financial instruments including cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the relatively short maturity of these instruments. The carrying value of the note payable approximates fair value based on the incremental borrowing rates currently available to the Company for financing with similar terms and maturities.

(F) Allowance for Doubtful Accounts

The Company establishes an allowance for uncollectible accounts receivable, when appropriate, based on historical collection experience and management’s evaluation of collectibility of outstanding accounts receivable.

(G) Inventory

Inventory consists of raw materials, work in process and finished goods which are stated at the lower of cost (first-in, first-out) or market. Raw materials consist of chemical compounds. Work in process and finished goods, referred to as proprietary ligands, consist of material, direct labor and manufacturing overhead.

(H) Property and Equipment

Property and equipment is recorded at cost and depreciated over the estimated useful lives of the assets, principally using the straight-line method. For tax purposes, accelerated methods are used. The estimated useful lives used for depreciation and amortization were three, five and seven years for leasehold improvements, laboratory/computer equipment and office equipment, respectively (See Note 3).

(I) Intellectual Property Rights

Intellectual property rights are being amortized over the lives of the underlying patents, which generally are 17 years. Amortization expense recorded for the years ended December 31, 2004 and 2003 was $61,471 and $36,792, respectively. Accumulated amortization as of December 31, 2004 and December 31, 2003 was $112,131 and $50,660, respectively. Amortization expense for each of the five years subsequent to the year ended December 31, 2004, is approximately $39,000 per year.

(J) Revenue Recognition

Revenues are comprised principally of four main components: (1) the licensing of PSRF’s Technology, (2) the sale of proprietary ligands, (3) feasibility screening, and (4) custom contract development. Revenues as they relate to the licensing of the Company's rights to PSRF's intellectual property are recognized over the applicable license periods. The Company assumes the financial risks related to these revenues by financing the research and development of PSRF's technology as well as the defense of PSRF's patents. Deferred revenue in the accompanying consolidated balance sheets represents amounts prepaid by customers to the Company for services to be performed and products to be delivered at a subsequent date. These deferred and unearned amounts will be recognized as revenue when earned. Revenues as they relate to the sale of manufactured proprietary ligands are recognized upon the shipment of the ligands to the customer. Revenues as they relate to feasibility screening are recognized upon the completion of project reports and investigational studies. Revenues as they relate to custom contract development are recognized upon the shipment of finished products. However, revenue is not recognized unless collectibility is reasonably assured.

(K) Income Taxes

Under Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” (“SFAS 109”) deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that deferred tax assets will not be realized.

(L) Stock-Based Compensation

The Company accounts for its employee and director stock option plans using the intrinsic value method in accordance with APB Opinion No. 25, “Accounting For Stock Issued To Employees,” and related interpretations. The Company measures compensation expense for employee and director stock options as the aggregate difference, if any, between the market value of its common stock and exercise prices of the options on the date that both the number of shares the grantee is entitled to receive and the exercise prices are known. However, the Company has not recorded any expense for employee options since they were granted at market value. If the Company had elected to recognize compensation cost for all outstanding options granted by the Company to employees by applying the fair value recognition provisions of SFAS 123 “Accounting for Stock Based Compensation” to employee stock options, and amortizing the fair value over the vesting period, net loss and loss per share for the years ended December 31, 2004 and 2003, would have been increased to the pro forma amounts indicated below:

	Year Ended	Year Ended
	December 31, 2004	December 31, 2003
Net loss as reported	$(4,023,558)	$(2,018,400)
Less: Total stock-based employee compensation expense using the fair value based method for all awards, net of related tax effects	(315,003)	(165,272)
Pro forma net loss	$(4,338,561)	$(2,183,672)
Basic and diluted net loss per common share:
As reported	$(0.24)	$(0.16)
Pro forma net loss	$(0.25)	$(0.18)

For pro forma disclosure purposes and for the purpose of valuing options granted to non-employees, the Company has valued the options using the Black-Scholes option pricing model with the following assumptions used in 2004 and 2003:

	December 31, 2004	December 31, 2003
Risk-free interest rate	3%-5%	2.3%-4%
Volatility	39%-98%	64%-127%
Lives in years	10	10
Dividend yield	0%	0%

As a result of amendments to SFAS 123, the Company will be required to expense the fair value of employee stock options beginning with the first quarter of 2006. In addition, options are issued to non-employees such as consultants, scientific advisory board members and directors. Any options issued to non-employees are recorded in the consolidated financial statements in deferred expenses in stockholders’ equity using the fair value method and then amortized to expense over the applicable service periods (See Note 6).

(M) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(N) Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets, where indicators of impairment are present, by reviewing current and projected profitability or undiscounted cash flows of such assets. Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. Intangible assets not subject to amortization are tested for impairment at least annually. For the years ended December 31, 2004 and 2003, the Company determined that an impairment charge on its long-lived assets was not required.

(O) Research and Development Expense

R&D costs are expensed as incurred. These expenses include the cost of the Company's proprietary R&D efforts, as well as costs incurred in connection with the Company's third-party collaboration efforts.

(P) Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations amount to $101,712 and $174,514 for the years ended December 31, 2004 and 2003, respectively.

(Q) Loss Per Share

Basic net loss per share is calculated by dividing net loss by the weighted-average number of shares outstanding for the period. Diluted net loss per share is the same as basic net loss per share, since potentially dilutive securities from the assumed exercise of stock options and stock warrants would have an antidilutive effect because the Company incurred a net loss during each period presented. The amount of potentially dilutive securities including options and warrants in aggregate excluded from the calculation was 5,141,009 at December 31, 2004 and 2,841,607 at December 31, 2003.

NOTE 2     INVENTORY

The principal components of inventory are as follows:

	December 31, 2004	December 31, 2003
Raw material compounds	$308,456	$25,796
Work in process	47,691	42,251
Finished goods	4,000	8,845
Total Inventory	$360,147	$76,892

NOTE 3     PROPERTY AND EQUIPMENT, NET

The cost of the major classes of property and equipment are as follows:

	December 31, 2004	December 31, 2003
Laboratory equipment	$519,231	$272,713
Office equipment	7,849	4,780
Computer equipment	35,241	26,131
Leasehold improvements	145,783	47,932
Property and Equipment	708,104	351,556
Less Accumulated depreciation	214,472	96,907
Property and Equipment, Net	$493,632	$254,649

Depreciation expense for property and equipment for the years ended December 31, 2004 and 2003 was $125,467 and $49,583, respectively.

NOTE 4     INCOME TAXES

There was no income tax expense or benefit for the years ended December 31, 2004 and 2003 because of the nonrecognition of the income tax benefit from the Company’s net operating loss carryforwards.

The significant components of the Company’s net deferred tax assets are summarized as follows:

	Year Ended December 31
	2004	2003
Net operating loss carryforwards	$2,870,000	$1,260,000
Valuation allowance	(2,870,000)	(1,260,000)
Net deferred tax assets	$-	$-

Deferred tax assets of $2,870,000 and $1,260,000 as of December 31, 2004 and 2003, respectively, consist primarily of the potential tax benefit of net operating loss carryforwards of $-7,175,000 and $3,150,000 at December 31, 2004 and 2003, respectively, and have been fully offset by a valuation allowance because it is management’s belief that it is more likely than not that those benefits will not be realized. Accordingly, the Company recognized no tax benefit for its pre-tax loss in 2004 or 2003. The net operating loss carryforwards, if not used, expire through 2024.

Following is a reconciliation of the expected income tax benefit computed at the U.S. Federal statutory rate to the Company's actual income tax benefit:

	December 31, 2004	December 31, 2003
Income tax benefit at statutory rate	(1,368,010)	(686,256)
State income taxes net of Federal tax	(241,413)	(121,104)
Increase in valuation allowance	1,609,423	807,360
	$-	$-

NOTE 5     RIGHTS TO INTELLECTUAL PROPERTY

The Company’s exclusive right to certain PSRF patents are of material importance to the Company's success. These PSRF patents result from inventions by the Company’s Chief Technology Officer (“CTO”), who is also an employee at Pennsylvania State University. The PSRF patents cover chemical formulations, processes for or intermediates useful in the manufacture of products and the uses of products. Protection for PSRF’s individual products extends for varying periods in accordance with the date of grant and the legal life of patents in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of patent and its scope of coverage. The Company is financially responsible for all aspects of these PSRF inventions, including legal and R&D expenses associated with the chemical developments. The Company is no longer obligated to license future inventions of the CTO.

For the years ended December 31, 2004 and 2003, the Company has not recognized any impairment charges to its patents, as management believes that the Company’s patents have useful lives equivalent to their amortization period of seventeen years. The capitalized amounts of intellectual property are comprised of domestic and international patent filing fees, patent enhancement fees, in addition to legal application and prosecution fees associated to the defense of the Company’s patents. The gross patent increase for the year ended 2004 of approximately $195,000 relate to fees charged by our patent attorneys for a combination of domestic and foreign legal patent application filing fees, and prosecution filing fees in the successful defense of our patents.

NOTE 6     STOCKHOLDERS' EQUITY

In connection with the Merger (see Note 1), the Company issued a warrant to purchase 550,000 shares of common stock at an exercise price of $1.25 to an independent consultant for services related to the Merger.

During May 2003, the Company issued options to purchase, at a price of $1.50 per share, an aggregate of 20,000 shares of common stock to the landlord of new office space that the Company is leasing in New Jersey. The option issuance resulted in a charge to deferred expenses in stockholders’ equity of $9,845 for the value of the shares and is being amortized to rent expense over the term of the lease beginning in July 2003.

In June 2003, the Company issued options to purchase an aggregate of 740,052 shares of common stock at exercise prices of $1.49 and $1.50 per share to two consultants (including 650,052 options issued to the CTO) and two members of the Company’s Scientific Advisory Board. The total value of the option issuances of $619,864 was valued using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of approximately 2.4%, volatility of approximately 87%, lives of five years and an assumed dividend yield of 0%. The option issuances were charged to deferred expense in the stockholders’ equity and are being amortized to consulting expense over the applicable service periods.

In October 2003, a consultant for the Company received options to purchase 4,300 shares of common stock at an exercise price of $1.96 per share. These options became fully vested on February 14, 2004. The total value of the option issuance resulted in a charge to deferred expenses in stockholders' equity of $6,263 was valued using the Black-Scholes option pricing model with the following assumptions.

In November 2003, a consultant for the Company received options to purchase 2,500 shares of common stock at an exercise price of $1.96 per share. These options vested in April 2004. The total value of option issuance resulted in a change to deferred expenses in stockholders' equity of $3,643 was valued using the Black-Scholes option pricing model with the following assumptions: a risk-free rate of 3%, volatility of 128%, estimated lives of three years and an assumed dividend yield of 0%.

On February 25, 2004, the Company completed a private placement of its securities to accredited investors that resulted in gross proceeds of approximately $7.2 million. Investors in the private placement purchased an aggregate of approximately 4.8 million shares of the Company’s common stock at a price per share of $1.50 and received 5-year warrants to purchase one share of common stock at $1.65 per share for every two common shares purchased in the offering (a total of 2.4 million warrants). ThinkEquity Partners LLC, Paramount BioCapital, Inc. and Casimir Capital L.P. acted as the placement agents for this offering and received fees of approximately $500,000 of which Paramount BioCapital, Inc., a related party, received $300,000. Net proceeds to the Company, after deducting commissions and other expenses relating to the private placement, were approximately $6.7 million.

The following table summarizes the total number of shares outstanding, shares issued to non-employees, directors, consultants, scientific advisory board members and options that have expired:

	2004		2003
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
Outstanding at beginning of year	2,841,607	$1.47	998,105	$1.48
Granted	366,000	$1.22	1,843,752	$1.47
Cancelled	(962,730)	$1.49	(250)	$2.80
Outstanding at end of year	2,244,877	$1.42	2,841,607	$1.47
Options exercisable at year-end	1,024,488	$1.38	1,114,755	$1.37
Weighted-average fair value of options granted during the year	$1.14		$0.63

The following table summarizes the information about Plan stock options outstanding at December 31, 2004:

Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Life In Years
$1.00 - $1.99	2,225,252	$1.41	8
$2.00-$2.99	16,500	$2.15	7
$3.00-$3.99	875	$3.20	2
$4.00-$12.00	2,250	$7.29	0
Total	2,244,877

The following table summarizes information related to warrants outstanding at December 31, 2004:

Remaining Contractual Life In Years	Price	Number of Exercisable Outstanding Warrants
4.15	$1.65	2,896,132

NOTE 7     AGREEMENTS

Pursuant to a January 2002 agreement between the Company and a pharmaceutical product development customer, the Company granted the customer a worldwide, non-exclusive, royalty free license to certain of the Company’s Intellectual Property Rights for research purposes only in connection with certain of the customer’s compounds. The customer paid the Company a nonrefundable license fee of $400,000 in 2002. The fee is being amortized to revenue through September 2005 when the agreement terminates. For each of the years ended December 31, 2004 and 2003, the Company recognized income of $114,241 related to this agreement.

In August 2002, the Company entered into a one-year scientific research agreement with another pharmaceutical product development customer to assist in the completion of a feasibility screening program and report. In consideration for the experimental activity, the customer paid a fee of $30,000. The fee has been amortized to revenue through August 2003. For the year ended December 31, 2003, the Company recognized income of $19,726.

In May 2003, the Company entered into a four-year consulting agreement with the CTO at an annual rate of $120,000 per year. In addition, the CTO received an option to purchase 650,052 shares of common stock at $1.49 per share as mentioned in Note 5.

In May 2003, the Company entered into an option agreement with the Science and Technology Bureau of Jiashan County in Zhejiang, Province of the People’s Republic of China, China (“Jiashan”), whereby the Company has an option to acquire a laboratory facility in an industrial park near Shanghai. Jiashan is currently building laboratory space to the Company's specifications, which is expected to be completed by the second quarter of 2005. The Company will not pay rent for the initial three years of the lease, following which the Company, at its sole option, may rent the space for annual rent of no more than $60,000. In addition, the Company will have the option to purchase the lab on commercially reasonable terms. Should the Company wish to occupy the laboratory after its estimated completion in the second quarter of 2005, it will begin to pay a maintenance fee of $4,500 per month which consists of operating expenses related to property management fees and waste removal. For purposes of entering into the lease, the Company established a wholly owned subsidiary in Hong Kong, Chiral Quest Ltd., which in turn will be the sole shareholder of a subsidiary in the People's Republic of China (the “China Sub”). The Company has provided $66,000 of capital to the China Sub through December 31, 2004. In addition, the Company was also granted the option to purchase for $750,000 approximately 33 acres of land adjacent to the industrial park where the lab will be established.

Pursuant to an October 2002 agreement with Penn State, the Company funded the services of four post-doctorate fellows who, under the supervision of the CTO, conducted research and provided research quantities of chiral ligands to the Company. From October 2002 through December 31, 2004, the Company has paid and incurred expenses of approximately $596,000 pursuant to the agreement. This amount consists principally of four post-doctorate salaries, fringe benefits, materials and supplies for the stated period. The agreement expires on April 14, 2005. The approximate obligation payable by the Company for the remaining period through April 14, 2005 is $98,000.

NOTE 8     BUSINESS AND CREDIT CONCENTRATIONS

The Company had two customers which accounted for approximately 34% and 26%, a major pharmaceutical company and a biotechnology company respectively, of revenue for the year ended December 31, 2004. The Company had two customers who accounted for approximately 54% and 17%, respectively, of revenue for the year ended December 31, 2003.

The Company had two customers who accounted for approximately 42% and 19%, respectively, of net customer accounts receivable as of December 31, 2004. The Company had two customers who accounted for approximately 52% and 39%, respectively, of net accounts receivable as of December 31, 2003.

NOTE 9     COMMITMENTS AND CONTINGENCIES

The Company entered into a written employment agreement dated as of February 1, 2005 with Daniel Greenleaf, its newly-appointed President and Chief Executive Officer. The agreement provides for a 3-year term and an initial annual base salary of $360,000, plus a guaranteed annual bonus of $100,000 during each year of the term of the agreement. In addition, Mr. Greenleaf is entitled to a signing bonus in the amount of $50,000, of which one-half is payable following the execution of the employment agreement and the remaining one-half is payable on the 6-month anniversary of the agreement. Mr. Greenleaf is further entitled to a “Discretionary Bonus” under the employment agreement of up to $250,000 per year upon the attainment of certain performance criteria specified in the employment agreement, and such other benefits generally made available to the Company’s other senior management.

The employment agreement also provides that Mr. Greenleaf is entitled to receive an option to purchase 891,396 shares of the Company’s common stock, which represents 5 % of the Company’s currently outstanding common stock. The option will vest in three equal annual installments, commencing February 2006. In addition, until the Company has raised $20 million through the sale of equity securities and has obtained the rights to one clinical stage human therapeutic, Mr. Greenleaf shall be entitled to receive such additional options to purchase common stock in order to maintain his beneficial ownership (assuming the exercise of all stock options issued to Mr. Greenleaf) at 5% of the Company’s outstanding common stock. To the extent any additional stock options are issued pursuant to the foregoing sentence, the options will vest in installments over the term of the employment agreement as long as Mr. Greenleaf remains employed by the Company and will be exercisable at the market value of the Company’s common stock at the time of issuance.

In the event Mr. Greenleaf’s employment is terminated by the Company during the term upon a “change of control” (as defined in the employment agreement) and on the date of such termination the Company’s aggregate market capitalization is less than $38 million, he is entitled to receive his base salary for six months thereafter and all of his stock options scheduled to vest in the calendar year of such termination shall accelerate and be deemed vested upon termination and will remain exercisable for 12 months following such termination. In the event the Company terminates Mr. Greenleaf’s employment during the term of the agreement other than as a result of death, disability, cause or in connection with a change of control where the Company’s aggregate market capitalization is less than $38 million, then (i) Mr. Greenleaf is entitled to receive his base salary for 12 months from such termination, his guaranteed bonus for the calendar year in which such termination occurs, and the portion of any discretionary bonus earned as of the termination, and (ii) the vesting of his stock options shall accelerate and be deemed vested and will remain exercisable for 12 months following such termination.

The Company leases laboratory and office space located in Monmouth Junction, New Jersey. The lease as amended commenced effective June 1, 2003 and is for a three-year term with a total rent, utilities and maintenance to be paid in monthly installments that increase each year. Due to the escalation clause in the lease, the Company is straight-lining the expense of the lease over the term of the lease. The Company also issued the landlord options to purchase 20,000 shares of common stock, as described in Note 6. The fair value of the options issued to the landlord of $9,845 is being amortized on a straight-line basis over the term of the option agreement and included in rent expense.

Future minimum rental payments subsequent to December 31, 2004 are as follows:

Years ended December 31,
2005	$281,000
2006	119,000
$400,000

Total rent expense (which includes base rent, utilities, and operating escalations for both the New Jersey lease and a month to month lease of laboratory space in Pennsylvania) for the Company for the year ended December 31, 2004 and 2003 was approximately $333,000 and $101,000 respectively.

NOTE 10     RETIREMENT PLAN

The Company sponsors a defined contribution 401(k) plan which allows eligible employees to defer a portion of their salaries for income tax purposes by making contributions to the plan. There have been no Company contributions to the plan for the years ended December 31, 2004 and 2003.

NOTE 11     RELATED PARTY TRANSACTIONS

Paramount BioCapital Investments, LLC, a related party, has been performing certain administrative functions for the Company since July 12, 2002, and financed the Company through loans for working capital evidenced by a series of promissory notes (the “Notes”) aggregating $376,625. The Notes bore interest at 5% per annum. The Company satisfied in full all principal and accrued interest under the Notes on February 28, 2003.

Additionally, from September 2002 through April 2004, the Company was paying $4,000 per month to Paramount BioCapital Investments, LLC, for an office and general and administrative services. For the years ended December 31, 2004 and 2003, this resulted in charges to operations of $6,000 and $48,000, respectively. As of December 31, 2003, the Company owed $1,201 to Paramount BioCapital Investments, LLC.

On February 25, 2004, the Company completed the sale of its securities in a private placement to accredited investors for gross proceeds of approximately $7.2 million. Paramount BioCapital, Inc. participated as one of three placement agents for this transaction, for which it received approximately $300,000 in commissions.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Greenwich Therapeutics, Inc.

We have audited the accompanying balance sheet of Greenwich Therapeutics, Inc. (A Development Stage Company) as of December 31, 2004, and the related statements of operations, changes in stockholders' deficiency and cash flows for the period from October 28, 2004 (Inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenwich Therapeutics, Inc. as of December 31, 2004, and its results of operations and cash flows for the period from October 28, 2004 (Inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred net losses from its inception through December 31, 2004 and it had a stockholders' deficiency as of December 31, 2004. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/J.H. Cohn LLP

Roseland, New Jersey
June 4, 2005

GREENWICH THERAPEUTICS, INC.
(A Development Stage Company)

BALANCE SHEETS
SEPTEMBER 30, 2005 (Unaudited) AND DECEMBER 31, 2004

	Sept 30, 2005 (Unaudited)	December 31, 2004
ASSETS
Totals	$--	$--

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
Accounts payable and accrued expenses	$65,299	$--
Accrued interest - related party	20,984	415
Total current liabilities	86,283	415
Notes payable - related party	735,872	68,552
Total liabilities	822,155	68,967
Commitments
Stockholders' deficiency:
Preferred stock, $.001 par value; 5,000,000 shares
authorized; none issued	--	--
Common stock, $.001 par value; 20,000,000 shares
authorized; 4,000,000 shares issued and outstanding	4,000	4,000
Less stock subscriptions receivable	(4,000)	(4,000)
Deficit accumulated during the development stage	(822,155)	(68,967)
Total stockholders' deficiency	(822,155)	(68,967)
Totals	$--	$--

See Notes to Financial Statements.

GREENWICH THERAPEUTICS, INC.
(A Development Stage Company)

STATEMENTS OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2005 (Unaudited), PERIOD FROM OCTOBER 28, 2004
(Inception) TO DECEMBER 31, 2004 AND
PERIOD FROM OCTOBER 28, 2004 (Inception) TO SEPTEMBER 30, 2005 (Unaudited)

	Nine Months Ended Sept 30, 2005 (Unaudited)	Period from October 28, 2004 (Inception) to December 31, 2004	Period from October 28, 2004 (Inception) to Sept 30, 2005 (Unaudited)
Operating expenses - research and
development, principally license fee	$732,619	$68,552	$801,171

Loss from operations	(732,619)	(68,552)	(801,171)
Interest expense	(20,569)	(415)	(20,984)
Net loss	$(753,188)	$(68,967)	$(822,155)

See Notes to Financial Statements.

GREENWICH THERAPEUTICS, INC.
(A Development Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY
PERIOD FROM OCTOBER 28, 2004 (Inception) TO SEPTEMBER 30, 2005 (Unaudited)

	Common Stock		Stock Subscriptions	Deficit Accumulated During the Development
	Shares	Amount	Receivable	Stage	Total
Issuance of common stock to
founders in October 2004
at $.001 per share	4,000,000	$4,000	$(4,000)

Net loss				$(68,967)	$(68,967)

Balance, December 31, 2004	4,000,000	4,000	(4,000)	(68,967)	(68,967)
Net loss				(753,188)	(753,188)

Balance, September 30, 2005	4,000,000	$4,000	$(4,000)	$(822,155)	$(822,155)

See Notes to Financial Statements.

GREENWICH THERAPEUTICS, INC.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 2005 (Unaudited),
PERIOD FROM OCTOBER 28, 2004 (Inception) TO DECEMBER 31, 2004 AND
PERIOD FROM OCTOBER 28, 2004 (Inception) TO SEPTEMBER 30, 2005 (Unaudited)

	Nine Months Ended Sept 30, 2005 (Unaudited)	Period from October 28, 2004 (Inception) to December 31, 2004	Period from October 28, 2004 (Inception) to Sept 30, 2005 (Unaudited)
Cash flows from operating activities:
Net loss	$(753,188)	$(68,967)	$(822,155)
Adjustments to reconcile net loss to
net cash provided by operating activities:
Expenses paid by related party on
behalf of the Company	667,320	68,552	735,872
Changes in operating assets and
liabilities:
Accounts payable and accrued
expenses	65,299		65,299
Accrued interest - related party	20,569	415	20,984
Net cash provided by
operating activities
and cash, beginning
and end of period	$--	$--	$--

See Notes to Financial Statements.

GREENWICH THERAPEUTICS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business, basis of presentation and summary of significant accounting policies:
Business:
Greenwich Therapeutics, Inc. ("Greenwich" or the "Company") was incorporated in the State of Delaware on October 28, 2004. Greenwich is a specialty pharmaceutical company focused on the acquisition, development and commercialization of innovative pharmaceutical products. The Company's current licensed compound targets the treatment of cancer, conditions stemming from the abnormal regulation of cell growth and other immunological diseases.

Basis of presentation:
The Company's primary activities since incorporation have been organizational activities, payment of a license fee and performing business and financial planning. Accordingly, the Company is considered to be in the development stage.

On May 3, 2005, VioQuest Pharmaceuticals, Inc. ("VIO") entered into a letter of intent ("LOI") with Greenwich. Pursuant to the LOI, VIO will issue up to 49% of its common stock to Greenwich's stockholders in exchange for 100% of the outstanding common stock of Greenwich. VIO is a pharmaceutical company that acquires and develops proprietary prescription drugs.

The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. For the nine months ended September 30, 2005, the Company reported a net loss of $753,188 and it had a loss from inception through September 30, 2005 and a stockholders' deficiency as of September 30, 2005 of $822,155. Management believes that the Company will continue to incur losses for the foreseeable future and will need additional equity or debt financing or will need to generate revenue from the licensing of its products or by entering into strategic alliances to be able to sustain its operations until it can achieve profitability, if ever. These matters raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

GREENWICH THERAPEUTICS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business, basis of presentation and summary of significant accounting policies (concluded):
Research and development:
Research and development costs are expensed as incurred.
Research and development costs for the nine months ended September 30, 2005 (unaudited) and the period from October 28, 2004 (Inception) to December 31, 2004 were $732,619 and $68,522, respectively, primarily for license fees (see Note 3).
Income taxes:
Under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS 109") deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that deferred tax assets will not be realized.

Note 2 - Notes payable - related party:
In October 2004, the Company entered into an open-ended future advance promissory note whereby Paramount BioCapital Investments, LLC ("PBCI"), an affiliate of a significant stockholder of Greenwich, agreed to advance funds for obligations arising out of the operations of Greenwich's business. The note accrues interest at a fixed rate equal to 5% per annum and becomes payable upon the earlier of two years from the date of issuance of the note or the date on which Greenwich enters into certain specified financing transactions. The amount due PBCI, including accrued interest, was $756,856 and $68,967 as of September 30, 2005 (unaudited) and December 31, 2004, respectively.

Note 3 - License agreements:
In February 2005, the Company entered into an agreement to acquire the rights to an exclusive, world-wide, royalty-bearing sublicense to develop and commercialize technology for treatment of cancer, conditions stemming from the abnormal regulation of cell growth and other immunological diseases (the "Sodium Stibogluconate Technology").

The amount expended under this agreement and charged to research and development expense for the nine months ended September 30, 2005 (unaudited) and the period from October 28, 2004 (inception) to December 31, 2004 was $549,718 and $35,000, respectively. Future potential milestone payments under this agreement total approximately $4,550,000. The Company may also owe the licensor royalty payments based on future net sales, as defined, from Sodium Stibogluconate Technology. There are no minimum royalties required under the agreement.

GREENWICH THERAPEUTICS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 3 - License agreements (concluded):
On April 19, 2005, Greenwich entered into a license agreement with the University of South Florida as the exclusive licensee under certain patent rights relating to technology for anticancer and antiviral therapy (the "Triciribine Technology"). The Company intends to develop, produce, manufacture, market and/or sell products related to the licensed technology. In May 2005, the Company paid a one-time milestone payment of $41,000 under this agreement. Future potential milestone payments under this agreement total approximately $5,800,000. The Company may also owe the licensor royalty payments based on future net sales, as defined, from the Triciribine Technology. There are no minimum royalties required under the agreement.

Note 4 - Stockholders' deficiency:
In 2004, the Company issued 4,000,000 shares of common stock to its founders for subscriptions receivable of $4,000 or $.001 per share.

Note 5 - Income taxes:
There was no current or deferred income tax expense or credit for the nine months ended September 30, 2005 and for the period from October 28, 2004 (inception) to December 31, 2004.

The Company's deferred tax assets as of September 30, 2005 and December 31, 2004 are as follows:

	2005	2004
Net operating loss carryforwards - Federal	$279,000	$23,000
Net operating loss carryforwards - state	49,000	4,000
Totals	328,000	27,000
Less valuation allowance	328,000	27,000
Deferred tax assets	$--	$--

At September 30, 2005, the Company had potentially utilizable Federal and state net operating loss tax carryforwards of approximately $822,000.

The utilization of the Company's net operating losses may be subject to a substantial limitation due to the "change of ownership provisions" under Section 382 of the Internal Revenue Code and similar state provisions. Such limitation may result in the expiration of the net operating loss carryforwards before their utilization.

Note 7 - Subsequent event:

Pursuant to an Agreement and Plan of Merger dated July 1, 2005, as amended (the “Merger Agreement”), among Greenwich, VioQuest Pharmaceuticals, Inc. (“VioQuest”), and VQ Acquisition Corp, a wholly-owned subsidiary of VioQuest, on October 18, 2005, VQ Acquisition Corp. merged with and into Greenwich, with Greenwich remaining as the surviving corporation and a wholly-owned subsidiary of VioQuest. In exchange for all of the shares of Greenwich common stock, the former stockholders of Greenwich were issued an aggregate of 17,128,790 shares of common stock of VioQuest and five-year warrants to purchase an additional 4,000,000 shares of VioQuest’s common stock at an exercise price of $1.41 per share. One-half of the VioQuest shares and warrants were deposited into an escrow account to be released upon the achievement of certain milestones relating to the clinical development of the Sodium Stibogluconate Technology and the Triciribine Technology. In the event such milestones are not achieved by June 30, 2008, any escrowed securities will be delivered to VioQuest for cancellation.

In addition, as contemplated by the Merger Agreement, at the closing of the merger VioQuest assumed all of Greenwich’s obligations under the open-ended future advance promissory note held by PBCI (see Note 2).

PRO FORMA FINANCIAL INFORMATION

Introduction to Unaudited Pro Forma Condensed Combined Financial Statements

VioQuest Pharmaceuticals, Inc. (“VioQuest”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) on July 1, 2005 with Greenwich Therapeutics, Inc. (“Greenwich”) and VQ Acquisition Corp., a wholly owned subsidiary of VioQuest. The Merger Agreement provided that VQ Acquisition Corp. would merge with and into Greenwich, with Greenwich remaining as the surviving corporation and a wholly owned subsidiary of VioQuest (the “Merger”). The Merger was completed October 18, 2005.

In accordance with the terms of the Merger Agreement, in exchange for all of the outstanding shares of Greenwich common stock, VioQuest issued to the former stockholders of Greenwich an aggregate of 17,128,729 shares (the “Merger Shares”) of VioQuest common stock and five-year warrants (the “Merger Warrants”) to purchase an additional 4,000,000 shares of VioQuest common stock. At September 30, 2005, Greenwich had outstanding indebtedness of approximately $822,000 resulting principally from a series of promissory notes issued to Paramount BioCapital Investments, LLC, an entity owned and controlled by Dr. Lindsay Rosenwald, a significant stockholder of VioQuest. The notes had or have a maturity date of October 28, 2006, and were paid or will be payable in three equal installments, as follows: (1) one-third was paid upon the completion of the October 18, 2005 financing; (2) one-third was converted into securities of VioQuest upon the terms and at the completion of the financing referred to in clause (1); and (3) one-third will be payable at such time as VioQuest completes a financing(s) resulting in aggregate gross proceeds of at least $10 million, or prior to the notes' maturity date whichever occurs first including the proceeds from the financing described in clause (1). In the event that VioQuest does not complete the financing(s) resulting in aggregate gross proceeds of at least $10 million, or prior to the notes' maturity date, whichever occurs first, then VioQuest will be required to satisfy the final one-third in October 2006. The completion of the Merger was conditioned upon obtaining at least $5 million in a financing transaction which occurred on October 18, 2005.

One-half of the Merger Shares and Merger Warrants were placed in escrow and were not included in the initial determination of the purchase price. They will be released upon the achievement of certain milestones relating to the clinical development of Greenwich’s product candidates. Using the share price around the date of the execution of the Merger Agreement, which was $0.70 per share, the release of the escrowed securities would result in an additional purchase price of $5,995,000 and a corresponding increase to in-process research and development ("IPRD").

The Unaudited Pro Forma Condensed Combined Statements of Operations combine the historical consolidated statements of operations of the Company and Greenwich giving effect to the merger as if it had been consummated on January 1, 2004. The Unaudited Pro Forma Condensed Combined Balance Sheet combines the historical consolidated balance sheet of the Company and the historical balance sheet of Greenwich, giving effect to the merger as if it had been consummated on September 30, 2005.

You should read this information in conjunction with the:

•	Accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements;

•
Separate historical financial statements of the Company as of and for the year ended December 31, 2004 and as of and for the nine months ended September 30, 2005 and 2004 (Unaudited) included elsewhere in this registration statement;

•
Separate historical financial statements of Greenwich as of September 30, 2005 (Unaudited) and December 31, 2004 and for the nine months ended September 30, 2005 (Unaudited) and for the period from October 28, 2004 (inception) to September 30, 2005 (Unaudited) and for the period from October 28, 2004 (inception) to December 31, 2004 which are included elsewhere in this registration statement.

We present the unaudited pro forma condensed combined financial information for informational purposes only. The pro forma information is not necessarily indicative of what our financial position or results of operations actually would have been had we completed the merger on September 30, 2005 or on January 1, 2004. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

We prepared the unaudited pro forma condensed combined financial information using the purchase method of accounting with the Company treated as the acquirer. Accordingly, the Company’s cost to acquire Greenwich will be allocated to the assets acquired and liabilities assumed (substantially IPRD) based upon their estimated fair values as of the date of acquisition. The allocation is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2005
(Unaudited)
($000's)

	VioQuest	Greenwich		Pro Forma		Pro Forma
Assets	Pharmaceuticals, Inc.	Therapeutics, Inc.		Adjustments		Combined

Current assets:
Cash and cash equivalents	$262	$		$(295)	(3)	$(33)
				7,798	(5)	7,798
Accounts receivable	122					122
Inventories	636					636
Prepaid expenses	57					57

Total current assets	1,077		—	7,503		8,580

Property and equipment, net	834					834
Security deposits	61					61
Intellectual property rights, net	586					586
Other	55					55

Total assets	$2,613		$—	$7,503		$10,116

Liabilities and Stockholders’ Equity (Deficiency)

Current liabilities:
Accounts payable	$1,752	$		$150	(4)	$1,902
Accrued expenses	420		65			485
Accrued interest - related party			21	(21)	(3)	—
Deferred revenue	173					173
Total current liabilities	2,345		86	129		2,560

Note payable - related party			736	(569)	(3)	167

Total liabilities	2,345		822	(440)		2,727

Commitments and contingencies

Stockholders’ equity (deficiency):

Common stock	178		4	17	(3)	206
				(4)	(2)
				11	(5)

Stock subscriptions receivable			(4)	4	(2)	—

Additional paid-in capital	11,398			6,273	(3)	25,458
				7,787	(5)

Common stock to be issued	190					190

Accumulated deficit	(11,498)		(822)	(6,967)	(3)	(18,465)
				822	(2)

Total stockholders’ equity (deficiency)	268		(822)	7,943		7,389

Total liabilities and stockholders' equity (deficiency)	$2,613		$—	$7,503		$10,116

See accompanying notes to unaudited condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the nine months ended September 30, 2005
(Unaudited)
($000's, except per share information)

	VioQuest	Greenwich	Pro Forma	Pro Forma
	Pharmaceuticals, Inc.	Therapeutics, Inc.	Adjustments	Combined

Revenue	$2,636	$—		$$2,636

Cost of goods sold (excluding depreciation and amortization)	1,679			1,679

Gross profit	957			957

Operating expenses:
Management and consulting fees	707			707
Research and development	1,197	733		1,930
Selling, general and administrative	2,958			2,958
Depreciation and amortization	172			172
Total operating expenses	5,034	733	—	5,767

Loss from operations	(4,077)	(733)	—	(4,810)

Interest income, (expense), Net	14	(20)		(6)

Net loss	$(4,063)	$(753)	$—	$(4,816)

Net loss per common share:
Basic and diluted	$(0.23)			$(0.10)

Weighted average shares of common stock outstanding:
Basic and diluted	17,852,100			46,553,695

See accompanying notes to unaudited condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2004
(Unaudited)
($000's, except share and per share information)

	VioQuest	Greenwich	Pro Forma	Pro Forma
	Pharmaceuticals, Inc.	Therapeutics, Inc.	Adjustments	Combined

Revenue	$1,485	$—		$1,485

Cost of goods sold (excluding depreciation)	838			838

Gross profit	647			647

Operating expenses:
Management and consulting fees	627			627
Research and development	902	69		971
Selling, general and administrative	1,612			1,612
Compensation	1,389			1,389
Depreciation and amortization	179			179

Total operating expenses	4,709	69	—	4,778

Loss from operations	(4,062)	(69)	—	(4,131)

Interest income, net	38			38

Net loss	$(4,024)	$(69)	$—	$(4,093)

Net loss per common share:
Basic and diluted	$(0.24)			$(0.09)

Weighted average shares of common stock outstanding:
Basic and diluted	17,100,582			45,802,177

See accompanying notes to unaudited condensed combined financial statements.

Notes To Unaudited Pro Forma Condensed Combined Financial Statements

(1) Description of Transaction and Basis of Presentation

VioQuest Pharmaceuticals, Inc. (“VioQuest”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) on July 1, 2005 with Greenwich Therapeutics, Inc. (“Greenwich”) and VQ Acquisition Corp., a wholly owned subsidiary of VioQuest. The Merger Agreement provided that VQ Acquisition Corp. would merge with and into Greenwich, with Greenwich remaining as the surviving corporation and a wholly owned subsidiary of VioQuest (the “Merger”). The Merger was completed October 18, 2005.

In accordance with the terms of the Merger Agreement, in exchange for all of the outstanding shares of Greenwich common stock, VioQuest issued to the former stockholders of Greenwich an aggregate of 17,128,729 shares (the “Merger Shares”) of VioQuest common stock and five-year warrants (the “Merger Warrants”) to purchase an additional 4,000,000 shares of VioQuest common stock. At September 30, 2005, Greenwich had outstanding indebtedness of approximately $822,000 resulting principally from a series of promissory notes issued to Paramount BioCapital Investments, LLC, an entity owned and controlled by Dr. Lindsay Rosenwald, a significant stockholder of VioQuest. The notes had or have a maturity date of October 28, 2006, and were paid or will be payable in three equal installments, as follows: (1) one-third was paid upon the completion of the October 18, 2005 financing; (2) one-third was converted into securities of VioQuest upon the terms and at the completion of the financing referred to in clause (1); and (3) one-third will be payable at such time as VioQuest completes a financing(s) resulting in aggregate gross proceeds of at least $10 million or prior to the notes’ maturity date whichever occurs first, including the proceeds from the financing described in clause (1). In the event that VioQuest does not complete the financing(s) resulting in aggregate gross proceeds of at least $10 million, or prior to the notes' maturity date, whichever occurs first, then VioQuest will be required to satisfy the final one-third in October 2006. The completion of the Merger was conditioned upon obtaining at least $5 million in a financing transaction which occurred on October 18, 2005.

The Merger will be accounted for as a purchase by the Company under accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the liabilities of Greenwich will be recorded as of the acquisition date, at their respective fair values, and combined with those of the Company. The reported financial condition and results of operations of the Company after completion of the Merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of Greenwich. The estimated purchase price has been preliminarily allocated to acquired IPRD.

As required by FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”, the Company has estimated that it will record a charge upon the closing of the transaction of $6,967,000 for the preliminary estimate of the portion of the purchase price allocated to acquired IPRD.

One-half of the Merger Shares and Merger Warrants were placed in escrow and were not included in the initial determination of the purchase price. They will be released upon the achievement of certain milestones relating to the clinical development of Greenwich’s product candidates. Using the share price around the date of the execution of the Merger Agreement, which was $0.70 per share, the release of the escrowed securities would result in an additional purchase price of $5,995,000 and a corresponding increase to IPRD.  The Company believes that the additional contingent purchase price of $5,995,000 is adequately supported primarily based upon a preliminary discounted cash flow evaluation of Greenwich’s technology. The preliminary discounted cash flow evaluation projects Greenwich’s revenues and free cash flow between the years 2005-2014, with an expected conservative commercialization of both drug compounds in 2010, in addition to the valuation of the license agreements for SSG and TCN. Based upon the discounted cash flow model and assumptions used, the preliminary estimate for both drug compounds to be acquired is approximately $14 million. This preliminary evaluation methodology was also based upon comparable transactions, and comparable companies with drugs in early stage drug development for cancer and related disorders to further assess Greenwich’s technology valuation. This comparable transaction analysis suggests that Greenwich’s enterprise value range is between $12 million and $20 million. If each drug compound achieves Phase II completion by June 30, 2008, the total transaction costs charged to IPRD would be approximately $12,962,000 taking into effect the initial transaction cost of approximately $6,967,000 for the preliminary estimate of the portion of the purchase price allocated to acquired IPRD, in addition to the additional purchase price of $5,995,000 upon the achievement of certain milestones. It is anticipated that the additional purchase price of $5,995,000 will be allocated to IPRD upon the achievement of certain milestones by June 30, 2008, as follows: 35 percent of the additional purchase price (or approximately $2,098,000) would be allocated to IPRD upon the conclusion of a Phase I clinical trial for SSG; 35 percent of the additional purchase price (or approximately $2,098,000) would be allocated to IPRD upon the conclusion of a Phase I clinical trial for TCN under a corporate-sponsored investigational new drug application accepted by the FDA; 15 percent (or approximately $899,000) would be allocated to IPRD upon the conclusion of a Phase II clinical trial for SSG; and 15 percent (or approximately $900,000) would be allocated to IPRD upon the conclusion of a Phase II clinical trial for TCN. The milestones relating to SSG and TCN are independently based. Accordingly, if any of the above milestones are not met, a portion or all of the corresponding charge to IPRD would not be recorded.

A valuation using the guidance in SFAS No. 141, “Business Combinations” and the AICPA Practice Aid “Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices and Pharmaceutical Industries” is being performed to determine the fair value of research and development projects of Greenwich which were in-process but not yet completed. If the actual fair value is materially different than the preliminary allocation to IPRD, we will adjust the preliminary estimate accordingly.

(2)	To eliminate the stockholders’ deficiency accounts of Greenwich. The Greenwich stock subscription receivable has been collected in full as of August 19, 2005.

(3)
To reflect the issuance of 8,957,225 shares, including 392,830 shares for the repayment of $295,000 of the indebtedness, of the Company’s $.01 par value common stock to the stockholders of Greenwich and repayment of certain indebtedness of the Company to Greenwich. The Company is obligated to repay the note in its entirety prior to its maturity date of October 28, 2006

The components of the preliminary purchase price, which we anticipate will be charged to IPRD, are summarized as follows ($000’s):

Common stock issued	$5,995
Liabilities assumed	822
Estimated transaction costs	150
Total purchase price	$6,967

The preliminary purchase price does not include any of the achievement based milestone payments described above.

(4)	To reflect estimated transaction costs.

(5)	To reflect the sale of 11,179,975 shares of the Company’s capital stock on October 18, 2005 at a per share price of $.75 for gross proceeds of $8,385,000 and net proceeds to the Company of $7,798,000.

38,291,567 Shares

Common Stock

VioQuest Pharmaceuticals, Inc.

______________________

PROSPECTUS
______________________

December 5, 2005